Form 20-F/A
period 2021-12-31
LAVA Therapeutics NV
filed 2022-12-23
CIK 1840748

As filed with the Securities and Exchange Commission on December 23, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM

20-F/A

(Amendment No. 1)

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

U.S. GAAP ◻ International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧ Other ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

Explanatory Note

This Amendment No. 1 to Form 20-F (Form 20-F/A) is being filed by Lava Therapeutics N.V. (Company) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022 (Original Filing). The Company is filing this Form 20-F/A to amend Item 15 of Part II of the Original Filing to include disclosure of management’s assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021.

This Form 20-F/A does not reflect events occurring after the filing of the Original Filing and does not modify or update disclosures in the Original Filing in any way other than as required to reflect the revisions described above. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Filing, and any such forward looking statements should be read in their historical context.

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

Our business exposes us to product liability risks, which are inherent in the testing, clinical development, manufacturing, marketing and sale of biopharmaceutical products. For example, we may be sued if any product or product candidate we develop allegedly causes or is perceived to cause injury or is found to be otherwise unsuitable during product testing, clinical development, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach or violation of warranties and/or trademarks. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources].

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

Item 15: Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Accordingly, even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on such evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting primarily related to (a) the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which are a sufficient level of management review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology and (b) our ability to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (ii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

While we took steps during the year ended December 31, 2021 to remediate these material weaknesses and have enhanced our internal control over financial reporting in preparation for compliance with Section 404(a) of the Sarbanes-Oxley Act for the year ending December 31, 2022, such remediation measures have been operational for a limited period of time and have not been tested. As such, we cannot consider these material weaknesses as remediated as of December 31, 2021. We have therefore developed a remediation plan designed to address these material weaknesses and other existing deficiencies. Such plan includes the redesign of critical processes and controls associated with internal control over financial reporting. Based on such plan, we are currently implementing additional processes and measures to ensure operating effectiveness. Specifically, we are implementing proper segregation of duties and management review and approvals across all key business processes, and have hired additional internal and external accounting resources. Although we intend to complete the remediation plan as soon as possible, we cannot guarantee at this time when such remediation steps will be completed, and management may determine the need to enhance other existing controls and procedures or implement additional controls as the remediation progresses.

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

112

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

Item 18: Financial Statements

Not applicable.

Item 19: Exhibits

		Incorporation by Reference
Exhibit number	Description of Document	Form	Exhibit	File Date	File Number
1.1	English translation of Articles of Association of LAVA Therapeutics N.V.	Form F-1/A	3.2	3/18/2021	333-253795

4.2	Restated and Amended License and Assignment Agreement, dated as of February 25, 2021, by and among Lava Therapeutics, B.V., and Stichting VUmc.	Form F-1/A	10.1	3/18/2021	333-253795

2.1	Description of Securities	Form 20-F	2.1	3/24/2022

4.3	Research Collaboration and License Agreement, dated as of May 13, 2020, by and among Lava Therapeutics, B.V., and Janssen Biotech, Inc.	Form F-1/A	10.2	3/18/2021	333-253795

4.4#	Form of Indemnification Agreement for executive directors and executive officers.	Form F-1/A	10.3	3/18/2021	333-253795

4.5	Form of Indemnification Agreement for non-executive directors.	Form F-1/A	10.4	3/18/2021	333-253795

4.6#	2018 Stock Option Plan.	Form F-1/A	10.5	3/18/2021	333-253795

4.7#	2020 U.S. Stock Option Plan.	Form F-1/A	10.6	3/18/2021	333-253795

4.8#	2021 Employee Share Purchase Plan.	Form F-1/A	10.8	3/18/2021	333-253795

8.1	Subsidiaries of the Registrant.	Form 20-F	8.1	3/24/2022

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm	Form 20-F	15.1	3/24/2022

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

* Filed herewith

# Indicated a management contract or compensatory plan, contract or arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAVA Therapeutics N.V.
(Registrant)

/s/ Fred Powell
Fred Powell
Chief Financial Officer Date: December 23, 2022