Form 20-F
period 2022-12-31
LAVA Therapeutics NV
filed 2023-04-11
CIK 1840748

As filed with the Securities and Exchange Commission on April 11, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM

20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Yalelaan 62

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

As of December 31, 2022, the issuer had 26,289,087 common shares outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻ International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧ Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

Special Note Regarding Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in Item 3 of this annual report. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of our product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidates and manufacture our product candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;
●	the implementation of our business model and strategic plans for our business and product candidates;
●	our ability to establish sales, marketing and distribution capabilities;
●	our ability to enter into and maintain collaborations with third parties for the development or commercialization of our product candidates;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required for annual reports.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required for annual reports.

ITEM 3.Key Information

A. [Reserved]

B. Capitalization and indebtedness

Not required for annual reports.

C. Reasons for the offer and use of proceeds

Not required for annual reports.

D. Risk factors

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

Summary Risk Factors

Risks related to our financial position and capital needs

●	We anticipate incurring substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

●	Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving bank failures, liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

●	We have a limited operating history, which makes it difficult to assess our future viability.
●	We will require substantial additional funding to finance our operations to complete the development and commence commercialization of our product candidates.

Risks related to the development and commercialization of our product candidates

●	Our product candidates, Gammabody™ platform and related technologies are novel approaches to cancer treatment, which makes it difficult to predict the time and cost of development and subsequent regulatory approval.
●	We are dependent on the successful clinical development, regulatory approval and commercialization of our product candidates. Our product candidates could fail to demonstrate safety and efficacy at any stage of development, which could prevent or delay us from obtaining required regulatory approvals and commercializing our product candidates.

●	Success in preclinical studies or early-stage clinical trials may not be indicative of results in future clinical trials.
●	We have in the past, and in the future may enter into collaborations with third parties to conduct, supervise and monitor our preclinical studies and clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business and delay or impair our ability to obtain regulatory approval or otherwise commercialize our product candidates.
●	If we encounter difficulties in enrolling, qualifying or retaining patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
●	Serious adverse events or undesirable or unexpected side effects of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.
●	Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
●	We face significant competition, and many of our competitors have substantially greater experience and resources than we have.

Risks related to manufacturing and reliance on third parties

●	The manufacture of biotechnology products is complex, and manufacturers often encounter difficulties in production, which could negatively affect our ability to develop or commercialize our product candidates.
●	To date, we have relied on a single-source supplier for bulk drug substance and drug manufacturing for certain of our product candidates. The loss of this supplier or its failure to supply us with bulk drug substance on a timely basis for such product candidate could impair our ability to develop our product candidate or otherwise delay the development process, which could adversely affect our business.
●	We are dependent on third-party service providers to perform critical activities related to the research, development and manufacturing of our product candidates. If these third-party service providers fail to perform, our development program could be delayed with materially adverse effects on our business, financial condition, results of operations and prospects.

Risks related to our intellectual property

●	If we are unable to obtain and maintain patent and other intellectual property protection for our product candidates and technology, or if the scope of protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our product candidates and technology may be adversely affected.
●	Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies and we may be unsuccessful in complying with such requirements.
●	Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
●	Even if we are successful in obtaining and maintaining robust intellectual property rights, such protections do not necessarily address all potential threats to the competitive advantages maintained by our business.

Risks related to our business operations, employee matters and managing growth

●	Our business and operations may be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, such as the crisis in Ukraine or other macroeconomic conditions, which could negatively impact our business and financial performance.
●	If our collaboration agreement with Seagen Inc. (Seagen) is terminated or if Seagen materially breaches its obligations thereunder, or it the collaboration does not progress due to manufacturing issues, clinical trial results or for other reasons, our reputation could be impacted or business, prospects, operating results, and financial conditions could be materially harmed.
●	We may expand our organization, and we may experience difficulties in managing this growth.
●	There are risks inherent in our business that may subject us to potential product liability suits and other claims.
●	If the security of the personal information that we collect, store or process is compromised, we may be exposed to liability and loss of business.
●	We may be classified as a passive foreign investment company (PFIC) for United States (U.S.) federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the common shares.

Risks related to regulatory compliance

●	The regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.
●	Even if a product candidate receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community.

Risks related to ownership of our common shares

●	The market price of our common shares has been and may continue to be volatile.
●	Shareholders may not be able to exercise pre-emption rights and, as a result, may experience substantial dilution upon future issuances of common shares.
●	We have identified material weaknesses in our internal control over financial reporting.

Risks related to our financial position and capital needs

We are a clinical-stage immuno-oncology company and have incurred significant operating losses since inception. We anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical-stage immuno-oncology company and have incurred significant operating losses since inception. Our net loss was $31.9 million and $42.4 million for the years ended December 31, 2022, and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $108.1 million. To date, we have recognized minimal license revenues with no significant milestone revenues expected to be recognized over the next 12 months, and we have not recorded any revenues from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future.

Since inception, we have devoted substantially all of our efforts to preclinical and clinical research and development of our product candidates and technology, organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting clinical trials. We have not obtained regulatory approval for, or commercialized, any product candidates and it could be several years, if ever, before we have a commercialized product. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

●	continue the ongoing and planned development of our product candidates, including LAVA-051 and LAVA-1207 and other early-stage product candidates;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with current Good Manufacturing Practices (cGMP);
●	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gamma delta engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio, including incurring costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the U.S. and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	develop a potential companion diagnostic;
●	address any events outside of our control, including, but not limited to, outbreaks of infectious diseases such as the COVID-19 pandemic; and
●	general economic and market conditions and overall fluctuations in the United States and international equity markets, such as deteriorating conditions due to investor concerns regarding inflation and the hostilities between Russia and Ukraine.

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

Moreover, even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, and expand our business or continue our operations.

Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving bank failures, liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.

Although a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money on the business day following the date of closure, uncertainty and liquidity concerns in the broader financial services industry remain, as other financial institutions face similar threats. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs of capital and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts could have material adverse impacts on our operations and liquidity.

Our cash and cash equivalents may be exposed to the risk of loss as a result of the failure of our banking institutions with which we have a banking relationship.

While we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. Notwithstanding, those institutions are subject to risk of failure. For example, on March 10, 2023, SVB  was unable to continue its operations and the FDIC was appointed as receiver to hold its deposits. On March 26, 2023, First–Citizens Bank & Trust Company, Raleigh, North Carolina (“First Citizens”) purchased all deposits and loans of SVB, and depositors of SVB became depositors of First Citizens.

As of March 31, 2023, less than $0.1 million of our cash and cash equivalents were held with First Citizens. All of our other cash and cash equivalents are held with other large financial institutions, and we do not expect further developments with the purchase of SVB’s deposits by First Citizens to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if further failures occur at financial institutions where we hold deposits, we could experience additional risk of loss of our cash and cash equivalents. Any such loss or limitation on our cash and cash equivalents would adversely affect our business.

Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

Since inception, our operations to date have been limited to developing our Gammabody platform, financing and staffing our company, identifying and developing LAVA-051, LAVA-1207 and other product candidates, business planning and providing general and administrative support to these operations. Our product candidate, LAVA-051, is being evaluated in a Phase 1/2a clinical trial in chronic lymphocytic leukemia (CLL), multiple myeloma (MM) and, at later stages, acute myeloid leukemia (AML). Our solid tumor product candidate, LAVA-1207, is being evaluated in a Phase 1/2a clinical trial in metastatic castration-resistant prostate cancer (mCRPC). We have not yet, and may never, successfully complete a clinical trial, obtain marketing approval, manufacture commercial scale cGMP-product (including through a third party), or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing product candidates.

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

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the Phase 1/2a clinical trials for LAVA-051 and LAVA-1207, initiate later-stage clinical development, and continue to research, develop and initiate clinical trials for other product candidates and obtain and maintain intellectual property and other proprietary rights. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution, as well as expenses related to any milestone and royalty payment.

Furthermore, our operations have consumed substantial amounts of cash since inception, and we expect our expenses to continue to increase in connection with the costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations and planned research and clinical development activities. Because the design and outcome of our ongoing and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. Although it is difficult to forecast all of our future liquidity requirements, based on our current research and development plans, we believe that our existing cash, cash equivalents and investments will be sufficient to fund our operations through at least the next 12 months. Moreover, we will need to obtain substantial additional funding in connection with our continuing operations and planned research and clinical development activities.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets and other global events may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our development programs, and consider other cost reduction initiatives, such as downsizing our operations or suspending, curtailing, or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected which could result in a decrease in the price of our common shares and, ultimately, insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

We will need to raise additional capital, which may not be available on acceptable terms, or at all. Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. To the extent that we raise additional capital, if available, through the sale of equity or convertible debt securities, your ownership interest in our company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

Exchange rate fluctuations could negatively affect our financial condition.

Our consolidated financial statements are presented in U.S. dollars (USD). We operate via our Dutch and U.S. entities, but we also conduct business in Switzerland, Spain, Italy and France. Therefore, we have expenses denominated in USD, euros and Swiss francs in connection with, among other things, our sponsored clinical trials, purchase of drug product for our clinical trials, process development and the prosecution and maintenance of our intellectual property portfolio. As a result, our business and share price may be affected by fluctuations between the euro, the USD and the Swiss franc, which may have a significant impact on our reported results of operations and cash flows from period to period.

Risks related to the development and commercialization of our product candidates

Our product candidates and related technologies, including LAVA-051 and LAVA-1207, which are based on bispecific gamma delta T cell engagers, are novel approaches to cancer treatment, which makes it difficult to predict the time and cost of development and subsequent regulatory approval. Currently, there are no bispecific gamma delta T cell engagers which have been approved for cancer treatment by the United States Food and Drug Administration (FDA) or European Medicines Agency (EMA).

We have concentrated our product candidates and research and development efforts on our Gammabody platform, which we believe represents a novel approach to cancer treatment. Our future success depends on our successful development of our bispecific gamma delta T cell engager product candidates and related technology.

To date, gamma delta T cells and products that induce gamma delta T cell activation have only been evaluated in a limited number of early clinical trials. These clinical trials were primarily designed to evaluate safety and tolerability, and not designed to produce statistically significant results as to efficacy. Although prior clinical trials by other companies have shown early signs of gamma delta T cell efficacy, and other clinical trials have produced encouraging results regarding bispecifics, our Phase 1/2a clinical trials for LAVA-051 and LAVA-1207 are the only clinical trials conducted that utilize our Gammabody technology. Even after the completion of our Phase 1/2a clinical trials for LAVA-051 and LAVA-1207, our Gammabody product candidates will have only been tested in a small number of patients. Results from these clinical trials may not necessarily be indicative of the safety and tolerability or efficacy of our product candidates as we expand into larger clinical trials.

There can be no assurance that we will not experience problems or delays in developing LAVA-051, LAVA-1207 and additional product candidates, in particular, as a result of the limited number of prior studies and clinical trials of gamma delta T cells, and that such problems or delays will not cause unanticipated costs, or that such development problems can be solved. Our Gammabody platform and our LAVA-051 and LAVA-1207 product candidates are in early stages of development and may never be commercialized. Although we intend to leverage our experience with LAVA-051 and LAVA-1207 in our preclinical and clinical development of other product candidates, we may be unable to reduce development timelines or costs for our other Gammabody programs. For instance, we may encounter unforeseen problems and delays for current and future product candidates that are either or both specific to a product candidate or extend to multiple product candidates.

We may not ultimately be able to provide the regulatory authorities with clinical evidence to support a claim of safety, efficacy, purity, and potency sufficient to approve our Gammabody product candidates for any indication. This may occur for reasons such as early clinical trials do not meet their endpoints, later clinical trials fail to reproduce favorable data obtained in earlier clinical trials, the results of such trials are not statistically significant, or the FDA, EMA or other regulatory body disagrees with how we interpret the data from these clinical trials, or does not accept these therapeutic effects as valid endpoints in pivotal clinical trials necessary for market approval. Moreover, we will also need to demonstrate that our product candidates are safe. We have only recently begun to receive safety data on our clinical trials. We do not have data on possible harmful long-term effects of our Gammabody product candidates and do not expect to have this data in the near future. As a result, our ability to generate clinical safety and efficacy data sufficient to support submission of a marketing application or commercialization of our Gammabody product candidates is subject to significant uncertainty and risk.

Furthermore, actual or perceived safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of patients to participate in clinical trials, or if approved by applicable regulatory authorities, of physicians to subscribe to the novel treatment mechanics.

In particular, T cell engagers developed by other companies have been observed to cause safety issues, including cytokine release syndrome (CRS), which have, in certain cases, resulted in a delay or abandonment of those clinical programs. At present, only a few bispecific T cell engagers, including blinatumomab, are approved by the FDA. Our Gammabody class of bispecific gamma delta T cell engager product candidates have been perceived as potentially having similar complications. These perceived complications have affected the clinical protocol design of our clinical trials in the United States and may have further impact in other jurisdictions. Because all our product candidates are based on the same core Gammabody platform, if any of our product candidates encounter safety or efficacy problems, developmental delays or regulatory issues or other problems, these could impact the development plans for our other product candidates.

Also, competitors who are developing other bispecific gamma delta T cell engagers may experience problems with their product candidates that could identify problems with T cell engagers generally, which could potentially harm our ability to develop and commercialize our product candidates and harm our business. Our class of bispecific gamma delta T cell engagers could have, or be perceived to have, additional complications due to their unique mechanism of action (MoA). Consequently, we cannot be certain that our product candidates will be successful in clinical studies or that they will receive regulatory approval even if they are successful in clinical studies. If our product candidates face such complications or other challenges that we are unable to satisfactorily resolve, our ability to commercialize and generate product revenue will be significantly and adversely affected.

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

We are in early-stage clinical development with two product candidates, LAVA-051 and LAVA-1207. Our business is dependent on our ability to successfully complete development of, and obtain regulatory approval for, our product candidates in a timely manner. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that (i) our product candidates will prove to be effective, (ii) we will be able to take advantage of abbreviated regulatory pathways for any of our product candidates or (iii) we will ultimately be successful in our ongoing and future clinical trials.

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

Our ability to successfully complete clinical development and obtain regulatory approval from the FDA, EMA or comparable regulatory authority for our product candidates will depend on several factors, including the following:

●	successful and timely completion of our current clinical trials;
●	initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;
●	receipt of safety, tolerability and efficacy profiles that are satisfactory to the FDA, EMA or any comparable regulatory authority for marketing approval;
●	agreement by regulatory authorities with our interpretation of data from our preclinical studies or clinical trials;
●	the adequacy of record keeping or the record keeping of our clinical trial sites or investigators;
●	approval by regulatory authorities of our manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies or our own manufacturing facility;
●	timely receipt of marketing approvals for our lead product candidates from applicable regulatory authorities;
●	the performance of our current and future collaborators; and
●	the extent of any required post-marketing approval commitments to applicable regulatory authorities.

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

Additionally, our current Phase 1/2a clinical trials for LAVA-051 and LAVA-1207 involve studying a relatively small patient population, which makes it difficult to predict whether the results observed in such clinical trials will be repeated in larger and more advanced clinical trials. We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including the following:

●	delays in reaching a consensus with regulatory authorities on the design, location or implementation of our clinical trials for LAVA-051 and LAVA-1207 and other potential product candidates;

●	delays or setbacks in patient identification, qualification and enrollment;
●	clinical trials of our product candidates may produce negative or inconclusive results;
●	redesigning our study protocols and need to conduct additional studies as may be required by a regulator;
●	changes in regulation or policy relating to the development and commercialization of our product candidate by the FDA, EMA or other comparable foreign regulatory authorities
●	delay or failure in obtaining the necessary approvals from regulators or institutional review boards (IRBs), in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;
●	the number of patients required for clinical trials for our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or may be lower than we anticipate due to challenges in recruiting, qualifying and enrolling suitable patients that meet the study criteria, participants may drop out of these clinical trials at a higher rate than we anticipate or the duration of these clinical trials may be longer than we anticipate;
●	imposition of a clinical hold by regulatory authorities as a result of, among other reasons, a serious adverse event or a failed inspection of our clinical trial operations, trial sites or manufacturing facilities;
●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; and
●	need to conduct additional clinical trials or abandon product development programs.

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

Results from preclinical studies or early-stage clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates, LAVA-051 and LAVA-1207, are still in the early stages of development in Phase 1/2a clinical trials. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials.

Furthermore, we have limited safety and clinical efficacy data for the use of LAVA-051 and LAVA-1207 in humans. There can be no assurance that the results seen in preclinical studies for any of our product candidates ultimately will result in success in clinical trials. In addition, there can be no assurance that we will be able to achieve the same or similar success in our preclinical studies and clinical trials of our other product candidates.

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

If we do not observe favorable results in the clinical trials of our product candidates that would support regulatory approval, we may decide to delay or abandon clinical development of such product candidates. Similarly, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We have in the past, and in the future may enter into collaborations with third parties to conduct, supervise and monitor our preclinical studies and clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business and delay or impair our ability to obtain regulatory approval or otherwise commercialize our product candidates.

We rely upon, and intend to rely on for the foreseeable future, clinical research organizations (CROs) and academic institutions to monitor and manage data for our preclinical programs and ongoing clinical programs, including our clinical trials for LAVA-051 and LAVA-1207. We control only certain aspects of the activities of our third-party service providers, including investigators and CROs. Nevertheless, we will be responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities.

We and these CROs are required to comply with good clinical practices (GCPs) which are regulations and guidelines enforced by the FDA and comparable regulatory authorities for any of our product candidates that are in preclinical and clinical development. The regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we rely on CROs to conduct GCP-compliant clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations. If we or our CROs fail to comply with GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. If our CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators, academic institutions and CROs are not our employees, and we will not be able to control, other than by contract, the number of resources, including time, which they devote to our product candidates and clinical trials. Use of third-party service providers may require us to disclose our proprietary or confidential information to these parties, which could increase the risk that this information will be misappropriated.

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

These factors may adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If our CROs, or hospitals where we conduct our clinical trials, do not successfully carry out their contractual duties or obligations with us or regulatory agencies, fail to meet necessary safety measures and protocols or meet expected deadlines, or fail to comply with regulatory and/or independent institutional review board (IRB) requirements, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. Consequently, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

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

Additionally, the FDA, EMA or an IRB may also suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a clinical trial in accordance with regulatory requirements, that we are exposing participants to unacceptable health risks, or they find deficiencies in our investigational new drug applications (INDs) or the conduct of these clinical trials. Failures of our CROs to comply with regulations could also cause damage to our reputation and to public perception about our product candidates and technology. Consequently, if we experience delays in our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenues from our product candidates may be delayed.

Disruptions at the FDA and other government agencies caused by funding shortages, market conditions or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being advanced, developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Disruptions at the FDA and other agencies, including government budget and funding levels, statutory, regulatory, and policy changes, their ability to hire and retain key personnel as well as impacts resulting from broader market conditions may affect the FDA’s ability to perform routine functions thereby extending the time necessary for new biologics or modifications to be cleared, or approved biologics to be reviewed and approved by necessary government agencies. If a prolonged government shutdown occurs, government funding levels are significantly reduced, or current or future global health concerns prevent the FDA or other regulatory authorities from conducting regulator inspections, reviews or other activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

For LAVA-051 and LAVA-1207, we do not believe it will be necessary to use FDA-cleared or Conformite Europeenne (CE) marked or FDA-approved diagnostic tests to diagnose patients or to assure the safe and effective use of product candidates in clinical trial patients. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific marker that the companion diagnostic was developed to detect.

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

We may develop LAVA-051 and LAVA-1207 and other product candidates for use in combination with approved therapies. We have not studied the benefits and potential challenges or side effects of combination therapies with our product candidates. The FDA, EMA or other comparable regulatory authority may require us to use more complex clinical trial designs to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of these clinical trials could show that most or any positive results are attributable to the already approved product. Moreover, following product approval, the FDA, EMA or other comparable regulatory authority may require that products used in conjunction with each other be cross labeled. To the extent that we do not have rights to already approved products, this may require us to work with another company to satisfy such a requirement. Further, developments related to the already approved therapies may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the approved therapy’s safety or efficacy profile, changes to the availability of the approved therapy, and changes to the standard of care.

If we encounter difficulties in enrolling, qualifying or retaining patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in part depends on patient enrollment, and as such, identifying and qualifying patients to participate in our LAVA-051 and LAVA-1207 clinical trials and future clinical trials is critical to our success. We may encounter difficulties in enrolling a sufficient number of eligible patients to participate in our clinical trials, thereby delaying or preventing development and approval of our product candidates. Even once enrolled, we may be unable to retain enough patients to complete any of our clinical trials.

We may experience difficulties in patient enrollment for our trials for LAVA-051 and LAVA-1207. Because our focus includes diseases with limited patient populations, there may be limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner. If any such patient enrolled in any of our clinical trials must drop out due to pre-existing or unrelated health issues or due to a serious adverse effect, or dies, and we are not able to recruit additional patients in a timely manner, or at all, our clinical trials could be delayed or otherwise halted. Consequently, despite diligent planning of our clinical trials and analysis of their feasibility regarding patient recruitment, we may experience difficulties, delays or inability in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;
●	the severity and incidence of the disease under investigation;
●	the design of the trial and the complexity for patients and clinical sites;
●	the general health condition of the patient and their immune cells broadly;
●	the risk that patients’ general health conditions do not allow the conduct of certain study/screening procedures, the manufacture of therapeutic product or application of the appropriate standard-of-care treatment;
●	the ability to consistently manufacture Gammabody product candidates in sufficient quantities at sufficient activity to provide a suitable therapeutic dose;
●	competing clinical trials in similar indications for other new therapeutics, new combination treatments, or new medicinal products;
●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved or become standard of care for the indications we are investigating;
●	the ability to obtain and maintain patients’ consents due to various reasons, including but not limited to, patients’ unwillingness to participate due to the ongoing COVID-19 pandemic;
●	the risk that enrolled subjects will drop out or die before completion of the trial;
●	the ability to develop and provide appropriate screening, product characterization and release assays;
●	patients failing to complete a clinical trial or returning for post-treatment follow-up;
●	our ability to manufacture the requisite materials for a patient and clinical trial; and
●	inability of clinical sites to enroll patients as health care capacities are required to cope with natural disasters, epidemics or other health system emergencies.

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

Serious adverse events (SAEs) or undesirable or unexpected side effects of LAVA-051, LAVA-1207 or future product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their physician. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations if they occur. Many times, side effects are only detectable after investigational drugs are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that any of our product candidates have unacceptable side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

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

To date, we have only tested LAVA-051 and LAVA-1207 in a limited number of patients with cancer and these clinical trial participants have only been observed for a limited period after dosing. We have not yet reported data from any LAVA-051 or LAVA 1207 Phase 2 clinical trial evaluating the potential therapeutic efficacy of LAVA-051 or LAVA-1207. The results of preclinical studies and early clinical trials, as well as data from interim analysis of ongoing clinical trials, may not be predictive of the results of ongoing or future clinical trials.

As we continue developing LAVA-051 and LAVA-1207 and initiate clinical trials of our additional product candidates, unacceptable toxicities, SAEs, undesirable or potentially fatal side effects, CRS, viral infections, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, and inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Should we observe unacceptable toxicities in our clinical trials or identify undesirable side effects or other unexpected findings, our trials could be delayed or even terminated, and our development programs may be halted entirely.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, several potentially significant negative consequences could result.

Consequently, such events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of the affected product candidates, which could have a material adverse effect on our business.

There may be potential unforeseen business disruptions or market fluctuations that delay our business operations, product development, supply chain or clinical trials and increase our costs or expenses, such as business or operational disruptions, delays, or system failures due to malware, general economic and market conditions, overall fluctuations in the United States and international equity markets, including deteriorating market conditions, unauthorized access, terrorism, war, natural disasters, strikes, geopolitical conflicts, restrictions on trade, import or export restrictions, or public health crises, such as the COVID-19 pandemic.

We conduct our clinical trials for our product candidates in the fields of cancer in different geographies, all of which have been affected to varying extents by the COVID-19 pandemic. We believe that the coronavirus pandemic will continue to have an impact on various aspects of our clinical trials. For example, investigators may not want to take the risk of exposing cancer patients to COVID-19 since the dosing of patients is conducted within an in-patient setting. Other potential impacts of the COVID-19 pandemic on our future various clinical trials include patient dosing and study monitoring, which may be paused or delayed due to changes in policies at various clinical sites, federal, state, local or foreign laws, rules and regulations, including quarantines or other travel restrictions, prioritization of healthcare resources toward pandemic efforts, including diminished attention of physicians serving as our clinical trial investigators and reduced availability of site staff supporting the conduct of our clinical trials, interruption or delays in the operations of the government regulators, or other reasons related to the COVID-19 pandemic. It is unknown how long these pauses or disruptions could continue.

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

The clinical and commercial landscape in the indications we are targeting, as well as in the field of immuno-oncology, is highly competitive. We face potential competition with respect to our current product candidates and may face competition with respect to any other product candidates that we may seek to develop or commercialize in the future from pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research institutions.

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

Our competitors in the field of gamma delta T cell therapy include Adicet Bio, Inc., Editas Medicine, Inc., Eureka Therapeutics, Inc., Gadeta BV, ImCheck Therapeutics SAS, Immatics Biotechnologies GmbH, IN8bio, Inc., Leucid Bio Ltd, PhosphoGam Inc., Shattuck Labs Inc., Sandhill Therapeutics, Inc, Takeda Pharmaceutical Company Ltd, and TC BioPharm Limited. Our gamma delta T cell product candidates may also compete with other T cell and NK cell engaging therapies as well as NK cell-engaging therapies.

There are many other companies that have commercialized or are developing immuno-oncology therapies for cancer including large biotechnology and pharmaceutical companies, such as Amgen, AstraZeneca, BMS, Eli Lilly and Company, EMS Serono, Genentech, a subsidiary of Roche, Merck & Co., Merck KGa, EMD, Serono, Novartis, Pfizer, Sanofi and Takeda. Many companies, not limited to those above, are attempting to combine immuno-oncology antibody therapies in order to modulate two cancer pathways simultaneously. Others have developed bispecific antibodies or bispecific fusion proteins to leverage the effect of a combination of single-target traditional monoclonal antibodies, which we refer to as traditional antibodies, in a single molecule.

Many of our potential competitors, alone or with their strategic partners, compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of cancer and other diseases. Our competitors may succeed in developing, obtaining patent protection for, or commercializing their products more rapidly than us, which could result in our competitors establishing a strong market position before we are able to enter the market. Consequently, we may not be successful in marketing any product candidates we may develop against competitors.

Risks related to manufacturing and reliance on third parties

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

The manufacture of biotechnology products is complex and requires significant expertise and capital investment. We and our contract manufacturers must comply with cGMP regulations and guidelines for clinical trial product manufacture and for commercial product manufacture. We may encounter difficulties in production of LAVA-051, LAVA-1207 or our other product candidates, particularly in scaling up, addressing product quality, product comparability, validating production processes and mitigating potential sources of contamination. These difficulties include:

●	challenges procuring raw materials;
●	maintaining quality control for our products, including stability of products, quality assurance testing, issues arising from operator error;
●	retaining qualified personnel for manufacturing processes;
●	inability to meet our product specifications and quality requirements consistently;
●	delay or inability to procure or expand sufficient manufacturing capacity;
●	issues related to scale-up of manufacturing;
●	costs and validation of new equipment and facilities required for scale-up;
●	reliance on third party suppliers and manufacturers;
●	compliance with cGMP requirements and other inspections by the FDA, EMA or other comparable regulatory authorities.
●	the cost and timing of establishing, expanding and scaling manufacturing capabilities;
●	inability to manufacture, or obtain from third parties, sufficient quantities of qualified materials under cGMPs, for the completion in pre-clinical and clinical studies; and
●	problems with biopharmaceutical product candidate storage, stability and distribution resulting from global supply chain disruptions.

In addition, if microbial, viral or other contaminations are discovered in therapeutic products or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any adverse developments affecting manufacturing operations for LAVA-051, LAVA-1207 and our other and future product candidates may result in lot failures, inventory shortages, shipment delays, product withdrawals, recalls or other interruptions in the supply of our drug product, which could prevent the administration to patients and delay the development of our product candidates. We may also have to write off inventory, incur other charges and expenses for supply of drug product that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives. In such event, it would negatively impact our ability to generate revenue, harm our reputation, and could have an adverse effect on our business and financial condition.

For certain product candidates we have relied on a single-source supplier for bulk drug substance (BDS) and drug manufacturing. The loss of this supplier or its failure to supply us with BDS on a timely basis could impair our ability to develop our product candidates or otherwise delay the development process, which could adversely affect our business.

We currently depend on one single-source supplier for certain of our product candidates. In the event we lose our single-source supplier, our ability to develop our product candidates will likely be adversely impacted and delayed, which could adversely affect our business. We have completed the transfer of the manufacturing process for LAVA-051 to a second BDS supplier which is expected to become operational in the third quarter of 2023. Although we have transferred our manufacturing process for LAVA-051 to a second BDS supplier, there can be no assurance that we will be successful in manufacturing or if we will be able to do so on a timely basis, which could adversely affect our business. There are no immediate plans to select a second BDS supplier for LAVA-1207.

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

In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our reliance on this single-source supplier exposes us to certain risks, including:

●	our supplier may cease or reduce production or deliveries, raise prices or renegotiate terms;
●	we may be unable to locate a suitable replacement on acceptable terms or on a timely basis, if at all; and
●	if there is a disruption to our single-source supplier’s operations, and if we are unable to enter into arrangements with alternative suppliers, we may need to halt our clinical trial programs;

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

Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, cost increases or other interruptions in the supply of our product candidates, which could delay our clinical trials and materially impact our business and operations.

We currently store our Gammabody product candidates at specialized external storage facilities operating under established rules and regulations, and any damage or loss to storage freezers if not detected and remediated in time, would cause delays in replacement, and our business could suffer.

All our Gammabody product candidates are manufactured from a vial of a master cell bank or a working cell bank of that antibody’s production cell line. We have or intend to have one master cell bank for each bispecific T cell engager (bsTCE) that was or will be produced and tested in accordance with cGMP and applicable regulations. Any adverse developments affecting manufacturing operations for our product candidates while they are undergoing clinical trials could delay the timeline on which such trials are being conducted.

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

If we cannot manufacture our product candidates or the product candidates of our collaborations reliably or in sufficient amounts utilizing Contract Development Manufacturing Organizations (CDMOs) or ourselves, at acceptable costs and on a timely basis, we may be unable to supply sufficient product candidates for nonclinical studies or clinical trials or to support commercialization of our product candidates, if approved.

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial-scale manufacturing capabilities. We cannot ensure that our suppliers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. If we cannot establish sufficient supply through alternative third-party CDMOs or in our own facilities, should we develop these, our ability to conduct the planned and future clinical trials and our plans for commercialization would be materially adversely affected.

In addition, we currently rely on a small number of CDMOs for the production of certain of our product candidates and our collaborations and, as a result, face certain additional risks relating to our manufacturing operations. A single significant disruptive event at the manufacturing operations of one of our CDMOs can have a material adverse effect on our business, prospects, financial condition and results of operations. Business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For instance, if we were to experience an unexpected loss of supply, or if our CDMOs are unable to meet our demand for our product candidates or their services, we could experience delays in our research and development activities, planned clinical trials or commercialization of approved products. Finding alternative CDMOs or suppliers of acceptable quality who can deliver appropriate volumes at acceptable cost may require additional time and resources. Moreover, the transition periods involved in the change of CDMOs and suppliers, if necessary, could significantly delay our clinical trials and the commercialization of our product candidates, if approved.

Manufacturers of drug and biological products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. Furthermore, if contaminants are discovered in the supply of our drug product or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

We will need to work with CDMOs that can meet all applicable FDA and other regulatory authority requirements on an ongoing basis. If the manufacturing process is changed during product development, the FDA or other regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional trials to obtain bridging data, which could delay or impede our ability to obtain marketing approval. If we or our CDMOs are unable to reliably produce and release our product candidates to specifications acceptable to FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such product candidates. Similarly, approval of our product candidates could be delayed or denied if the intended manufacturing site fails to pass the required preapproval inspection. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require clinical trials to obtain bridging data or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

We have entered into license agreements and agreements where we have received a contingent assignment to certain patent rights with third parties and we expect to enter into additional such agreements in the future to advance our research or allow commercialization of LAVA-051, LAVA-1207 or any future product candidates we may develop. These license agreements impose financial and other obligations that are relevant to our business and financial operations, and if we fail to comply with our obligations under these agreements, we could lose our rights, or face further liability, under such license agreements. For example, if we fail to meet our obligations under the VUmc Agreement in any material respect and fail to cure such breach in a timely fashion, VUmc may terminate the agreement, and we would be obligated to transfer back to VUmc the assigned patent rights. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the agreement, we may not be able to do so in a timely manner, at an acceptable cost or at all. For more information on the VUmc Agreement, see “Item 4: Information on the Company.” If these agreements are terminated, we could lose intellectual property rights that are important to our business, be liable for damages to such licensors or be prevented from developing and commercializing our product candidates. Termination of these agreements or reduction or elimination of our rights under these agreements may also result in our being required to negotiate new or reinstated agreements with less favorable terms, and it is possible that we may be unable to obtain any such additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis.

License agreements we enter into in the future may not provide exclusive rights to use intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all our licenses.

Disputes may arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	our right to sublicense, transfer or assign patents and other rights to third parties;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could significantly harm our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could significantly harm our competitive position, business, financial condition, results of operations and prospects.

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

As of December 31, 2022, we own, co-own or exclusively license three issued U.S. patents, seven pending U.S. patent applications, seven pending European regional-phase patent applications, three pending Patent Cooperation Treaty (PCT) patent applications, eight issued patents in other territories and more than forty pending patent applications in other territories, which are important to the development of our business. For more information relating to our patent portfolio, see “Item 4: Information on the Company.” If we or our licensors are unable to obtain and maintain intellectual property protection with respect to inventions and technology important to our business, our competitive position, financial condition, results of operations and prospects may be significantly harmed.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. Since patent applications in the United States and most other countries are confidential for a period after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file a patent application relating to any particular aspect of a product candidate or technology. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may also diminish the value of our patents or narrow the scope of our patent protection.

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

Furthermore, we may develop, acquire or license intellectual property rights that have been generated through the use of Dutch or U.S. government funding. As a result, the Dutch or U.S. government may have certain rights, or march-in rights, to such patent rights and technology. Typically, the government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In certain circumstances, the government may also have the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the country. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

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

Depending upon the timing, duration and specifics of FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the normal expiration of the patent as compensation for patent term lost during product development and the FDA regulatory review process. However, the extension cannot extend the total patent term beyond 14 years from the date of product approval and is limited to the approved indication (or any additional indications approved during the period of extension). Furthermore, only one patent per approved product can be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug; however, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevancy patents or otherwise failing to satisfy applicable requirements, or may grant more limited extensions than we request. If this occurs, the period during which we can enforce our patent rights for the applicable product candidate will be shortened and our competitors may obtain approval to market competing products sooner. Additionally, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, any of which could harm our competitive position, business, financial condition, results of operations and prospects.

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

If we are found to infringe, misappropriate or otherwise violate a third party’s valid and enforceable intellectual property or other proprietary rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidate(s) and technology. Under any such license, we would most likely be required to pay various types of fees, milestones, royalties or other amounts. Moreover, we may not be able to obtain any required license on commercially reasonable terms or at all. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We may also be required to indemnify collaborators or contractors against such claims. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from manufacturing and commercializing our current or any future product candidates or force us to cease some or all our business operations, which could harm our business.

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

Certain of our employees, consultants and advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals, or we, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims, regardless of their merit, and we cannot predict whether we would prevail in any such actions. Our failure in defending any such claims, in addition to paying monetary damages, may cause us to lose valuable intellectual property rights or personnel and may prevent or delay our development and commercialization efforts, which could significantly harm our business, financial condition, results of operation and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and may cause negative publicity.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications because of work they performed on our behalf. We may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, for which we may not have an adequate remedy, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have an adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty about our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we own, have licensed or might obtain in the future. Changes in patent law and regulation in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or have licensed or that we may obtain in the future.

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

Since we rely on third parties to help us discover, develop, and manufacture our current and any future product candidates, or if we collaborate with third parties for the development, manufacturing or commercialization of our current or any future product candidates, we must, at times, share know-how or trade secrets with them. We may also conduct joint research and development programs that may require us to share know-how or trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our know-how or trade secrets. Despite the contractual provisions employed when working with third parties, the need to share know-how or trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations. In addition, from time to time, we may hire scientists or other employees or consultants who originate from jurisdictions, including China, which have a history of engaging in misappropriation or theft of trade secrets or other acts of trade secret espionage. If any such individuals are found to be engaging in such illegal behavior, it could have a material adverse effect on our ability to protect our intellectual property and our business prospects more generally.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors, and consultants to publish data potentially relating to our know-how or trade secrets. Despite our efforts to protect our know-how and trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors, and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third-party illegally or unlawfully obtained and is using our trade secrets, like patent litigation, is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

If we are unable to protect the confidentiality of our know-how or trade secrets, our business and competitive position would be harmed.

Our competitors may independently develop knowledge, methods, and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed.

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

We have registered trademarks and pending trademark applications in the United States and various foreign jurisdictions for our marks related to our business. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for any of our current or future product candidates. Whether allowed or registered, our trademarks and trade names may be challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, or adopt trademarks similar to ours, and there may be trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks, and we may not have adequate resources to enforce our rights in such trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively, and our competitive position, business, financial condition, results of operations and prospects may be significantly harmed.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make compounds or formulations that are similar to our product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;
●	we or our licensors might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;
●	we or our licensors might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	we or our licensors may not be able to detect infringement of issued patents we own or license;
●	it is possible that pending patent applications we own or in-license will not lead to issued patents;
●	issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;
●	issued patents that we own or license may not have sufficient term or geographic scope to provide meaningful protection;
●	our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;
●	we may not develop additional proprietary technologies that are patentable;

●	the patents of others may have an adverse effect on our business; and
●	we may choose not to file a patent to maintain certain trade secrets, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operation and prospects.

Risks related to our business operations, employee matters and managing growth

We plan to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2022, we had 69 full-time employees. As the clinical development of our product candidates progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We are and expect to continue to be reliant on third parties for key aspects of our business and operations, including our existing and future research, manufacturing and supply. If such parties fail to adequately perform or we are not able to maintain our current relationships or enter new strategic relationships which such third parties, our business, financial condition, commercialization prospects and results of operations may be adversely affected.

We are reliant on third parties for key aspects of our business and operations, including the development our existing and future research programs and product candidates, implementation and management of our clinical trials, and manufacturing and supply of our products and product candidates. Reliance on third parties exposes us to additional risks and uncertainties that may not exist if we were able to manage such aspects of our business ourselves.

We are currently a party to a research collaboration and license agreement (Janssen Agreement) with Janssen Biotech, Inc. (Janssen), for the potential discovery and development of multi-specific antibody products that are directed to a specified target in all fields of use. We also intend to explore other strategic partnerships to broaden our Gammabody platform. Because we do not own any facility that may be used as our clinical or commercial-scale manufacturing and processing facility, we expect to rely on third parties for at least a portion of our manufacturing process. In addition, we have a commercial supply agreement for the manufacturing of LAVA-051 with a global contract manufacturer. Reliance on such third parties and other manufacturers and suppliers may pose several risks, including that such third parties:

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

All the risks relating to product development, regulatory approval and commercialization applicable to us, including those described in this “Risk Factors” section, also apply to the activities of our program collaborators. Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator may deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If our collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators, which could negatively impact our ability to develop or commercialize such product candidate.

If our collaboration with Seagen is delayed or terminated, or if Seagen materially breaches its obligations thereunder, it could cause significant delays in the development efforts of the Gammabody platform.

Our financial performance may be significantly harmed if the collaboration with Seagen to develop SGN-EGFRd2 (LAVA-1223), an investigational candidate targeting epidermal growth factor receptor (EGFR), is delayed or terminated. Under the Seagen Agreement, Seagen paid us a non-refundable upfront payment of $50.0 million and has the option to obtain exclusive rights to two (2) additional targets, subject to an option payment for each product candidate. If Seagen exercises its option on a given product candidate, we will develop such target candidate. We also have an option to elect to co-fund SGN-EGFRd2 (LAVA-1223), at a certain opt-in price at a designated time pursuant to the Seagen Agreement. Additionally, we will be entitled to royalties on any future sales of such products by Seagen. If Seagen were to terminate our collaboration agreement, we may not have the resources or skills to replace those of our collaborator, which could require us to seek additional funding or another collaboration that might not be available on favorable terms or at all, and could cause significant delays in development and/or commercialization efforts, including delays in validating our Gammabody platform, and result in substantial additional costs to us. Termination of such collaboration agreement or the loss of rights provided to us under such agreement may create substantial new and additional risks to the successful development and commercialization of our products and could materially harm our reputation, financial condition and operating results. It is difficult to predict how Seagen's business strategy will change over time; as of now we have no indication that they will abandon the program, which would effectively end our contract and future milestones. We continue to hold regular governance and team meetings, and Seagen appears engaged in the SGN-EGFRd2 (LAVA-1223) collaboration.

Our business and operations may be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, such as the crisis in Ukraine, or other macroeconomic conditions, which could negatively impact our business and financial performance.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. The U.S. Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly or more dilutive or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards, which could adversely affect the development of our product candidates and our business.

We are exposed to the risk of fraud or other misconduct by our employees, collaborators, principal investigators, consultants, commercial partners and outside actors. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained during clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

If the security of the personal information that we (or our vendors, clinical investigators, CROs, collaborators, contractors, or consultants) collect, store or process is compromised or is otherwise accessed without authorization, or if we fail to comply with our commitments and assurances regarding the privacy and security of such information, our reputation may be harmed and we may be exposed to liability and loss of business.

Our internal computer systems, cloud-based computing services and those of our current and any future vendors, clinical investigators, CROs, collaborators, contractors, or consultants, are vulnerable to damage or interruption from natural disasters, fire, power loss, telecommunications failures, server malfunction, software or hardware failures, traditional computer “hackers,” malicious code (such as viruses and worms), phishing attacks, employee theft or misuse, denial-of-service attacks, adware, malware installation, sophisticated nation-state and nation-state supported actors and other cyberattacks. Cyberattacks and other malicious internet-based activity continue to increase in frequency, sophistication and intensity, and are becoming increasingly difficult to detect.

We have conducted information security audits or evaluations on our internal computer systems, but we cannot guarantee that our or our vendors’, clinical investigators’, CROs’, collaborators’, contractors’, or consultants’ security measures will be sufficient to protect against unauthorized access to, or other compromise of, our systems and our confidential, financial or proprietary data, including personal information, which is stored in or otherwise processed by such systems. Since the COVID-19 pandemic, many of our employees continue to work remotely on a part-time basis, which may pose additional data security risks. While we have security measures in place designed to protect our confidential and proprietary information and prevent data loss and other security breaches, there can be no assurance that our security measures or those of our third-party service providers that store or otherwise process certain of our confidential, financial or proprietary data on our behalf will be effective in protecting against unauthorized access to our platform or such data, particularly given that our ability to monitor our third-party service providers’ data security is limited.

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

Failure to prevent or mitigate cyberattacks could result in unauthorized access to our confidential and proprietary data, including personal information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with certain counterparties and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause the public to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by an actual or perceived security breach.

Further, security compromises experienced by our collaborators, business partners, patients or employees with respect to data hosted on our platform, internal computer systems, and/or cloud-based computing services, even if caused by third-party misuse or negligence, may lead to loss, unauthorized access, or public disclosures of such data, which could harm our reputation, erode confidence in the effectiveness of our security measures, negatively impact our ability to attract new collaborators or other business relationships, or cause existing contractual counterparties to elect not to renew their agreements with us. Any data breach by service providers that are acting as data processors and processing personal information on our behalf could also mean that we are subject to these fines and must comply with the notification obligations set out above.

Unauthorized access to our platform, systems, networks, or physical facilities could result in litigation with or liabilities to our contractual counterparties or other relevant stakeholders, which may adversely affect our business. While we maintain cybersecurity insurance, we could still be required to spend money in defense or settlement, divert management’s time or attention, fundamentally change our business activities and practices or modify our products and/or platform capabilities, which could have an adverse effect on our business. Litigation could also increase our costs of doing business or adversely affect our reputation.

Our risks are likely to increase as we continue to expand, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

We may be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the common shares.

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. A non-U.S. company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. The value of our assets generally is determined by reference to the market price of our common shares, which may fluctuate considerably. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Considerations for U.S. Holders” hereof) held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including (1) the treatment of all or a portion of any gain on disposition of a common share as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. See the section titled “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

There are risks inherent in our business that may subject us to potential product liability suits and other claims, which may require us to engage in expensive and time-consuming litigation or pay substantial damages and may harm our reputation, which could negatively impact our business.

Our business exposes us to product liability risks, which are inherent in the testing, clinical development, manufacturing, marketing and sale of biopharmaceutical products. For example, we may be sued if any product or product candidate we develop allegedly causes or is perceived to cause injury or is found to be otherwise unsuitable during product testing, clinical development, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach or violation of warranties and/or trademarks. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources.

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

Furthermore, environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent and enforcement is prioritized. We cannot predict the impact of such changes and cannot be certain of our future compliance. We may be required to incur substantial expenses in connection with current and future environmental, health and/ or safety compliance, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected. Failure to comply with these environmental, health and safety laws and regulations may result in substantial fines, penalties or other sanctions. We do not currently carry hazardous waste insurance coverage.

Risks related to regulatory compliance

The regulatory approval process of the FDA, EMA and other comparable foreign regulatory authorities are lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

Of the large number of products in development, only a small percentage successfully complete the FDA, EMA or comparable regulatory authorities’ approval processes and are commercialized. The lengthy approval or marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or marketing authorization to market LAVA-051, LAVA-1207 or our other or future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that our product candidates or clinical trial design will prove to be effective, that we will be able to take advantage of abbreviated regulatory pathways for any of our product candidates, or that we will ultimately be successful in our future clinical trials. We may request regulatory approval of LAVA-051, LAVA-1207 and future product candidates by target, regardless of cancer type or origin, which the FDA or other regulatory authorities may have difficulty accepting if our clinical trials only involved cancers of certain origins. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

We currently anticipate initially seeking regulatory approvals in the United States and Europe but may in the future submit applications for the regulatory approval of LAVA-051, LAVA-1207 or our product candidates to additional regulatory authorities. It is possible that neither our current product candidates nor any product candidates we may seek to develop in the future will obtain regulatory approval. Neither we nor any of our partners are permitted to market any of our product candidates in the United States or abroad until we receive regulatory approval from the FDA, EMA or the applicable regulatory agency.

We could also encounter delays if our investigators encounter unresolved ethical issues associated with enrolling participants in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

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

We will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping, submission of safety and other post-market information and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirement if LAVA-051, LAVA-1207 or other product candidates are approved. Any regulatory approvals that we receive for our product candidates may also be subject to a Risk Evaluation and Mitigation

Strategy (REMS) to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry, We or our collaborators may also be required to engage in similar action such as patient education, certification of health care professionals or specific monitoring. A REMS may also be required to limit the approved indicated uses for which the product candidate may be marketed or to the conditions of approval, or may contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and for surveillance to monitor the quality, safety and efficacy of the product candidate. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval. Compliance with such ongoing regulatory requirements is costly and requires the implementation and maintenance of extensive controls, procedures, and time commitments by our personnel.

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

We have sought and may continue to seek orphan drug designation for some or all of our current or future product candidates and may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for supplemental market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. The criteria for designating an “orphan medicinal product” in the European Union are similar in principle to those in the United States. Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment.

Orphan medicinal product status in the European Union can provide up to 10 years of marketing exclusivity, meaning that another application for marketing authorization of a later similar medicinal product for the same therapeutic indication will generally not be approved in the European Union. Although we may have drug candidates that may obtain orphan drug exclusivity in Europe, the orphan approval and associated exclusivity period may be modified for several reasons, including a significant change to the orphan medicinal product designations or approval criteria after-market authorization of the orphan product (e.g., product profitability exceeds the criteria for orphan drug designation), problems with the production or supply of the orphan drug or a competitor drug, although similar, is safer, more effective or otherwise clinically superior than the initial orphan drug.

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

We received orphan drug designation for LAVA-051 for CLL and may seek orphan drug designation for our other indications for LAVA-051 or other current or future product candidates. Even when we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we, through our manufacturer, are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek orphan drug designation for other product candidates, we may never receive these designations.

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

Seeking and obtaining these designations is dependent upon results of our clinical program, and we cannot guarantee whether and when we may have the data from our clinical programs to support an application to obtain any such designation. The FDA and comparable foreign regulatory agencies have broad discretion whether to grant any of these or similar designations, so even if we believe a particular product candidate is eligible for one or more of these designations, we cannot assure you that the applicable regulatory authority would decide to grant it. Even if we do receive the designations we may apply for, we may not experience a faster development process, review or approval compared to conventional procedures, as applicable. The FDA or other regulatory agencies may also rescind any granted designations if it believes that the designation is no longer supported by data from our clinical development program.

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

Healthcare providers, including physicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations. For additional information on the healthcare laws and regulations that we may be subject to, see section titled “Information about the Company—Government Regulation.”

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

Market acceptance and sales of any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. While no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Additionally, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our other product candidates, once approved.

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

For example, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, substantially changed the way healthcare is financed by both governmental and private payors in the United States and increased access to health care coverage for individuals. Since its enactment, there have been executive, judicial and Congressional challenges to the ACA. Most of the ACA survived such challenges but further healthcare reform measures of the Biden administration may impact the ACA or our business. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. We continue to evaluate the effect that changes to the ACA and other reforms may have on our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been adopted since the ACA was enacted. These changes include, among other things, aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, which will remain in effect through 2030 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. For example, the Biden administration announced its intention to pursue certain priority policy initiatives, such as the reduction of prescription drug pricing, including legislative proposals to allow the government to negotiate drug prices for Medicare and other governmental health programs, increasing access and coverage for mental health, and lower nursing home care costs. In addition, the IRA, among other things, (i) directs the U.S. Department of Health and Human Services (HHS), to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges.

It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. We expect that additional U.S. federal healthcare reform measures to be adopted in the future, could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Further, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. For additional information on healthcare reform, see the section titled “Information about the Company—Government Regulation and Product Approval.”

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

In addition, in most foreign countries, including in Europe, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of our product candidate to other available therapies to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for our product. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of our product candidate in those countries would be negatively affected.

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

European data protection laws including the General Data Protection Regulation (GDPR) also generally prohibit the transfer of personal information from Europe to the United States and most other non-European Economic Area countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. There is uncertainty regarding how to ensure that transfers of personal information from Europe to the United States comply with the GDPR. As such, any transfers by us, or our vendors, of personal information from Europe may not comply with European data protection laws; may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions; and may reduce demand for our services from companies subject to European data protection laws. Loss of our ability to transfer personal information from Europe may also require us to increase our data processing capabilities in those jurisdictions at significant expense.

As a result of our clinical development, we, our clinical investigators, CROs and consultants may have access to very sensitive data regarding the patients enrolled in our clinical trials, and our current and future product candidates will rely on the use of patient and donor data and material. This data will contain information that is personal in nature, and the maintenance of this data is subject to certain privacy-related laws, such as GDPR, the U.S. Health Insurance Portability and Accountability Act (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act and U.S. state privacy laws. These rules inter alia require that written authorizations from patients are obtained and that policies, procedures and reasonable and appropriate security measures are implemented that protect individually identifiable health and other information we receive and to ensure that such information is used only as authorized by the patient. If the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we will not be allowed access to the patient’s information and our research efforts can be substantially delayed. Also, any violations of these rules by us could subject us to civil and criminal penalties and adverse publicity and could harm our ability to initiate and complete clinical trials.

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

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA) the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We interact with officials and employees of government agencies and government-affiliated hospitals, universities and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad or to obtain necessary permits, licenses and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

We adopted a Code of Business Conduct and Ethics and implemented policies and procedures to ensure compliance with such code. The Code of Business Conduct and Ethics mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot be assured that our employees and third-party intermediaries will comply with this code or such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas, investigations or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

Further downgrades of the U.S. credit rating, automatic spending cuts, or another government shutdown could negatively impact our liquidity, financial condition and earnings.

U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have previously passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Moreover, absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the U.S. debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Risks related to ownership of our common shares

The market price of our common shares has been, and may continue to be volatile and fluctuate substantially, and you could lose all or part of your investment and may subject us to securities litigation suits.

The market price of our common shares is volatile. The stock market in general and the market for biopharmaceutical and pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our common shares may lose all or part of their investment. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, the market price for our common shares may be influenced by, among others, the following:

●	the enrollment or results of our clinical trials for LAVA-051 or LAVA-1207 and the commencement of enrollment or results of our other or future product candidates or those of our competitors;
●	the success of competitive products or therapies or announcements by potential competitors of their product development efforts;
●	regulatory or legal developments in the United States, the Netherlands, Europe more broadly and other jurisdictions;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	significant lawsuits, including patent or shareholder litigation;

●	market volatility due to the continued effects of and responses to the COVID-19 pandemic;
●	share price and volume fluctuations attributable to inconsistent trading volume levels of our common shares;
●	announcement or expectation of additional financing efforts or sales by our shareholders;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, Europe and elsewhere;
●	changes in the structure of healthcare payment systems; and
●	investors’ general perception of us and our business.

In addition, some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s attention and our resources. Furthermore, during litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common shares.

Investors may have difficulty enforcing civil liabilities against us or the members of our board of directors and our senior management.

We are incorporated under the laws of the Netherlands and substantially all our assets are located outside the United States.

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

As of the date of this annual report, the United States and the Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The Hague Convention on Choice of Court Agreements of June 30, 2005, is currently in force in the Netherlands, but not in the United States. The Hague Convention of July 2, 2019, on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, regardless of whether it is predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a U.S. court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a U.S. judgment is given binding effect, a claim based thereon may, however, still be rejected if the U.S. judgment is not or no longer formally enforceable.

Consequently, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

Our executive officers, directors and shareholders who own more than 5% of our outstanding common shares as of February 28, 2023, in the aggregate, beneficially own shares representing approximately 75.0% of our outstanding common shares. If our executive officers, directors and shareholders who own more than 5% of our outstanding common shares acted together, they may be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power and transfer restrictions could delay or prevent an acquisition of our company on terms that other shareholders may desire or result in the management of our company in ways with which other shareholders disagree.

We will need to raise additional capital, which may not be available on acceptable terms, or at all. Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. To the extent that we raise additional capital, if available, through the sale of equity or convertible debt securities, your ownership interest in our company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline and existing stockholders may not agree with our financing plans or the terms of such financings. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

We are an emerging growth company (EGC), as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (b) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be reduced or more volatile.

As a public company, and particularly after we are no longer an EGC or eligible to elect to be treated as a smaller reporting company, we may incur additional legal, accounting and other expenses. The Sarbanes-Oxley Act, and rules subsequently implemented by the U.S. Securities and Exchange Commission (SEC), The Nasdaq Stock Market LLC (Nasdaq), the Dutch Civil Code (DCC) and the Dutch Corporate Governance Code (DCGC) impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. In addition, our management and other personnel need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We are subject to Section 404 of the Sarbanes-Oxley Act (Section 404) and are required to furnish a report by our management on our internal control over financial reporting. Once we are no longer an EGC, we will also be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We would cease to be an EGC upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual gross revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by our Company of more than $1.0 billion in nonconvertible debt securities held by non-affiliates; and (iv) December 31, 2026. To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, hire additional qualified accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Pursuant to the DCC, Dutch limited liability companies may qualify as a so-called structure company (structuurvennootschap) to which the structure regime (structuurregime) is applicable. Currently, the requirements to qualify as such are that a company has filed a statement with the trade register of the Dutch Chamber of Commerce, for a consecutive period of three years, that it meets the following criteria (i) according to our balance sheet with explanatory notes, our issued share capital together with our reserves amounts to at least Euro (EUR) 16 million, (ii) we, or any of our dependent companies (as defined by Dutch law), has established a Dutch works council pursuant to statutory requirements under Dutch law and (iii) we and our dependent companies (as defined by Dutch law) together regularly employ at least 100 employees in the Netherlands. The qualification as a structure company may affect the governance structure of our company. Among other things, our executive directors would then be appointed by our non-executive directors (instead of the general meeting) and certain nomination rights (including for the Dutch works council)

would apply to the appointment of our non-executive directors. We have never filed a statement that we meet the criteria of the structure regime and do not expect to qualify as a structure company for at least the next three years.

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

Although we are not yet subject to the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, our management is responsible for designing, establishing and maintaining internal control over financial reporting. In connection with the preparation of our financial statements as of and for the year ended December 31, 2022, we identified control deficiencies that we concluded represented material weaknesses in our internal control over financial reporting across the principles for each component of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework at the entity level (i.e., control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. The material weaknesses that we identified related to:

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

While we have taken measures during the years ended December 31, 2022 and 2021 to remediate these material weaknesses, and we have continued to enhance our internal control over financial reporting for the year ended December 31, 2022, the weaknesses discussed above will not be considered remediated until the appliable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As such, we cannot consider these material weaknesses as remediated as of December 31, 2022.

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

While we have begun taking measures and plan to continue to take measures to design and implement an effective control environment, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate past or prevent future material weaknesses.

See “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting” for additional information regarding these material weaknesses.

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

As an FPI, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher, including filing more detailed and extensive periodic reports and registration statements on U.S. domestic issuer forms with the SEC, convert to accounting principles generally accepted in the U.S. (U.S. GAAP) and modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to FPIs.

ITEM 4. Information on the Company

A. History and development of the company

LAVA Therapeutics N.V., together with its subsidiary, is a clinical-stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. On February 15, 2016, we were incorporated in the Netherlands and are currently headquartered in Utrecht, the Netherlands. At the time of our incorporation, we acquired or exclusively in-licensed the development and commercial rights to certain clinical and preclinical programs and intellectual property from VUmc. We also have a research services agreement with VUmc in support of our preclinical and clinical stage programs.

LAVA Therapeutics N.V. is a limited liability public company (naamloze vennootschap) under the laws of the Netherlands with its registered office at Yalelaan 62, 3584 CM Utrecht, the Netherlands, and its phone number is +31 85 016 3100. In 2019, we established our wholly-owned U.S. subsidiary, LAVA Therapeutics, Inc., which began business in January 2020. We completed an initial public offering in the United States in March 2021, and our common shares began trading on the Nasdaq Global Select Market on March 25, 2021. In connection with becoming a public company, on March 29, 2021, the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.”

Our business is primarily conducted in the European Union and we maintain our books and records in euro (EUR) and U.S. Dollar (USD) where applicable as functional currency. Our reporting currency for our financial statements and all other financial information included in this annual report is USD.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov. Our Company Internet address is www.lavatherapeutics.com. The information contained on our website is not a part of this annual report.

B. Business overview

We are a clinical-stage immuno-oncology company focused on developing our proprietary Gammabody platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. Using our Gammabody platform, we are developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma delta (gd) T cells to elicit a robust, anti-tumor immune response and improve outcomes for cancer patients.

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

Other Approaches

Other T cell engager (TCE) approaches, including bispecific antibodies that activate T cells through binding of CD3, which is present on all T cells, and adoptive transfer of T cells expressing an engineered chimeric antigen receptor (CAR-T) cells, have provided clinical activity against selected cancers. Nonetheless, the promise of TCEs for broader use as cancer therapy has not yet been fully realized. Drawbacks of these approaches include dose-limiting toxicities resulting from the excessive release of cytokines, referred to as cytokine release syndrome (CRS). CD3-based TCEs have additional limitations because of their indiscriminate activation of T cells, including both effector T cells and regulatory cells (Tregs). Activation of Tregs can dampen anti-cancer immunity, potentially resulting in decreased or no therapeutic efficacy. The therapeutic active dose and the toxic dose of CD3-based TCEs are often in close proximity, resulting in a narrow therapeutic window which may preclude full exploitation of their therapeutic potential. Adoptive transfer of CAR-T cells is complex and costly and has also been associated with significant risk of CRS and on-target off-tumor-related toxicities.

Our Proprietary Gammabody Platform

Our Gammabody platform enables us to develop off-the-shelf bispecific T cell engagers that leverage the advantages of antibody-based treatments including favorable manufacturability and developability characteristics. Our Gammabody platform is designed to recruit the body’s own Vg9Vd2T cells resulting in tumor cell targeting and conditional cancer cell killing. One arm of the Gammabody recruits Vg9Vd2 T cells, while the other arm recognizes and binds to a specific tumor target present on blood cancers or solid tumors. Our Gammabody drug candidates are designed to activate the Vg9Vd2 T cells once the respective arms are bound to the gamma delta T cell and the tumor target thereby avoiding broad systemic activation. We believe this approach provides a significant opportunity to address unmet medical needs with the potential to elicit potent and durable responses in patients. We also believe this approach may provide a superior therapeutic window compared to other approaches by reducing the risk of on target/off tumor mediated toxicity and avoid activation of Tregs and broad systemic activation resulting in CRS.

We have generated compelling preclinical data using patient tumor tissues that demonstrate the ability of our Gammabody platform to exert preferential activity against tumor cells expressing the target with relative sparing of healthy cells. Studies in non-human primates, using surrogate Gammabody molecules, showed that our gamma delta T cell engagers were well tolerated and did not induce high-grade CRS.

As of the date of this Annual Report, we have activated fifteen clinical trial sites in North America and Europe, most of which are actively enrolling patients for our open-label Phase 1/2a clinical trial of LAVA-051 as a monotherapy. We have generated preliminary clinical data for LAVA-051 and presented clinical pharmacokinetic and pharmacodynamic data from the first five patient cohorts of the Phase 1 dose-escalation study that suggest a favorable safety profile, which allowed us to expand the enrollment of patients into planned additional schedules. LAVA-051 showed predictable and linear pharmacokinetics and on-mechanism pharmacodynamic parameters. We expect to report additional safety and efficacy data for the dose escalation phase of the trial when it is available, which may inform the design, including targeted populations, of a future pivotal trial.

As of the date of this Annual Report, we have activated eight clinical trial sites for the ongoing Phase 1/2a clinical trial of LAVA-1207 in North America and Europe, which are actively recruiting. We observed initial signs of biological activity in the first five cohorts and a favorable safety profile, which allowed us to continue enrollment of patients into planned additional cohorts. LAVA-1207 showed predictable and linear pharmacokinetics and on-mechanism pharmacodynamics. Preliminary signs of anti-tumor activity were observed at week 8, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients and PSA levels stabilizing or decreasing in several patients. We expect to report additional safety and efficacy data for the dose escalation phase of the trial when it is available, which may inform the design of a future pivotal trial.

Our Pipeline

We believe our Gammabody platform has the potential to develop treatments for patients with a wide variety of cancers, both as monotherapy and in combination with other therapies. Our lead clinical-stage candidates, LAVA-051 and LAVA-1207, are in Phase 1/2a clinical trials for blood cancers and prostate cancer, respectively. LAVA-051 is a Gammabody designed to target CD1d-expressing blood cancers, including CLL, MM and AML. LAVA-1207 is a Gammabody designed to target prostate-specific membrane antigen (PSMA)-expressing cancers. We are developing LAVA-1207 in mCRPC. We are also developing other Gammabody drug candidates, including LAVA-1266, which targets CD123 for the treatment of hematological malignancies. In September 2022, we licensed our advanced preclinical candidate SGN-EGFRd2 (LAVA-1223), which targets EGFR-expressing solid tumors to Seagen Inc. for further development, manufacturing, and if approved, commercialization. We designed our Gammabody platform to be fully modular and compatible with existing anti-tumor antibodies to facilitate expedited discovery and development of novel compounds. We are currently advancing our Gammabody pipeline for the development of potential therapeutics in both hematologic malignancies and solid tumors.

Candidate	Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Phase 3
LAVA-051	CD1d	MM CLL AML					
LAVA-1207	PSMA	mCRPC					
SGN-EGFRd2 (LAVA-1223)	EGFR	Solid Tumors			Seagen		
LAVA-1266	CD123	Hematologic Malignancies					
LAVA-1278	CD40	Hematologic Malignancies					
Janssen Collaboration	undisclosed		Janssen				

Hematologic malignancy
Solid Tumor

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

LAVA-051

Our most advanced product candidate, LAVA-051, is a unique CD1d-targeting Gammabody in development for treating hematologic cancers including CLL, MM and AML. CD1d is expressed by tumor cells of most patients with CLL, MM and (myelo)monocytic subtypes of AML. LAVA-051 works via a dual mechanism of action, with engagement of Vg9Vd2 T cells as the primary mechanism and is designed to kill CD1d-expressing tumor cells.

LAVA-051 cross-links CD1d-expressing tumor cells and Vg9Vd2 T cells, resulting in conditional Vg9Vd2 T cell activation, the secretion of cytolytic molecules and cytokines and subsequent tumor cell killing. As published in 2020 in Nature Cancer, we preclinically demonstrated that the CD1d-binding moiety of the bsTCE is also uniquely able to enhance the interaction of CD1d and the T cell receptor of invariant NKT cells (iNKT) cells. These iNKT cells are a population of innate-like lymphocytes that play an important role in orchestrating immune responses in cancer. We found that this feature led to iNKT cell activation and anti-tumor activity by LAVA-051. LAVA-051 has shown activity against CD1d-positive CLL, MM and AML cells in in vitro functional assays. These results suggest that LAVA-051 may have a positive effect on clinical outcomes for patients with CLL, MM and AML. We believe the combined Vg9Vd2 T cell and iNKT cell-activating properties and the resulting cascade response of downstream immune cell activation contribute to the potential of LAVA-051 to provide rapid tumor cell cytotoxicity as well as potentially long-term anti-tumor immune responses.

In 2021, we dosed the first patient in a Phase 1/2a clinical trial evaluating LAVA-051 in patients with relapsed or refractory CLL and MM. Patients with AML are expected to be included later in the trial once biologically relevant dosing has been reached. The open-label, multi-center clinical trial will evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-051. The Phase 1 dose-escalation study will determine an optimal Phase 2 dose of LAVA-051. The Phase 2a portion of the study will enroll patients in disease-specific cohorts to confirm safety and evaluate preliminary anti-tumor activity in each disease cohort. The Phase 1/2a clinical trial for LAVA-051 has fifteen clinical trial sites in Europe and in the United States. In 2021, the FDA granted orphan drug designation for LAVA-051 for the treatment of CLL.

In December 2022, at the 64th American Society of Hematology Annual Meeting and Exposition (ASH), we reported initial clinical data from the first five patient cohorts of the Phase 1 dose-escalation study. These data suggest potential signs of clinical activity as well as predictable and linear PK and on-mechanism PD parameters consistent with Vg9Vd2 engagement. Drug exposure and (Vg9Vd2) T cell receptor occupancy of LAVA-051 increased with LAVA-051 dose increases and peripheral blood Vg9Vd2 T cells expressed increased levels of activation markers after dosing. One CLL patient experienced multiple enlarged tender diseased lymph nodes one week after first dosing that subsequently regressed, reminiscent of a tumor flare reaction that has been reported as a potential sign of anti-tumor activity in CLL patients treated with another immuno-oncology drug. The patient was assessed as stable disease at the pre-planned 12 week on-study assessment and also had a significant reduction in clonal B-cell count. Dosing in the LAVA-051 Phase 1/2a trial is ongoing, with subsequent cohorts planned to enroll patients in separate cohorts for intravenous and subcutaneous dosing. We expect to report additional clinical data from the trial when it is available, which may inform the design, including targeted populations, of a future pivotal trial.

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

There is no standard front-line treatment regimen for all symptomatic CLL, mostly due to differences in patient age and frailty. In recent years, two new classes of drugs have been added to the primarily chemotherapy-based treatments: the BCL-2 inhibitor venetoclax and the Bruton’s tyrosine kinase (BTK) inhibitors, which are now broadly evaluated at various stages of disease and in different patient segments and combinations. When disease progression occurs, especially after treatment with DNA-damaging agents and the two drug classes mentioned earlier, CLL cells serially accumulate adverse biological features and increasingly develop resistance to existing therapies. Novel and more effective therapeutic approaches with an alternative mechanism of action and an acceptable safety profile are needed. Patients for whom no standard of care treatment currently exists are included in our clinical trial with LAVA-051.

Published studies have shown that CD1d levels are higher in more advanced stages of CLL, underscoring the potential of using CD1d as a target for Vg9Vd2 T cells in CLL immunotherapy.

Multiple myeloma

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

Even though the treatment landscape for MM has evolved considerably, MM remains an incurable disease. Patients typically receive combination therapy consisting of two or more different classes of drugs, including immunomodulatory imide drugs, proteasome inhibitors, anti-CD38 antibodies and anti-BCMA B-cell maturation agent drugs. Combinations of different drugs are used upon failure of the previous treatment and disease progression. Upon relapse, the disease typically becomes more aggressive with shortened subsequent progression-free intervals. There is a critical need to develop novel therapeutic approaches with a different mechanism of action and an acceptable side-effect profile, particularly for relapsed refractory MM. LAVA-051 is being evaluated in MM patients who had progressive disease following treatment with existing drug classes used as standard therapy.

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

The mainstay of AML treatment for patients under approximately 60 years of age and medically fit patients consists of intensive induction chemotherapy. For patients who are not eligible for intensive regimens, therapy includes best supportive care, low-dose cytarabine and hypomethylating agents decitabine and azacitidine alone or in combination with venetoclax. In the case of relapsed and/or refractory AML, patients are offered intensive salvage therapy with the aim of achieving a complete response and subsequent allogeneic hematopoietic stem cell transplant when deemed sufficiently physically fit. In other cases, patients receive low-intensity therapy or best supportive care.

In recent years, several novel treatments have been approved for certain treatment settings and/or subsets of AML patients, including approaches involving FLT3 inhibitors, IDH-2 inhibitors, IDH-1 inhibitors, and anti-CD33 antibodies. Despite the improved and more effective therapeutic options available to patients with AML, resistance has been shown to develop for most of these drug classes, underscoring the urgent need for efficacious therapies with novel mechanisms of action.

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

LAVA-1207

LAVA-1207 is a Gammabody that conditionally activates Vg9Vd2 T cells upon crosslinking to PSMA to trigger the potent and preferential killing of PSMA-positive tumor cells. LAVA-1207 specifically targets and mediates activation of Vg9Vd2 T cells against PSMA-expressing tumor cells. PSMA, a transmembrane protein, is expressed by most prostate tumors, and its expression is further increased in poorly differentiated, metastatic, and hormone-refractory carcinomas. Its expression profile in prostate cancer has been clinically validated and makes PSMA an important target for therapies for this form of cancer. In preclinical experiments, LAVA-1207 has been observed to be highly specific and potent in its ability to induce Vg9Vd2 T cell-mediated killing of PSMA-positive tumor cells.

In 2022, we dosed the first patient in a Phase 1/2a clinical trial evaluating LAVA-1207 in patients with mCRPC. The open-label, multi-center, Phase 1/2a clinical trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-1207. The Phase 1 dose-escalation phase is designed to determine a recommended Phase 2a dose of LAVA-1207. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC. Enrollment for the Phase 1/2a clinical trial for LAVA-1207 is ongoing and we have activated eight clinical trial sites in Europe and the United States, most of which are actively recruiting.

In February 2023, at the American Society of Clinical Oncology Genitourinary Cancers Symposium (ASCO GU), we reported initial clinical data for the ongoing Phase 1/2a clinical trial of LAVA-1207. For the first five cohorts, these initial data demonstrated predictable and linear pharmacokinetics and on-mechanism pharmacodynamics and an favorable safety profile. Preliminary signs of anti-tumor activity were observed at week 8, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients and PSA levels stabilizing or decreasing in several patients. iRECIST is the response evaluation criteria in solid tumors, a set of published rules that define whether tumors in cancer patients have improved, stayed the same or worsened during treatment.

We expect to report additional safety and efficacy data for the dose escalation phase of the trial when it is available, which may inform the design of a future pivotal trial.

Disease Overview

Prostate cancer is the second most common cancer among men in the U.S., with nearly 200,000 new diagnoses in 2020. It is estimated that 50,000 men with mCRPC are treated every year in the U.S. Several treatments are approved for mCRPC, including chemotherapies (docetaxel and cabazitaxel), next generation androgen receptor directed therapeutics (e.g., enzalutamide, abiraterone and (lutetium (177Lu)-vipivotide tetraxetan) and PARP inhibitors (for a small subset of patients with certain DNA damage repair mutations), which have collectively improved the therapeutic options for patients with mCRPC. The long-term outcome for patients with mCRPC is highly variable and will depend on prognostic factors of the underlying disease, its responsiveness to the available therapies and the co-morbidities of this generally elderly population. However, there is no curative treatment available today and additional new therapies are needed. Once mCRPC has metastasized beyond regional lymph nodes, the 5-year survival rate is 30%, and it is estimated that more than 33,000 men have died of mCRPC in the U.S. in 2020.

Prostate cancer is well-known for its immunosuppressive tumor microenvironment and generally low tumor mutational burden. These characteristics are believed to hamper the efficacy of classical CD3-based TCEs and other immuno-oncology compounds. According to published literature, prostate cancer is the solid tumor indication with the highest relative abundance of tumor-infiltrating Vg9Vd2 cells. This high relative abundance correlates with a lower biochemical recurrence (BCR) rate, which is related to an improved patient prognosis.

SGN-EGFRd2 (LAVA-1223)

In September 2022, we entered into an exclusive worldwide license agreement with Seagen Inc. (Seagen) to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes our proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022 and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from the single digits to the mid-teens on future sales. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody platform on up to two additional tumor targets.

LAVA-1266

LAVA-1266 is a Gammabody that conditionally activates Vg9Vd2 T cells upon crosslinking to CD123 (Iternleukin-3 receptor-alpha) to trigger the potent and preferential killing of CD123-positive tumor cells. CD123 is a clinically validated target and CD123 is expressed in a range of hematological malignancies, including AML, myelodysplastic syndrome (MDS), acute lymphocytic leukemia (ALL) and Hodgkin Lymphoma. There is a clear unmet need in these indications. We are investigating whether potential challenges noted by various other CD-123 approaches (e.g., CRS, capillary leak syndrome, on-target off-tumor toxicity) could be overcome by the Gammabody platform approach. We are currently engaged in CTA/IND enabling activities and plan to seek a CTA or IND submission for LAVA-1266 in 2024.

Future Programs

We are also investigating LAVA-1278, a CD40 Gammabody, as a preclinical candidate for the treatment of several hematologic malignancies. We are currently engaged in preclinical activities and expect to engage in CTA/IND enabling activities so that we can seek CTA or IND submission for LAVA-1278 in 2025.

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

In the bispecific antibody concept, the cytotoxic potential of effector T cells is redirected against the tumor. Through this approach, T cells are physically linked with tumor cells via bispecific antibodies that are composed of a T cell-binding domain and a tumor-binding domain. These TCEs primarily activate T cells through binding of CD3 in the T CR/CD3 receptor complex and can trigger broad activation of CD3-expressing T cells. These cells would otherwise individually require the specific recognition of a unique antigen in the context of polymorphic major histocompatibility complex (MHC) molecules for their activation. Thereby, TCEs can bypass the normal antigen restriction of classic T cells, causing activation independent of the epitope specificity of the T cell receptor.

The dual-targeting concept enabled by TCEs holds great therapeutic promise, but translation of the concept into treatments has proved challenging. The archetypical application, T cell redirection and engagement via CD3, was first described in the mid-1980s but did not reach patients until 2009 with the European Union approval of catumaxomab. Catumaxomab was delivered intraperitoneally, as systemic intravenous administration induced fatal toxicity at low doses due to Fc-mediated off-target T cell activation in the liver. Catumaxomab was withdrawn from the market in 2017 for commercial reasons, but the impressive clinical results of another approved CD3-based TCE, blinatumomab (CD3 × B lymphocyte antigen CD19), sparked renewed interest and investment in this approach. This is reflected by the numerous TCEs currently in clinical development for hematologic and solid tumor indications.

The second approach is the CAR-T cell, or engineered cell therapy, strategy in which patient T cells are harvested and genetically engineered to carry a chimeric receptor allowing recognition of a specific target antigen on the tumor cell. Adoptive transfer of these cells results in activation of the CAR-T cells and tumor cell killing. To date, multiple CAR-T therapies have generated promising clinical data, and multiple CAR-T cell therapies targeting CD19, including KYMRIAH® (tisagenlecleucel), YESCARTA® (axicabtagene ciloleucel), TECARTUS® (brexucabtagene autoleucel) and BREYANZI® (lisocabtagene maraleucel), and a BCMA-targeted CAR-T cell therapy ABECMA® (idecabtagene vicleucel), have been approved. Many more CAR-T therapies are being developed against different targets and leveraging effector activity of different cell types. The currently approved therapies are personalized approaches based on relatively complex and clinically aggressive technologies and procedures, in which a patient’s own T cells are initially extracted and then re-administered after being modified and after the patient has undergone bone marrow conditioning with high-

dose chemotherapy. A next-generation approach is also in early-stage development, based on the same complex engineering and manufacturing process but aimed at having off-the-shelf allogeneic cell product that can be used for several patients without lag time.

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

Our Strategy

We are a clinical stage immuno-oncology company focused on developing our proprietary Gammabody™ platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. Using our Gammabody platform, we are developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma delta T cells to orchestrate a robust, natural anti-tumor immune response and improve outcomes for cancer patients. We are focused on discovering, developing and ultimately commercializing proprietary, off-the-shelf, targeted Gammabody drug candidates that leverage the power of gamma delta T cells with the validated benefits of antibody-based treatments. Key components to our strategy include:

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

Gammabody (gamma delta bsTCEs): a potential new class of immuno-oncology treatments

The successes of current TCE approaches highlight the high potential of re-directing effector T cell responses as a therapeutic strategy to improve cancer patients’ outcomes. In particular, the large number of trials with bispecific TCEs in cancer is further testimony to how this approach is, potentially the most promising from both a clinical and commercial perspective. We have identified the engagement of gamma delta T cells as the next-generation application of TCEs and believe our Gammabody platform may address limitations of current TCEs to improve patient outcomes in both hematologic malignancies and solid tumors.

Vgamma9 Vdelta2 (Vg9Vd2) T cells in cancer therapy

Background on Vg9Vd2 T cells

T lymphocytes are divided into two main categories based on T cell receptor type: aß, or alpha beta, and gd, or gamma delta, T cells. Gamma delta T cells represent approximately 1-5% of all T cells in circulation. Human gamma delta T cells are further classified based on the combination of their Vgamma (Vg) and Vdelta (Vd) receptor chains, with Vg9Vd2 T cells representing about 90% of all gamma delta T cells in circulation. In addition, these Vg9Vd2 T cells have been observed to infiltrate tumors in which greater relative abundance correlates with favorable outcome.

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

When these Vg9Vd2 T cells are activated, they secrete pro-inflammatory cytokines that trigger downstream immune cells from the innate and adaptive immune system, including alpha beta T cells, NK cells and dendritic cells. Activated Vg9Vd2 T cells have a distinct ability to take up, process and present antigens to alpha beta T cells, which may prime the adaptive immune system for a memory response, potentially resulting in deep and durable responses against disease.

Targeting Vg9Vd2 T cells for cancer treatments

As mentioned above, Vg9Vd2 T cells have been observed to infiltrate tumors in a wide variety of cancer indications and can provide effective anti-tumor immune responses against both hematologic malignancies and solid tumors. These T cells contain a tumor recognition mechanism, allowing them to recognize and kill cancerous cells, while leaving healthy cells unharmed. Vg9Vd2 T cells represent a potent and relatively homogeneous class of proinflammatory immune effector cells with an immune surveillance function.

Because Vg9Vd2 T cells have properties of both the innate and adaptive immune systems, they serve as a functional bridge between these two critical systems to effect tumor killing. They have the capability to be activated for immediate and potent killing of tumor cells, as well as the potential to induce a cascade response in which they trigger innate and adaptive immune cells through cytokine release and antigen presentation. The latter may induce immunological memory and result in not only potent, but also durable responses.

Vg9Vd2 T cells detect and kill tumor cells by indirectly detecting specific metabolites, called phosphoantigens, which often accumulate intracellularly at relatively high levels in tumor cells. These phosphoantigens bind to an intracellular domain of the cell-surface receptor, butyrophilin, triggering a conformational change and the recognition of butyrophilin receptors on tumor cells by Vg9Vd2 T cells. Upon this interaction with tumor cells, Vg9Vd2 T cells are activated and release cytolytic molecules that can directly kill cancer cells and simultaneously produce pro-inflammatory cytokines that can attract other immune cells and trigger anti-cancer activity.

As reported in a landmark publication in Nature Medicine in 2015, the presence of tumor-infiltrating gamma delta T cells has shown the highest correlation with favorable outcomes for cancer patients as compared with other leukocyte subpopulations present in tumors. Further, as reported in Oncoimmunology in 2017, infiltration of Vg9Vd2 T cells was confirmed in a large set of different tumors, including cancers with a low incidence of alpha beta T cell infiltration (also called: cold tumors).

The unique anti-cancer potential of gamma delta T cells drove prior attempts to evaluate them in clinical trials. Various clinical trials were conducted utilizing either adoptive cell therapy of ex vivo expanded activated autologous or allogeneic gamma delta T cells or in vivo gamma delta T cell activation approaches with synthetic phosphoantigens or aminobisphosphonates. However, the results from these prior trials were not consistent or robust enough to support further development. Lack of tumor-targeted activation and observed exhaustion of gamma delta T cells may have dampened clinical responses. Based on our preclinical data, we believe that an important root cause for underwhelming efficacy of these approaches is the systemic non-tumor specific activation of Vg9Vd2 T cells. We believe a targeted approach utilizing a gamma delta bsTCE could materially improve clinical responses while maintaining a good safety profile.

Advantages of our Gammabody approach

Gamma delta bsTCEs represent an emerging new class of targeted immuno-oncology treatments. By engaging only Vg9Vd2 T cells, instead of all CD3-expressing T cells, our approach is designed to enable therapeutic options that overcome the limitations of previous and existing TCE approaches in the treatment of cancer. We believe our approach has the following advantages:

●Unique engager of gamma delta T cells. Our Gammabody molecules specifically engage the proinflammatory immune effector Vg9Vd2 T cell population, unlike pan T cell engagers that also result in co-activation of immunosuppressive T cell populations. Our technology is designed to retain and leverage the natural ability of Vg9Vd2 T cells to distinguish tumor cells from healthy cells.
●Conditional activation with high precision. Our Gammabody molecules only trigger activation of Vg9Vd2 T cells upon simultaneous binding of the gamma delta T cell receptor and the antigen on tumor cells. This conditional activation provides a tumor-targeting mechanism and avoids a broad systemic, or non-tumor specific, activation of Vg9Vd2 T cells. Tumor-targeted activation avoids population exhaustion, which is commonly observed after repeated generalized gamma delta T cell triggering using non-tumor targeted phosphoantigen-based approaches that have been applied by others.
●Driving a cascade response that includes both innate and adaptive immune responses. Activated Vg9Vd2 T cells can trigger innate and adaptive immune cells through cytokine release and antigen presentation. Thereby, our technology has the potential to induce immunological memory and result in not only rapid cytotoxicity, but also potent and durable responses.
●	High potency. We have demonstrated high antitumor potency in vitro and ex vivo using both cell lines and patient tumor samples with our Gammabody platform, with an average EC50 in the low picomolar range. This suggests that clinical antitumor activity may be triggered using relatively low doses.
●	Low anticipated risk of high grade CRS. Our early-stage Phase 1 clinical trials for LAVA-051 and LAVA-1207 have had no occurrence of high grade (>grade 2) CRS to date. Similarly, our (surrogate) Gammabody molecules did not result in any high grade CRS in non-human primate studies. This is consistent with earlier clinical studies of gamma delta T cell-based therapeutic approaches, including those that triggered systemic activation of the entire Vg9Vd2 T cell population.
●	Potential activity in hematologic malignancies and solid tumors, including immunologically “cold” tumors.

Our Gammabody molecules can trigger activation of both peripheral blood and tumor-infiltrating Vg9Vd2 T cells, allowing access to and activity against both hematologic malignancies and solid tumors, potentially including those that have not been successfully addressed using immune checkpoint inhibitors.
●	Broad therapeutic window. Vg9Vd2 T cells have an inherent ability to distinguish cancerous from normal cells, which is retained in our Gammabody technology. Based on our preclinical data, we expect the optimal dose to be well below the toxic dose. We believe that the high tumor selectivity and potency of our Gammabody molecules, in combination with the low risk of CRS, may provide a broad therapeutic window.
●	Fully modular, allowing for the use of existing tumor-targeting antibodies. Our platform is fully modular, enabling existing antibodies or antibody fragments to be incorporated into our Gammabody platform. This allows us to expedite the discovery and development of clinical candidates since no de-novo antibody panel generation is required. In addition, our platform uses standardized development procedures that are well-known to regulatory authorities.
●	Well-established, standardized manufacturing process. Our Gammabody molecules are off-the-shelf products, which are manufactured using well-established, standardized processes that avoid the higher costs, complexities, product variability and treatment delays associated with the manufacturing of cellular products, such as CAR-T therapies.
●	Potential combination with immune checkpoint inhibitors and other oncology approaches. Because of their distinct mechanism of action and targeted nature, our Gammabody molecules have the potential to be combined with a variety of current standard-of-care therapies, including cytotoxic agents, anti-PD-1/PD-L1 agents, monoclonal antibodies and other cell therapy approaches, for the treatment of a wide range of cancer indications.

Our novel constructs

Our Gammabody molecules utilize humanized and highly specific single domain antibodies, which are known as VHH antibody fragments. VHH antibodies are known to have several key pharmaceutical advantages over conventional antibodies.

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

As depicted below, we are developing a novel proprietary platform in two relatively small Gammabody formats: a bispecific format in which a Vdelta2 T cell receptor-specific VHH is linked to a tumor-targeting VHH via a short and clinically validated linker, and a bispecific format with a silenced Fragment crystallizable (fc) domain (VHH-Fc). We believe that the combination of a relatively small size and the Fc-mediated half-life extension facilitates tumor penetration and is therefore advantageous for the development of compounds targeting solid tumors.

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

Our Gammabody platform

We have developed a proprietary Gammabody platform that optimizes tumor-targeted activation of Vg9Vd2 cells for tumor cell killing, retains and leverages the inherent tumor cell recognition and killing capabilities of these cells and drives a downstream immune response cascade against tumor cells. Our platform combines the power and natural selectivity of Vg9Vd2 T cells and their ability to activate both arms of the immune system with the targeting advantages of small-sized bispecifics, providing the opportunity to significantly improve upon classical T cell engager approaches, as well as upon earlier strategies for recruiting gamma delta T cells for cancer therapy.

In the graphic below, the left panel shows the natural activation mechanism of Vg9Vd2 T cells, which, through recognition of phosphoantigen-activated butyrophilins, leads to tumor cell killing. The right panel depicts our approach using our Gammabody platform. This Gammabody molecule binds Vg9Vd2 T cells and a tumor-associated antigen of choice. Crosslinking via our Gammabody leads to activation of Vg9Vd2 T cells and potent tumor cell killing. While our approach bypasses the requirement of interactions between the Vg9Vd2 TCR and phosphoantigen-activated butyrophilins, Gammabody molecule bound Vg9Vd2 T cells retain the inherent tumor specificity of Vg9Vd2 T cells. We have shown in our preclinical work that this results in strong activity against tumor cells, but only limited activity against healthy cells expressing the same target.

LAVA’s proprietary Gammabody platform engages Vg9Vd2 T cells for targeted cancer treatment.

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

We believe our Gammabody molecules drive a cascade response that potentially provides for enhanced anti-tumor efficacy. After the initial activation of Vg9Vd2 T cells is mediated through our Gammabody molecules, the activated Vg9Vd2 T cells are designed to rapidly kill tumor target cells and have the potential for:

●	Expansion. The Vg9Vd2 T cells proliferate, resulting in an increased number of anti-tumor Vg9Vd2 T cells.
●	Broad immune activation. The Vg9Vd2 T cells trigger the activation and antitumor activity of other immune cells, such as NK cells, alpha-beta T cells and dendritic cells.
●	Antigen presentation. The Vg9Vd2 T cells process and present tumor antigens and acquire dendritic cell- like antigen presenting functions to trigger the development of “classical” naïve CD4+ and CD8+ alpha-beta T cell responses against the tumor.

We believe that this cascade of events may enhance potency and lead to a more durable immune response.

Preclinical support for our mechanism of action and safety

We believe that our Gammabody platform possesses features that have the potential to address several shortcomings of current TCE approaches for cancer. We have conducted multiple preclinical experiments where our Gammabody molecules have shown potent, selective, sustained and serial killing of tumor cells. Anti-tumor activity has been shown in in vivo preclinical animal models and in ex vivo models using patient tumor and Vg9Vd2 T cells. Our preclinical experiments have also shown that activation of the Vg9Vd2 T cell population is conditional upon Gammabody crosslinking.

In our studies in non-human primates (NHPs), surrogate Gammabody molecules were shown to be safe and well-tolerated. NHP studies were performed in cynomolgus monkeys with fully cross-reactive surrogate Gammabody molecules. The gamma delta bsTCEs used were designed to trigger human and monkey gamma delta T cells with similar potency. Administration of the cross-reactive surrogate Gammabody led to high sustained plasma levels and dose-dependent accumulation in relevant tissues with no safety-related effects and no signs of high grade CRS.

License Agreements

Seagen Agreement

In September 2022, we entered into an exclusive worldwide license agreement with Seagen to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes our proprietary Gammabody™ technology to target EGFR-expressing solid tumors. Under the terms of the Seagen Agreement, we received a $50 million nonrefundable upfront payment in October 2022, and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from high single digits to the mid-teens, within a range of less than 10%, on future sales.

Seagen has also granted us a one-time option to obtain increased royalties if we exercise a buy-up option within a certain amount of time from certain key early clinical data becoming available for the first licensed product. We have a defined period after notice of such buy-up option to pay Seagen a one-time $35 million fee (buy-up fee). In the event we exercise the buy-up option and pay the buy-up fee, we are entitled to receive tiered royalties based on commercial sales levels from low double-digit to high double-digit percentages of net sales of licensed products, within a range of less than 10%.

The Seagen Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the expiration of Seagen’s payment obligations. Seagen may terminate the Seagen Agreement in its entirety or on a country-by-country basis for convenience following a certain notice period. Either party may terminate the Seagen Agreement upon an uncured material breach of the agreement or insolvency of the other party following a certain notice period. Depending on the reason and stage of termination, we have certain rights to obtain a license to certain intellectual property generated by Seagen under the Seagen Agreement for purposes of continued development and commercialization of research results and/or product candidates developed under the Seagen Agreement.

In January 2023, we entered into a Clinical Supply Agreement with Seagen (the Seagen Clinical Supply Agreement). Under the Seagen Clinical Supply Agreement, we will have manufactured and supplied to Seagen a specified amount of GMP drug product containing the SGN-EGFRd2 (LAVA-1223) compound and GMP diluent. At Seagen’s request, we will also deliver to Seagen any remaining GMP substance containing the SGN-EGFRd2 (LAVA-1223) compound. Under the Seagen Agreement and the Seagen Clinical Supply Agreement, we are entitled to receive reimbursement of up to $6.5 million for certain agreed-to research, manufacturing and supply activities, as well as the transfer of all manufacturing-related know-how and materials, including all CMC documentation, data and processes, to enable the manufacture of SGN-EGFRd2 (LAVA-1223) compound by or for Seagen.

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

Together with Janssen, we are conducting certain research and discovery activities pursuant to a mutually agreed research plan designed to develop licensed product candidates not later than the stage of candidate selection. The parties have established a joint steering committee to oversee the research, information sharing, and potential amendments of the research plan. We are responsible for conducting research activities at our expense and are entitled to certain milestone payments from Janssen for product candidates that progress through certain research stages, as may be amended by the joint steering committee. Following completion of such research, Janssen has the right to determine whether to bring one or more designated product candidates forward into further development. If Janssen so elects, Janssen is responsible for the development, manufacture, and commercialization of the licensed products at Janssen’s sole cost and expense. Janssen is required to use commercially reasonable efforts to exploit one licensed product.

In May 2020, we received an upfront fee of $8.0 million and achieved research milestones necessary to receive $2.0 million, $1.0 million of which was received in October 2021, and $1.0 million of which was received in December 2020. We are also eligible to receive up to an aggregate of $195 million upon the achievement of certain development and commercial milestones. We also are entitled to receive tiered royalties based on commercial sales levels from low to mid-single digit percentages of net sales of licensed products for a fixed period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring ten years after such sale.

Until the earlier of termination of the Janssen Agreement and a specified period of time following the first commercial sale of a licensed product, we cannot directly or through a third-party research, develop or commercialize or exploit a competing biological product that is directed to or otherwise targets the licensed target, subject to certain exceptions and limitations for third party acquiror products.

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

VUmc agreements

In 2017, we entered into the VUmc Agreement. Under the VUmc Agreement, VUmc granted us an exclusive, although non-exclusive with respect to certain intangible know-how, worldwide, sublicensable license under certain patent rights and know-how owned by VUmc, effectively including research and other services provided in collaboration by VUmc since 2017 to develop, make, and sell licensed products. In 2021, VUmc assigned all of the patent rights previously licensed by us under the VUmc Agreement for no additional consideration paid. VUmc retains the right to use the patent rights and know-how for solely non-commercial research and educational purposes, but it may not conduct such work with respect to any product that is directed to a specified target for a specified time period.

Following the assignment of such patent rights, we remain obligated to pay VUmc sub to low single-digit tiered royalties on net sales of products covered by claims included in the assigned patent rights. Royalties are payable on a country-by-country basis for a royalty term that expires upon the expiration of the last valid claim in the assigned patent rights in such country that would be infringed by the use, manufacture, or sale of a product in such country in the absence of us having rights to such patent right. In connection with our IPO, we issued to VUmc 235,664 of our common share and paid $0.3 million in cash. On each of the first and second anniversary of our IPO, we are required to pay $4.7 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of our IPO. In 2022, the Company issued 491,352 common shares to VUmc representing 50% of the payable in accordance with the VUmc agreement for the first anniversary payment. The final payment is due at the second anniversary of our IPO in March 2023. The Company and VUmc continue to collaborate and VUmc makes available certain employees to the Company who perform research and other activities for the benefit of the Company.

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

In 2021, we entered into a master research services agreement with VUmc under which VUmc performs certain clinical research services and preclinical development for us under the direction of our Chief Scientific Officer. Under this master research services agreement, we own all rights, title, ownership and interest in and to any inventions made, created or prepared by VUmc in connection with the Agreement. This agreement automatically terminates in the case of our bankruptcy. Either party may terminate this agreement upon 60 days’ written notice for any reason or upon 60 days’ written notice upon uncured material breaches of the terms of the agreement.

Manufacturing, sales and marketing

Given the stage of our lead programs, we are in the process of building our U.S. commercial, medical affairs and manufacturing infrastructure and intend to build, alone or with potential future partners, our global commercialization and distribution capabilities over time for our lead clinical candidates. We do not own or operate manufacturing facilities for the production of our clinical candidates, and we rely on third-party contract manufacturers for all of our required raw materials, manufacturing devices, active pharmaceutical ingredients and finished product for our preclinical research and clinical trials. The prices of our primary raw materials have not historically been volatile.

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

We have developed or exclusively in-licensed numerous patent and patent applications, know-how and trade secrets relating to the development and commercialization of our product candidates and the underlying Gammabody platform. We currently own or in-license: three issued U.S. patents, seven pending U.S. patent applications, seven pending European regional-phase patent applications, three pending PCT patent application, fourteen issued patents in other territories and fifty two pending patent applications in other territories that are important to the development of our business.

Our strategic initiative is to protect proprietary technology, inventions and improvements to inventions and other intellectual property that may be commercially important to the development of our business. We also intend to seek additional patent protection or rely upon trade secret rights to protect other technologies that may be used to manufacture and develop our gamma delta T cell products. We are a party to license and assignment agreements that grant us exclusive rights to use specific technologies in our gamma-delta T cell products and in the manufacturing and development of our products. For more information, see “Intellectual Property.”

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

Our patent portfolio

As of December 31, 2022, our patent portfolio included U.S. and foreign patents and patent applications. Our patent portfolio also includes in-licensed patents and patent applications that we have filed on our own technologies, including technologies related to our preclinical programs and our manufacturing technologies. The patents and patent applications in our patent portfolio cover technology used in our own development programs, as well as technology used in our collaborations with Seagen and Janssen. We have granted Seagen an exclusive worldwide license for the development and commercialization of SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. We have granted Janssen an exclusive worldwide license for the development and commercialization of a confidential product candidate.

The issued patents and patent applications directed to our most advanced programs are summarized below:

LAVA-051

For LAVA-051, LAVA’s patent portfolio includes two issued U.S. patents and five U.S. pending patent applications, five pending European patent applications, fourteen foreign issued patents and twenty seven pending foreign patent applications. These patent and patent applications contain claims or supporting disclosures directed to the LAVA-051 composition of matter and to methods of treating diseases of interest using LAVA-051. These issued patents and patents issuing from these pending patent applications, if any, are expected to expire between 2035 and 2039, excluding any potential patent term extensions or patent term adjustments.

LAVA-1207

For LAVA-1207, LAVA’s patent portfolio includes one issued U.S. patent, two U.S pending patent applications, two pending European patent applications, eight foreign issued patents, eight foreign pending patent applications and two pending PCT patent applications containing claims or supporting disclosures directed to the LAVA-1207 composition of matter and to methods of treating diseases of interest using LAVA-1207. This issued patent and patents issuing from these pending patent applications, if any, are expected to expire between 2035 and 2041, excluding any potential patent term extensions or patent term adjustments.

LAVA-1266

For LAVA-1266, LAVA’s patent portfolio includes one issued U.S. patent, two U.S pending patent applications, two pending European patent applications, eight foreign issued patents, eight foreign pending patent applications and three pending PCT patent applications containing claims or supporting disclosures directed to the LAVA-1266 lead composition of matter and to methods of treating diseases of interest using LAVA-1266 is issued patent and patents issuing from these pending patent applications, if any, are expected to expire between 2035 and 2042, excluding any potential patent term extensions or patent term adjustments.

LAVA-1278

For LAVA-1278, LAVA’s patent portfolio includes one issued U.S. patent, three U.S pending patent applications, three pending European patent applications, eight foreign issued patents, eighteen foreign pending patent applications and two pending PCT patent applications containing claims or supporting disclosures directed to the LAVA-1278 lead composition of matter and to methods of treating diseases of interest using the LAVA-1278 lead compound. This issued patent and patents issuing from these pending patent applications, if any, are expected to expire between 2035 and 2040, excluding any potential patent term extensions or patent term adjustments.

We believe our manufacturing and assay development patents, patent applications and related know-how may provide us with additional intellectual property protection relating to LAVA-051, LAVA-1207 and preclinical candidates.

Platform Technology

Our patent portfolio also includes patent families relating to our Gammabody platform, including three patent families that are generally related to the antibodies that activate gamma delta T cells, dosing of such antibodies and uses of such antibodies for certain patient groups.

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

If regulatory approval of a product is granted, such approval will be granted for certain indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace.

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

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all the fast-track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast-track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to act on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

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

Regenerative medicine advanced therapy, or RMAT, designation like breakthrough therapy designation, provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval based on a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites.

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

Biosimilars and reference product exclusivity

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, several biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

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

Clinical Trial Approval

Until December 2021, clinical trials in the European Union were approved under the Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC through national legislation of the member states. Under this system, an applicant obtained approval from the competent national authority of a European Union member state in which the clinical trial would be conducted or in multiple member states if the clinical trial was to be conducted in several member states. Additionally, the applicant could only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The CTA would be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In December 2021, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which replaced the current Clinical Trials Directive 2001/20/EC. It overhauled the current system of approvals for clinical trials in the European Union. Specifically, the new regulation is directly applicable in all member states and aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications.

In January 2022,  Clinical Trials Directive (EC) No. 2001/20/EC and its national implementing legislation in the EU Member States was repealed and the New Clinical Trials Regulation became effective. The new Clinical Trials Regulation enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials.  The Regulation also makes it more efficient for EU Member States to evaluate and authorize such applications together, via the Clinical Trials Information System.

For the first year of implementation, until January 30, 2023, clinical trial sponsors could select whether to apply to start a clinical trial under the new Clinical Trials Regulations. After January 2023, clinical trial sponsors need to apply to start a clinical trial under the new Clinical Trials Regulations.

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

An Orphan Drug Designation provides many benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

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

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years based on a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides on justified grounds relating to pharmacovigilance to proceed with one additional five-year renewal period.

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

Additionally, the federal Physician Payments Sunshine Act, or the Sunshine Act, within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In addition, many states and foreign jurisdictions have enacted analogous versions of these laws.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Additionally, if any of the physicians or other providers or entities with whom we expect to do business are found not to comply with applicable laws, they may be subject to significant civil, criminal and administrative sanctions, including exclusion from government funded healthcare programs.

Coverage, pricing and reimbursement

In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a therapeutic is:

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

Additionally, in the United States there is no uniform policy among third-party payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop. Further, we or our collaborators may develop companion diagnostic tests for use with our product candidates. We or our collaborators will be required to obtain coverage and reimbursement for these separate and apart from the coverage and reimbursement we seek for our other product candidates, once approved.

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

Healthcare reform

In the United States and some foreign jurisdictions, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policymakers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

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

Since its enactment, there have been executive, judicial and Congressional challenges to the ACA. Most of the ACA survived such challenges but further healthcare reform measures of the Biden administration may impact the ACA or our business. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive.

Other legislative changes have been adopted since the ACA was enacted. These changes include, among other things aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, which will remain in effect through 2030, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. For example, the Biden administration has announced its intention to pursue certain priority policy initiatives, such as the reduction of prescription drug pricing, including legislative proposals to allow the government to negotiate drug prices for Medicare and other governmental health programs, increasing access and coverage for mental health, and lower nursing home care costs. In addition, the IRA, among other things, (i) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation.

The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services. Further, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

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

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices and fire hazard control. We may incur significant costs to comply with such laws and regulations now or in the future.

C. Organizational structure

LAVA Therapeutics, N.V. is the parent company of LAVA Therapeutics, Inc., a wholly-owned subsidiary incorporated in the U.S.

D. Property, plants and equipment

During the first quarter of 2023, we moved our headquarters from Yalelaan 60 to Yalelaan 62, 3584 CM Utrecht, the Netherlands, where we occupy approximately 19,702 square feet of office and laboratory space under a lease that expires March 31, 2026. The lease of our previous headquarters at Yalelaan 60 will expire and end in the second quarter of 2023. We also occupy a small office space of approximately 5,621 square feet located at 520 Walnut Street, Suite 1150, Philadelphia, Pennsylvania 19106, U.S. We believe that our facilities are adequate to meet our current needs and that additional space can be obtained on commercially reasonable terms as needed.

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

Our audited consolidated financial statements are included elsewhere in this Annual Report. These financial statements are in accordance with and comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As permitted by the rules of the SEC for foreign private issuers who prepare their financial statements in accordance with and comply with IFRS, in accordance with and compliance with IFRS and as issued by the IASB, we do not reconcile our financial statements to accounting principles generally accepted in the U.S. (U.S. GAAP).

A. Operating results

Global Conditions

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051 and LAVA-1207, to date we have not experienced any material business disruption or impact to our consolidated financial statements as a result of the pandemic.

In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine.

Components of operating results

The following discussion reflects the Company’s revision of previously issued consolidated financial statements to adjust for immaterial prior period misstatements, primarily related to foreign currency translations. Further information regarding the revision is included in our consolidated financial statements, "Note 23 — Revision of Immaterial Misstatements," which are included in “Item 17: Financial Statements” in this Annual Report on Form 20-F.

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

In September 2022, we entered into an exclusive worldwide license agreement with Seagen to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes our proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022 and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from the single digits to the mid-teens on future sales, within a range of 10%. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody platform on up to two additional tumor targets.

Seagen has also granted us a one-time option to obtain increased royalties if we exercise a buy up option within a certain amount of time from certain key early clinical data becoming available for the first licensed product. Following notice, we have a specified period to exercise the buy-up option to pay Seagen a one-time $35.0 million fee, the (buy-up fee). In the event we exercise the buy-up option and pay the buy-up fee, we are entitled to receive tiered royalties based on commercial sales levels from low double-digit to high double-digit percentages of net sales of licensed products, within a range of 10%.

Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country of sale and expiring ten years after such sale, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products, and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory. For additional information, see “License Agreements – Seagen Agreement” and Note 4 to the consolidated financial statements.

In May 2020, we entered into the Janssen Agreement. As part of the Janssen Agreement, we received a non-refundable upfront payment of $8.0 million. As of December 31, 2022, there was no unearned income related to this payment. The revenue related to the upfront payment was recognized as revenue on a straight-line basis over the remaining term of the research activities under the Janssen Agreement, as this method approximated the underlying research and development activities over time. In December 2020, we achieved the first Research Milestone, as defined in the Janssen Agreement, triggering a milestone payment of $1.0 million. In 2021, we achieved the second Research Milestone, triggering a milestone payment of $1.0 million. Each milestone payment was recorded as revenue when achieved, as each was linked to the completion of specific and separable research and development deliverables, rather than recorded over time like the upfront payment.

We are entitled to receive tiered royalties based on commercial sales levels from low to mid-single digit percentages of net sales of licensed products. Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country of sale and expiring ten years after such sale, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products, and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory. For additional information, see “License Agreements – Janssen Agreement” and Note 4 to the consolidated financial statements.

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

A tax charge was recognized during the year ended December 31, 2022 due to the U.S. profitable position. As of December 31, 2022, we had Dutch tax loss carryforwards of $5.9 million. Furthermore, an amount of $84.1 million of IP development costs was capitalized for tax purposes. This amount can be offset against future income derived from this IP.

The 2022 and 2021 taxable amounts are not final as the 2022 and 2021 Dutch corporate income tax returns are still in draft. The 2020 Dutch corporate income tax return is final and has been filed.

On the basis of the 2022 annual accounts, there are accounting-to-tax differences of $32 million. These differences primarily relate capitalization of IP development costs for Dutch corporate income tax purposes and IFRS 16 lease amounts. Other differences relate to non-deductible share-based payment expenses, expenses which were treated as non-deductible for Dutch corporate income tax purposes and other non-deductible mixed expenses.

For further information on tax loss carryforwards under Dutch corporate income tax law, please refer to Note 9 of the consolidated financial statements.

Comparison of the Years Ended December 31, 2022 and 2021:

Research and license revenue

Our research and license revenue was $19.4 million and $5.4 million for the years ended December 31, 2022 and 2021, respectively.

In connection with the Seagen Agreement we entered into in September 2022, we recognized $17.9 million in revenue for the year ended December 31, 2022. Of that amount, $15.2 million related to the nonrefundable upfront payment and $2.7 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 million represents variable consideration, for which we have deferred revenue recognition until such time the company chooses to exercise the option or allows it to expire.

Additionally, we had research and license revenue of $1.5 million and $5.4 million for the years ended December 31, 2022 and 2021, respectively, attributable to our Janssen Agreement. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that was recognized on a straight-line basis over the two-year term of the research activities under the Janssen Agreement, as this method approximated the underlying research and development activities over time. As of December 31, 2022, we had no remaining unearned income related to this payment.

Research and development expenses

Below are our research and development expenses for the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
(in thousands)	2022	2021	Variance
Pre-clinical and clinical trial expenses	$28,178	$14,188	$13,990
Personnel-related expenses	6,150	4,955	1,195
Research and development activities expenses	2,241	1,843	398
Share-based compensation expense	1,975	788	1,187
Facilities and other research and development expenses	1,546	814	732
VUmc and other license expenses	15	14,357	(14,342)
	$40,105	$36,945	$3,160

Research and development expenses were $40.1 million for the year ended December 31, 2022, compared to $36.9 million for the year ended December 31, 2021. Pre-clinical and clinical trial expenses increased by $14.0 million primarily due to the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-

1207, partner project expenses and manufacturing scale-up costs. Personnel-related expenses increased by $1.2 million and associated non-cash share-based compensation expense increased by $1.2 million due to the increased research and development headcount. Facilities and other research and development expenses increased by $0.7 million primarily due to increased office and laboratory leases and travel costs. These increases were partially offset by a $14.3 million decrease due to the VUmc license expenses recorded in 2021 related to an exit fee triggered by our IPO.

General and administrative expenses

Below are our general and administrative expenses for the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
(in thousands)	2022	2021	Variance
Personnel-related expenses	$5,010	$3,800	$1,210
Professional and consultant fees	3,954	2,593	1,361
Insurance, facilities, fees and other related costs	3,022	2,506	516
Share-based compensation expense	2,138	3,119	(981)
	$14,124	$12,018	$2,107

General and administrative expenses were $14.1 million for the year ended December 31, 2022, compared to general and administrative expenses of $12.0 million for the year ended December 31, 2021. The increase was primarily due to increases in personnel-related expenses of $1.2 million due to the increase in general and administrative headcount and severance costs. Professional and consultant fees increased by $1.4 million due primarily to costs associated with being a public company and temporary staff. Insurance, facilities, fees and other related costs increased by $0.5 million primarily due to increases in directors’ and officers’ insurance costs and leased office space. The decrease of $1.0 million in share-based compensation expense was due primarily to the reversal of expenses associated with stock option forfeitures due to the departure of our former chief financial officer.

Interest income (expense), net

Interest expense, net increased $0.9 million, from an expense of $0.6 million during the year ended December 31, 2021, to income of $0.3 million for the year ended December 31, 2022. Interest expense, net includes interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland, lease interest and negative interest on cash deposits held at financial institutions, net of interest income from cash equivalents and investments.

Foreign currency exchange gain, net

Our foreign currency exchange gain increased to $2.9 million for the year ended December 31, 2022, compared to $2.0 million for the year ended December 31, 2021. This increase was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Comparison of the Years Ended December 31, 2021 and 2020

Research and license revenue

Our research and license revenue increased to $5.4 million for the year ended December 31, 2021 compared to $3.7 million for the year ended December 31, 2020. Research and license revenue was solely attributable to our collaboration with Janssen, which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that was recognized on a straight-line basis over the two-year term of the research activities under the agreement, as this method of recognition matched the pattern in which we provide research services to Janssen. As of December 31, 2021, we had $1.5 million of unearned income related to this payment. We achieved milestone payments of $1.0 million during each of the years ended December 31, 2021 and 2020. Each milestone payment was recorded as revenue when achieved, as each was linked to the completion of specific and separable research and development deliverables, rather than recorded over time like the upfront payment.

Research and development expenses

Below are our research and development expenses for the years ended December 31, 2021 and 2020:

	For the Year Ended
	December 31,
(in thousands)	2021	2020	Variance
VUmc license expenses	$14,357	$203	$14,154
Pre-clinical and clinical trial expenses	14,188	11,325	2,863
Personnel-related expenses	4,955	2,276	2,679
Research and development activities expenses	1,843	1,022	821
Share-based compensation expense	788	232	556
Facilities and other research and development expenses	814	643	171
	$36,945	$15,701	$21,244

Research and development expenses were $36.9 million for the year ended December 31, 2021, compared to $15.7 million for the year ended December 31, 2020. The increase was primarily due to a VUmc license fees liability of $14.4 million triggered by our IPO. Pre-clinical and clinical trial expenses increased by $2.9 million primarily due to the start of the clinical trial for LAVA-051, clinical development preparations for LAVA-1207 and expenditures in connection with our Janssen collaboration. Personnel-related expenses increased by $2.7 million and non-cash share-based compensation expense increased by $0.6 million due to the increased research and development headcount and associated granting of stock option awards.

General and administrative expenses

Below are our general and administrative expenses for the years ended December 31, 2021 and 2020:

	For the Year Ended
	December 31,
(in thousands)	2021	2020	Variance
Personnel-related expenses	$3,800	$1,474	$2,326
Share-based compensation expense	3,119	326	2,793
Professional and consultant fees	2,593	683	1,910
Insurance, facilities, fees and other related costs	2,506	236	2,270
	$12,018	$2,719	$9,299

General and administrative expenses were $12.0 million for the year ended December 31, 2021, compared to general and administrative expenses of $2.7 million for the year ended December 31, 2020. The increase was primarily due to increases in personnel-related expenses of $2.3 million and noncash share-based compensation expense of $2.8 million, due to the increased general and administrative headcount and associated granting of stock option awards. Professional and consultant fees increased by $1.9 million due to increased legal and assurance services primarily due to becoming a publicly traded company. Insurance, facilities, fees and other related costs increased by $2.3 million primarily due to directors’ and officers’ insurance costs and other costs associated with being a publicly traded company.

Interest expense, net

Interest expense, net was $0.6 million for the year ended December 31, 2021, compared to $0.3 million for the year ended December 31, 2020. Interest expense, net includes interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland, lease interest and negative interest on cash deposits held at financial institutions, net of interest income from cash equivalents and investments.

Foreign currency exchange gain (loss), net

For the years ended December 31, 2021 and 2020, foreign currency exchange gain (loss), net increased by $2.9 million, from a loss of $0.9 million during the year ended December 31, 2020 to a gain of $2.0 million during the year ended December 31, 2021. This increase was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in a Euro functional currency entity.

B. Liquidity and capital resources

As of December 31, 2022, we had cash, cash equivalents and investments totaling $132.9 million, compared to cash and cash equivalents of $133.2 million as of December 31, 2021. We hold our cash and cash equivalents in both USD and Euros. We have historically funded our operations primarily through issuance of preference shares prior to our IPO from the sale of common shares in our IPO and more recently through research and licensing revenue. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In October 2022, we received a nonrefundable up-front payment of $50.0 million in connection with entering into the Seagen Agreement.

In 2019, we received a $5.5 million Innovation Credit from Rijksdienst voor Ondernemend Nederland. Borrowings under the Innovation Credit, which bear interest at 10.0%, will be received in quarterly installments through 2023. The repayment of principal and accrued interest is due on June 30, 2025. As of December 31, 2022, we had $4.6 million in borrowings under the Innovation Credit.

In March 2021, we closed our IPO and received net proceeds from the IPO of approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million. In April 2021, we received additional net proceeds from the IPO of $5.9 million from the exercise of the overallotment option by the underwriters. In addition, in September 2020 and March 2021, we received $56.6 million in net proceeds from our Series C financing, net of repurchasing Series A Preferred and common shares.

Cash and cash equivalents, and short-term marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. As of December 31, 2022 and 2021, cash consists of cash deposited with three financial institutions and account balances may exceed federally insured limits.

On March 10, 2023, Silicon Valley Bank, Santa Clara, California, or SVB, was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation, or FDIC, was appointed receiver. On March 26, 2023, First–Citizens Bank & Trust Company, Raleigh, North Carolina, or First Citizens, purchased all deposits and loans of SVB, and the former SVB reopened as First-Citizens Bank & Trust Company on Monday, March 27, 2023. We had a banking relationship with SVB, including $32.0 million as of December 31, 2022 held in Euros. Although most SVB depositors received full access to their funds on March 13, 2023, we had disrupted and delayed access to funds held in multi-currency accounts while the systems’ conversions were being completed to allow full–service banking, which has been resolved. As of March 31, 2023 we had $0.1 million of cash held at SVB as First-Citizens Bank & Trust Company. The majority of our cash is held at other banks that can be used to fund operations and believe the purchase of SVB’s assets by First Citizens will not have any material impact on our liquidity and capital resources.

Besides the above, management believes that the Company is not exposed to significant credit risk due to the financial strength of these institutions.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of December 31, 2022 are sufficient to meet our projected cash requirements for at least 12 months from the date of this annual report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-051 and LAVA-1207;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;

●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gamma delta engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the United States and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	develop a potential companion diagnostic;
●	incur additional legal, accounting and other expenses associated with operating as a public company;
●	address any events outside of our control, including, but not limited to, outbreaks of infectious diseases such as the COVID-19 pandemic; and
●	general economic and market conditions and overall fluctuations in the United States and international equity markets, such as deteriorating conditions due to investor concerns regarding inflation and the hostilities between Russia and Ukraine.

Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity or convertible debt securities, our shareholders will suffer dilution and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing, if available, may involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to technologies, future revenue streams, product candidates or research programs or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common shares. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide.

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

The following table summarizes our cash flows for each of the years ended December 31, 2022, 2021 and 2020 (in thousands):

	For the Year Ended
	December 31,
(in thousands)	2022	2021	2020
Net cash provided by (used in) operating activities	$4,043	$(28,647)	$(9,307)
Net cash provided by (used in) investing activities	9,346	(43,545)	(502)
Net cash provided by financing activities	283	151,160	18,969
Net increase in cash and cash equivalents	$13,672	$78,968	$9,160

Cash Flows Provided by (Used in) Operating Activities

Net cash provided by operating activities for the year ended December 31, 2022 was $4.0 million, compared to net cash used in operating activities of $28.6 million for the year ended December 31, 2021. The increase was primarily due to an increase of deferred revenue of $38.2 million and a decrease in loss before income tax of $10.5 million. Both were the result of receipt of the $50.0 million nonrefundable up-front payment received in connection with our Seagen Agreement in October 2022. This increase was primarily offset by $14.9 million net decreases in changes in other working capital.

Net cash used in operating activities for the year ended December 31, 2021 was $28.6 million, compared to net cash used in operating activities of $9.3 million for the year ended December 31, 2020. The increase was primarily due to an increase in loss before income tax of $26.3 million, partially offset by an increase of $0.9 million of increased non-cash operating expenses including share-based compensation, depreciation, lease amortization, foreign currency exchange and amortization of investment bond premiums, and an increase in changes in working capital of $6.1 million, driven primarily by changes in deferred revenue due to the Janssen Agreement and license liabilities associated with the VUmc Agreement.

Cash Flows Provided By (Used in) Investing Activities

Cash flows provided by investing activities for the year ended December 31, 2022 were $9.3 million compared to net cash used in investing activities of $43.5 million for the year ended December 31, 2021. During the year ended December 31, 2022, we received $80.8 million from the maturities of investments, offset by investment purchases of $70.9 million and equipment purchases of $0.6 million. During the year ended December 31, 2021, we purchased $45.3 million in investments and $0.8 million in equipment, offset by proceeds from maturities of investments of $2.5 million.

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

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2022 of $0.3 million were primarily comprised of proceeds from borrowings of $0.6 million, partially offset by principal payments on lease liabilities of $0.3 million.

Cash flows provided by financing activities for the year ended December 31, 2021 of $151.2 million were primarily comprised of net proceeds of $94.2 million from our IPO, including the exercise of the underwriters’ over-allotment option, net proceeds from the Series C financing of $61.8 million and proceeds from borrowings of $0.7 million, partially offset by payments of $5.2 million for Series A preferred share and common share repurchases and $0.3 million in repayments of lease liabilities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

C. Research and development, patents and licenses, etc.

Please refer to “A. Operating results” and “B. Liquidity and capital resources” in this Item 5 and “B. Business overview – Intellectual Property” included in Item 4 elsewhere in this annual report.

D. Trend information

Please refer to “A. Operating results” in this Item 5.

E. Critical Accounting Estimates

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

We determine accrual estimates based on estimates of the services received and efforts expended that take into account discussion with applicable personnel and outside service providers as to the progress or state of completion of trials. During a clinical trial, we adjust our clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses and prepaid assets as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Our clinical trial accrual and prepaid assets are dependent, in part, upon the receipt of timely and accurate reporting from CROs and other third-party vendors. Although we do not expect our estimates to differ materially from amounts we actually incur, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period.

Deferred tax assets

We are subject to income taxes in the Netherlands and the U.S. Significant judgment is required in determining the use of net operating loss carryforwards and taxation of upfront and milestone payments for income tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

A tax charge was recognized during the reporting periods due to the U.S. profitable position. We have tax loss carryforwards of $5.6 million and capitalized IP development costs of $84.1 million as of December 31, 2022. As a result of the Dutch corporate income tax law, tax loss carryforwards are not subject to a time limitation and remain available for offset indefinitely. Actual offset of these losses is however limited to 50% of the taxable amount that exceeds EUR 1 million (previously losses carry forward were subject to a time limitation of six years whereas losses from 2018 and prior years were subject to a time limitation of nine years – all losses that were still available for offset on January 1, 2022 became available for offset indefinitely).

Deferred income tax assets are recognized for tax losses and other temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent we have sufficient taxable temporary differences or if there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses, deduction of capitalized IP development costs or unused tax credits can be utilized by us. Our judgment is that sufficient convincing other evidence is not available and therefore, a deferred tax asset is not recognized.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the “Innovation Box.” Profits from self-developed qualifying intangible assets are effectively subject to a 9% income tax rate for 2021 and future years, instead of the general headline rate of 25.8% as of 2022. Lava Therapeutics N.V. believes it qualifies for the Innovation Box and is in this respect currently in a process for obtaining advance certainty from the Dutch tax authorities. For further information, please refer to Note 9 in our consolidated financial statements.

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

Non-Executive Directors

The following table lists the current composition of the non-executive directors serving on the board of directors, including the ages of the directors, their current terms of service and year of expiry of their term, and their position:

Name	Age	Term served	Year in which term expires	Position
Kapil Dhingra	63	February 2021—Present	2024	Chairperson and Non-Executive Director
Jay Backstrom	68	June 2022—Present	2025	Non-Executive Director
Peter A. Kiener	70	January 2023—Present	2026	Non-Executive Director
James Noble	62	June 2022—Present	2025	Non-Executive Director
Christy Oliger	53	March 2023—Present	2026	Non-Executive Director
Mary E. Wadlinger	63	January 2023—Present	2026	Non-Executive Director
Karen J. Wilson	59	March 2021—Present	2024	Non-Executive Director

The following is a brief summary of the business experience of our supervisory board members. Unless otherwise indicated, the current business address for each director is the same as our business address: Yalelaan 62, 3584 CM Utrecht, the Netherlands.

Kapil Dhingra, M.B.B.S. has served as Chairperson of our board and as a non-executive director since February 2021. He has served as Managing Member of KAPital Consulting, LLC, which he also co-founded, since 2008. Dr. Dhingra currently serves on the boards of directors of several publicly traded and privately held companies, including Black Diamond Therapeutics, Inc. since January 2021, Replimune Group since July 2017, Autolus Therapeutics plc since August 2014, Median Technologies since June 2017, Kirilys

Therapeutics since March 2021, Mariana Oncology since January 2022, and Servier since January 2022. He also served on the board of directors at Five Prime Therapeutics from December 2015 to April 2021, Exosome from 2012 to August 2018, where he also served as Chairman, Advanced Accelerator Applications from April 2014 to January 2018, EpiTherapeutics ApS from January 2014 to May 2015, Algeta ASA from 2010 to March 2014, YM Biosciences from 2012 to February 2013, Coferon from January 2009 to June 2012, Micromet AG from 2009 to March 2012 and BioVex from 2009 to 2011. Dr. Dhingra previously served as Vice President, Head of the Oncology Disease Biology Leadership Team and Head of Oncology Clinical Development at Hoffman-La Roche from May 1999 to August 2008. He received a M.B.B.S. from the All India Institute of Medical Sciences. We believe that Dr. Dhingra is qualified to serve on our board of directors because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of several publicly traded life science companies.

Jay Thomas Backstrom, M.D., M.P.H. has served as a non-executive director since June 2022. Dr. Backstrom is currently Chief Executive Officer at Scholar Rock, a biopharmaceutical company focused on discovery and development of novel therapies targeting the TFGbeta superfamily of growth factors, a position he assumed in October 2022. From December 2019 to December 2021, he served as executive vice president, research and development, at Acceleron Pharma, which was acquired by Merck in 2021. From 2008 to 2019, Dr. Backstrom held various roles of increasing responsibility at Celgene Corporation, most recently as chief medical officer and head of regulatory affairs where he was instrumental in bringing REBLOZYL® , co-developed by Celgene and Acceleron, through regulatory approval. Prior to Celegene, he served as vice president global medical affairs and safety at Pharmion from 2002 to 2008. Earlier in his career he held industry roles at Quintiles Corporation, Hoechst Marion Roussel and Marion Merrell Dow. Dr. Backstrom also serves as a non-executive board director of Autolus Therapeutics, Be Biopharma and Disc Medicine. He earned his M.D. and completed medical training at the Lewis Katz School of Medicine at Temple University, and he received a Master’s in public health from the Saint Louis University School of Public Health. We believe Dr. Backstrom is qualified to serve on our board of directors due to his extensive leadership experience and expertise in research, development and regulatory strategy.

Peter A. Kiener, DPhil has served as a non-executive director since January 2023. He has served as a founding member of BioKien LLC since 2018 and is a consultant and part-time partner at Bridge Valley Ventures/IGC Life Sciences. From 2019 through 2021, Dr. Kiener served as interim chief executive officer at Cereius. From 2014 through 2018, he served as chief scientific officer and head of research and development at Sucampo Pharmaceuticals, which was acquired by Mallinckrodt. From 2013 to 2015, Dr. Kiener served as chief scientific officer of Ambrx Inc., a clinical-stage biopharmaceutical company focused on the development of antibody-drug conjugates (ADCs), from 2009 to 2013, Dr. Kiener served as president and co-founder of Zyngenia Inc. an early-stage biopharmaceutical company and from 2001 to 2009, he served as executive vice president and global head of biologics research and development at MedImmune LLC, the global biologics arm of AstraZeneca. He received a Bachelor of Science from Lancaster University in Lancaster, UK and his DPhil from Oxford University, Sir William Dunn School of Pathology. We believe that Dr. Kiener is qualified to serve on our board of directors due to his extensive experience leadership experience in biotechnology companies and in the clinical development of pharmaceuticals in several therapeutic areas.

James Noble, M.A. has served as a non-executive director since June 2022. From 2008 to 2019, Mr. Noble served as chief executive officer and co-founder of Adaptimmune Therapeutics. From July 2008 until March 2014, Mr. Noble was chief executive officer of Immunocore, which he also co-founded. Mr. Noble currently serves on the boards of directors of several publicly-traded and privately held companies, including Adaptimmune since 2008, Orexo AB, where he is also chairman since 2020, Sutura Therapeutics where he is also chairman since 2020 and Celleron Therapeutics since 2019 and Pneumagen, where he is also chairman since 2023. Mr. Noble has also served as a non-executive board director for publicly traded life science companies, including as deputy chairman of GW Pharmaceuticals until its acquisition by Jazz Pharmaceuticals in 2021. Mr. Noble received an M.A. from the University of Oxford. We believe that Mr. Noble is qualified to serve on our board of directors due to his extensive experience leading biotechnology companies.

Christy Oliger has served as a non-executive director since March 2023. She has over 30 years of strategic and operations experience in the biopharmaceutical industry and is recognized for building productive teams and improving operational effectiveness. From 2000 to 2020, Ms. Oliger served in several commercial leadership roles at Roche/Genentech, most recently as senior vice president, BioOncology business unit.

She also led Roche’s global portfolio management function comprised of a late-stage development portfolio of greater than 300 projects in therapeutic areas including oncology, neurology, rare disease, respiratory, dermatology and immunology. Prior to Genentech, Ms. Oliger held several management roles at Schering-Plough. Ms. Oliger serves on the board of directors of several publicly-traded companies, including Karyopharm Therapeutics since August 2020, Reata Pharmaceuticals since April 2021, Replimune Group since September 2021 and previously served on the board of directors at Sierra Oncology from June 2021 to July 2022. Ms. Oliger received a Bachelor of Arts in Economics from the University of California at Santa Barbara. We believe Ms. Oliger is qualified to serve on our board of directors because of her strategic, operational and commercial experience in the biotechnology industry, including oncology.

Mary E. Wadlinger has served as a non-executive director since January 2023. Ms. Wadlinger most recently served as senior vice president and Chief Human Resources Officer at Forma Therapeutics from 2014 to 2022, where she led the organization and people strategy through critical growth and reorganization as the company transformed from drug discovery to a fully integrated drug development and commercial readiness company. Prior to Forma, she served as vice president, human resources at Millennium Pharmaceuticals from 2003 through 2014, a subsidiary of Takeda Pharmaceuticals where she served as a key leader in numerous corporate transformations, growth initiatives, M&A activity, and overall integration within Takeda. Ms. Wadlinger earned a Bachelor of Science degree in Finance from the University of Maine Business School. We believe Ms. Wadlinger is qualified to serve on our board of directors due to her extensive experience in corporate organization and people strategy.

Karen J. Wilson has served as a non-executive director since March 2021. She currently serves on the board of directors of Angion Biomedica since March 2020 and Connect Biopharma since December 2020, and previously served on the board of directors of Vaxart from August 2020 to August 2022. Ms. Wilson served as Senior Vice President of Finance at Jazz Pharmaceuticals plc until September 2020 after serving as Vice President of Finance and Principal Accounting Officer. Prior to joining Jazz Pharmaceuticals in February 2011, Ms. Wilson served as Vice President of Finance and Principal Accounting Officer at PDL BioPharma, Inc. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., and as a consultant and auditor for Deloitte & Touche LLP. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. We believe that Ms. Wilson is qualified to serve on our board of directors due to her extensive background in financial and accounting matters for public companies and her leadership experience in the life sciences industry.

Board Diversity

The table below provides certain information regarding the diversity of members of our Board as of the date of this Annual Report:

Board Diversity Matrix

Country of Principal Executive Offices	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	3	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country	1
LGBTQ+	—
Did Not Disclose Demographic Background	—

The table below provides certain information regarding the diversity of members of our Board as of the date of March 24, 2022, the date of our Annual Report for the year ended December 31, 2021:

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

Management director and executive officers

The following table presents information about our current management director and executive officers, including their ages as of the date of this annual report:

Name	Age	Year in which term expires	Position
Stephen Hurly	54	2024	Management Director and Chief Executive Officer
Ton Adang	62	—	Chief Development Officer
Amy Garabedian	47	—	General Counsel and Corporate Secretary
Charles Morris (1)	58	—	Chief Medical Officer
Fred Powell (2)	62	—	Chief Financial Officer
Hans van der Vliet	49	—	Chief Scientific Officer

(1)	Charles Morris was appointed Chief Medical Officer effective February 6, 2023.
(2)	Fred Powell was appointed Chief Financial Officer effective November 1, 2022.

The following is a brief summary of the business experience of certain of our management director and executive officers.

Stephen Hurly has served as our President, Chief Executive Officer and as a management director since June 2019. Prior to joining LAVA Therapeutics, he served as President and Chief Executive Officer of Sesen Bio, a Nasdaq listed late-stage oncology firm, from September 2016 to August 2018. From August 2015 to September 2016, he served as the President and Chief Executive Officer of Viventia Bio Inc., a specialty pharmaceutical company acquired by Sesen Bio Inc in September 2016. He has served on the board of directors of PHusis Therapeutics Inc., a private targeted small molecule therapeutics company, since May 2011. Previously, he was the Chief Executive Officer of Burrill & Co.’s Merchant Banking Division, a finance business for life science companies, from June 2011 to August 2015. From June 2008 to June 2011, he was also the head of the Life Sciences Investment Banking Practice at Boenning & Scattergood, a securities asset management and investment banking firm. He graduated from Swarthmore College with a B.A. degree in Engineering and earned an M.B.A. from the University of Chicago.

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

Amy Garabedian has served as our General Counsel and Corporate Secretary since July 2021. She has advised pharmaceutical & biotech companies from start-ups to multi-national public companies on the complex legal issues for almost twenty years.  From 2015 to 2021, Ms. Garabedian served as associate general counsel of Spark Therapeutics (Roche), where she served as a strategic and innovative advisor, playing an instrumental role in the successful U.S. launch of the first gene therapy for a genetic disease, led key business development transactions, and enabled pre-clinical, clinical and commercial product development.  Earlier in her career, Ms. Garabedian held positions of increasing responsibility at Sandoz (Novartis) and as a business and finance attorney at Ballard Spahr LLP.   She holds a B.S. in genetics and developmental biology from Penn State University, a M.S. in regulatory affairs from Temple University and a J.D. from Widener University Delaware School of Law.

Charles Morris, MBChB, MRCP, has served as our Chief Medical Officer since February 2023. Dr. Morris is a medical oncologist with over 25 years of oncology drug development experience in the international biotech and pharmaceutical industry. From April 2021 until January 2023, Dr. Morris was chief medical officer for Celyad Oncology, a CAR-T focused cell therapy company. Prior to Celyad, he served as CMO at Radius Health from 2018 to 2020 and held senior leadership positions with PsiOxus Therapeutics from 2016 to September 2018. He also worked as chief development officer at ImmunoGen from 2012 to 2016. Dr. Morris also worked at Allos Therapeutics and Cephalon Inc., where he contributed to all phases of development for several novel programs targeting solid and hematological tumor indications. While at Cephalon, he served as vice president of worldwide clinical research during the approval of TREANDA® (bendamustine) for the treatment of indolent non-Hodgkin lymphoma and chronic lymphocytopenia. Dr. Morris began his career at AstraZeneca where he held roles of increasing responsibility including global medical lead for Faslodex® (fulvestrant) through its approval for breast cancer. He received a Bachelor of Medicine, Bachelor of Surgery and Bachelor of Medical Science in Clinical Pharmacology and Therapeutics degree from Sheffield University Medical School and is a Member of the Royal College of Physicians of London.

Fred Powell has served as our Chief Financial Officer since November 2022. From 2016 to 2022, Mr. Powell served as the executive vice president and chief financial officer of Antares Pharma, which was acquired by Halozyme Therapeutics in May 2022. Prior to that, from 2012 until 2016, Mr. Powell served as Chief Financial Officer at Celator Pharmaceuticals (acquired by Jazz Pharmaceuticals), OraPharma, Inc. from 2011 until 2012 (acquired by Valeant Pharmaceuticals International) and BMP Sunstone Corporation from 2005 until 2011 (acquired by Sanofi-Aventis). Mr. Powell also held various positions of increasing responsibility at KPMG LLP. Mr. Powell is the vice chairman of the Advisory Board for Penn State Scranton. He holds a B.S. in accounting from Pennsylvania State University.

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

B. Compensation

As a foreign private issuer, in accordance with Nasdaq listing rules, we comply with home country compensation disclosure requirements and certain exemptions thereunder rather than complying with Nasdaq compensation disclosure requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our directors, provided that such compensation is consistent with our compensation policy.

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

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. The aggregate compensation, including benefits in kind, accrued or paid to members of our Board and Senior Management with respect to the year ended December 31, 2022 for services in all capacities was approximately $5.1 million.

The following table sets forth the compensation paid or accrued, including benefits in kind, to members of our Board for the year ended December 31, 2022:

Total
compensation
Stephen Hurly	$560,962
Kapil Dhingra	$75,000
Karen J. Wilson	$55,000
James Noble	$23,750
Jay Backstrom	$23,500
Peter A. Kiener	$—
Christy Oliger	$—
Mary E. Wadlinger	$—

The following table sets forth the number of options to purchase common shares granted to members of our Board during the year ended December 31, 2022:

f
		Exercise
	Number of Options	Price	Expiration date
Stephen Hurly	800,000	$3.64	12/21/2032
Jay Backstrom	20,000	$3.64	12/21/2032
Kapil Dhingra	20,000	$3.64	12/21/2032
James Noble	20,000	$3.64	12/21/2032
Karen J. Wilson	20,000	$3.64	12/21/2032
Peter A. Kiener (1)	—	$—	—
Christy Oliger (2)	—	$—	—
Mary E. Wadlinger (1)	—	$—	—

(1)	Dr. Kiener and Ms. Wadlinger were appointed to the Board effective January 1, 2023.
(2)	Ms. Oliger was appointed to the Board effective March 9, 2023.

Equity Incentive Plans

In 2018, we established a share option plan (2018 Stock Option Plan) that entitles employees, directors, and consultants providing services to purchase depository receipts for our common shares. Under this plan, holders of vested options are entitled to purchase common shares at the exercise price determined at the date of the grant.

In 2020, we established a U.S. share option plan (2020 U.S. Stock Option Plan) that entitles employees, directors and consultants providing services to give the right to acquire a number of common shares. Under this plan, holders of vested options are entitled to purchase common shares at the exercise price determined at the date of the grant.

In 2021, we established the 2021 Long-term Incentive Option Plan, as an incentive for all its employees, members of its Board of Directors and select external consultants. As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available.

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

Board of Directors Composition

Our board of directors is composed of eight members, comprised of one executive director, Stephen Hurly, our Chief Executive Officer, and seven non-executive directors. Members of our board serve for staggered three year terms as follows:

●	Kapil Dhingra, Stephen Hurly, and Karen Wilson with terms expiring at the annual general meeting of shareholders in 2024;
●	Jay Backstrom and James Noble with terms expiring at the annual general meeting of shareholders in 2025; and
●	Peter Kiener, Mary Wadlinger and Christy Oliger with terms expiring at the annual general meeting of shareholders in 2026.

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

Board Committees

The board of directors has established a standing Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee.

Audit Committee

The Audit Committee consists of Karen J. Wilson, Christy Oliger and James Noble. The Audit Committee assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Wilson serves as chairperson. During the year ended December 31, 2022, Kapil Dhingra served on the Audit Committee, and was replaced by Christy Oliger upon her appointment in March 2023.

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our board of directors has determined that Ms. Wilson, Ms. Oliger and Mr. Noble satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act, and Ms. Wilson and Mr. Noble qualify as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The audit committee is governed by a charter that complies with applicable Nasdaq rules, which charter is posted on our website.

Compensation Committee

The Compensation Committee consists of Mary Wadlinger, Karen J. Wilson and James Noble. The Compensation Committee assists the board of directors in determining compensation for our executive officers and our directors. Mr. Noble serves as chairperson. During 2022, Guido Magni served as chairperson until his departure on December 31, 2022.

Under SEC and Nasdaq rules, there are heightened independence standards for members of the Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard director fees. While our current Compensation Committee is compliant with Nasdaq Listing Rule 5605(d) and is entirely independent, LAVA is permitted under Nasdaq Listing Rule 5605(d) to opt out of Nasdaq Listing Rule 5605(d) and may elect to rely on the exemption provided under Nasdaq Listing Rule 5605(d) in the future. The Compensation Committee is governed by a charter that is posted on our website.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee consists of Kapil Dhingra, Jay Backstrom and Christy Oliger. The Nomination and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become our directors consistent with criteria established by us and in developing our code of business conduct and ethics. Mr. Dhingra serves as chairperson. During the year ended December 31, 2022, Stefan Luzi served on the Nomination and Corporate Governance Committee, and was replaced by Christy Oliger upon her appointment in March 2023, at which time Mr. Luzi also stepped down from the board of directors.

While our current Nomination and Corporate Governance Committee is compliant with Nasdaq Listing Rule 5605(e) and is entirely independent, LAVA is permitted by under Nasdaq Listing Rule 5605(e) to opt out of Nasdaq Listing Rule 5605(e)and may elect to rely on the exemption provided under Nasdaq Listing Rule 5605(e) in the future. The Nomination and Corporate Governance Committee is governed by a charter that is posted on our website.

D. Employees

As of December 31, 2022, we had 69 full-time employees. In Europe, 52 of our employees work in research and development and six work in general and administrative areas. In the United States, six of our employees work in research and development and five work in general and administrative areas. None of our employees are subject to a collective bargaining agreement or represented by a trade or labor union. All of our employees are eligible for participation in our 2021 Long-term Incentive Option Plan and are granted equity awards as deemed appropriate by our Board of Directors or Senior Management, typically in the form of stock options.

E. Share Ownership

For information regarding the share ownership of our Senior Management see “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.” The following table displays the share ownership of our Board of Directors.

	Number of	Percentage of
	Common	Shares	Voting
	Shares	Outstanding	Rights
Kapil Dhingra	30,000	(1)	(2)
Karen J. Wilson	10,000	(1)	(2)
Stephen Hurly	5,000	(1)	(2)
Jay Backstrom	—	(1)	(2)
Peter A. Kiener	—	(1)	(2)
James Noble	—	(1)	(2)
Christy Oliger	—	(1)	(2)
Mary E. Wadlinger	—	(1)	(2)

(1)	Represents less than 1% of our shares outstanding.
(2)	Each common share carries one vote per share.

The following table sets forth information regarding options to purchase common shares granted to our Board of Directors as of February 28, 2023:

			Percentage of
	Number of	Exercise	Shares	Expiration
	Options	Price	Outstanding	date
Stephen Hurly	232,934	$2.76	0.9%	2/11/2030
Stephen Hurly	494,819	$2.76	1.9%	12/16/2030
Stephen Hurly	310,000	$5.10	1.2%	12/20/2031
Stephen Hurly	800,000	$3.64	3.0%	12/21/2032
Jay Backstrom	20,000	$3.64	0.1%	12/21/2032
Kapil Dhingra	207,740	$9.50	0.8%	3/2/2031
Kapil Dhingra	20,000	$5.10	0.1%	12/20/2031
Kapil Dhingra	20,000	$3.64	0.1%	12/21/2032
Peter A. Kiener	—	$—	—%	—
James Noble	20,000	$3.64	0.1%	12/21/2032
Christy Oliger	—	$—	—%	—
Mary E. Wadlinger	—	$—	—%	—
Karen J. Wilson	24,261	$15.00	0.1%	3/24/2031
Karen J. Wilson	20,000	$5.10	0.1%	12/20/2031
Karen J. Wilson	20,000	$3.64	0.1%	12/21/2032

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information relating to the beneficial ownership of our common shares as of February 28, 2023 by: (i) each person, entity or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares; (ii) each member of our Board and Senior Management; and (iii) our Board and Senior Management as a group. As of June 30, 2022, the measurement date for determining FPI status, less than 50% of our common shares were held by U.S. holders. Four of our 11 shareholders of record are U.S. holders. Five of our 11 shareholders of record are shareholders in the Netherlands, representing approximately 17.4% of our common shares outstanding as of June 30, 2022.

The number of common shares beneficially owned by each person, entity, or group of affiliated persons is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the person, entity, or group of affiliated persons has sole or shared voting power or investment power as well as any common shares that the person, entity, or group of affiliated persons has the right to acquire within 60 days of February 28, 2023 through the exercise of any option, warrant or other right.

This information in the table relating to 5% or greater shareholders is based upon information from Schedules 13D and 13G filed with the SEC and our Senior Management’s understanding of each person, entity or group of affiliated persons beneficial ownership. The percentage of outstanding common shares is computed on the basis of 26,289,087 common shares outstanding as of February 28, 2023. All major shareholders listed below have the same voting rights. Unless otherwise indicated below, the address for each beneficial owner listed is c/o LAVA Therapeutics, at Yalelaan 62, 3584 CM Utrecht, the Netherlands.

	As of February 28, 2023
	Number of	Percentage
Name of beneficial owner	shares	of class
5% or greater shareholders
Cooperative Gilde Healthcare IV UA (1)	5,421,170	20.6%
Versant Ventures (2)	4,587,837	17.5%
Novo Holdings A/S (3)	3,327,312	12.7%
Redmile Group, LLC (4)	2,774,409	10.6%
Sanofi Foreign Participations B.V. (5)	1,919,455	7.3%

Board and Senior Management
Stephen Hurly (6)	647,675	2.4%
Kapil Dhingra (7)	164,708	*
Hans van der Vliet (8)	164,588	*
Ton Adang (9)	127,305	*
Amy Garabedian (10)	67,499	*
Fred Powell	50,000	*
Karen J. Wilson (11)	46,174	*
Jay Backstrom	—	*
Peter A. Kiener	—	*
Charles Morris	—	*
James Noble	—	*
Christy Oliger	—	*
Mary E. Wadlinger	—	*
All board members and senior management as a group (13 persons) (12)	1,267,949	6.3%

* Represents less than 1% of our shares outstanding.

(1)	This information has been obtained from a Schedule 13D filed on March 31, 2021 by entities and individuals associated with Cooperative Gilde Healthcare IV U.A. (“Gilde Healthcare”). All shares are held of record by Gilde Healthcare, Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk B.V. The address for Gilde is Newtonlaan 91, 3584 BP Utrecht, the Netherlands.
(2)	This information has been obtained from a Schedule 13D filed on April 8, 2021 by entities associated with Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”) and Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP. These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities. The address for the Reporting Persons is One Sansome Street, Suite 3630, San Francisco, CA 94104.
(3)	This information has been obtained from a Schedule 13D.A filed on October 3, 2022 by entities associated with Novo Holdings A/S. Novo Holdings A/S is a Danish limited liability company that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities held by Novo Holdings A/S. The address for Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.
(4)	This information has been obtained from a Schedule 13G/A filed on February 14, 2022 by entities and individuals associated with Redmile Group, LLC. Redmile Group LLC’s beneficial ownership is comprised of shares owned by certain private investment vehicles managed by Redmile Group, LLC, including Redmile Biopharma Investments II, L.P., which shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The shares may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address for each of the above person and entities is One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129.
(5)	This information has been obtained from a Schedule 13G filed on March 31, 2021 by Sanofi. The shares are held of record by Sanofi Foreign Participations B.V., a wholly owned subsidiary of Sanofi. Sanofi has the ability to exercise voting and dispositive power over the shares held by Sanofi Foreign Participations B.V. The address for Sanofi Foreign Participations B.V. is Paasheuvelweg 25, 1105BP Amsterdam, the Netherlands.
(6)	Consists of 5,000 common shares and 642,675 common shares underlying options exercisable within 60 days of February 28, 2023.
(7)	Consists of 30,000 common shares and 134,708 common shares underlying options exercisable within 60 days of February 28, 2023.
(8)	Consists of 77,350 common shares and 87,238 common shares underlying options exercisable within 60 days of February 28, 2023.
(9)	Consists of 800 common shares and 126,505 common shares underlying options exercisable within 60 days of February 28, 2023.
(10)	Consists of 67,499 common shares underlying options exercisable within 60 days of February 28, 2023.
(11)	Consists of 10,000 common shares and 36,174 common shares underlying options exercisable within 60 days of February 28, 2023.
(12)	Consists of 173,150 common shares and 1,094,799 common shares underlying options exercisable within 60 days of February 28, 2023.

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

Each of our executive officers has entered into an employment agreement with us for an indefinite period. The employment agreements generally provide for base salary, sign-on bonuses, discretionary annual bonuses based on a percentage of base salary and eligibility to receive equity awards and to participate in the Company’s benefits plans.

Please refer to Item 6: Directors, Senior Management and Employees for additional information on our board of directors and senior management. We did not have any material related party transactions during 2022.

C. Interests of Experts and Counsel

Not required for Annual Reports.

Item 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information

Financial Statements

Our financial statements, accompanying notes and Report of Independent Registered Public Accounting Firm are included in Item 18 of this annual report on Form 20-F, which are incorporated in this Item 8 by reference.

Dividend Distribution Policy

We have never paid or declared any cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Under Dutch law, a Dutch public company with limited liability (naamloze vennootschap) may only pay dividends if the shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our articles of association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our general meeting upon the proposal of our board of directors. Any future approval will depend upon the board’s review of several factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

B. Significant Changes

None.

Item 9: The Offer and Listing

A.	Offer and listing details

Our common shares have traded on The NASDAQ Global Select Market under the symbol “LVTX” since March 26, 2021. Prior to that date, there was no public trading market for our common shares.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common shares have traded on The NASDAQ Global Select Market under the symbol “LVTX” since March 26, 2021.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10: Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The information in response to this item is contained under the caption "Description of share capital and articles of association" and "Comparison of Dutch corporate law and our articles of association and U.S. corporate law" in our Form F-1 Registration Statement (registration number: 333-253795) filed with the SEC on March 23, 2021 and is incorporated herein by reference.

C.	Material contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business. “See Item 4. Information on the Company—License Agreements” for summaries of our material license agreements, which are incorporated into this Item by reference.

D.	Exchange controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at its request for statistical purposes.

E.	Taxation

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

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their tax advisors as to the U.S. federal income tax consequences of holding and disposing of common shares.

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

Based on the estimated composition of our income, assets and operations, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into and our corporate structure. There can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to common shares in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information if we are classified as a PFIC.

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

Sale or other taxable disposition of common shares

Subject to the discussion above under “Passive Foreign Investment Company,” gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in USD. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

(ii)a holder of common shares, if the common shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
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

●	3% of the dividends distributed by us subject to Dutch dividend withholding tax; and
●	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the calendar year in which we distributed the dividends (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned reduction.

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

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

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

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

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

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable

H.	Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

We make available on our website, free of charge, certain documents regarding our corporate governance. We also make available on our website, free of charge, our annual reports on Form 20-F, our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.lavatherapeutics.com. The information contained on our website is not incorporated by reference in this document.

References in this annual report on Form 20-F to any contract, agreement or other document may not be complete, and you should refer to the copy of that contract, agreement or other document filed as an exhibit to this or one of our previous SEC filings or available on our website.

I.	Subsidiary information

Not applicable.

J.	Annual report to security holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion, see Note 20 of the consolidated financial statements included elsewhere in this annual report.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Item 12: Description of Securities Other than Equity Securities

None.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

Our IPO of common shares was effected pursuant to a registration statement on Form F-1, pursuant to which we registered the offering and sale of 7,125,712 common shares, $0.14 par value per share (including

425,712 shares available to the underwriters’ for exercise of an option to purchase additional shares) at a public offering price of $15.00 per share for an aggregate public offering price of $106.8 million.

As a result of the IPO, we received net proceeds of approximately $94.2 million, after deducting underwriting discounts, commissions and estimated offering expenses borne by us. None of such payments were direct or indirect payments to any of (i) our directors or officers or their associates, (ii) persons owning 10 percent or more of our common shares, or (iii) our affiliates.

There has been no material change in the planned use of proceeds from our IPO from that described in the final prospectus related to the offering, which we filed with the SEC on March 26, 2021. As of December 31, 2022, we have used approximately $74.4 million of the funds received from our IPO for clinical trials and payments to research and development consultants.

Item 15: Controls and Procedures

A.	Disclosure Controls and Procedures

Management of the Company maintains disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2022, due to the material weaknesses as discussed further below under the heading “Management’s Annual Report on Internal Control over Financial Reporting” in this Item 15.

Refer to the section “Changes in Internal Control over Financial Reporting” located elsewhere in this Item 15 for additional information regarding changes to our internal controls over financial reporting

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles; and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (2013). Management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2022 due to the existence of the material weaknesses described below.

A material weakness is a deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2201), or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected in a timely basis.

In connection with the preparation of our financial statements as of and for the years ended December 31, 2022 and 2021, we identified the following material weaknesses: (a) the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting and complex accounting, among which are a sufficient level of management review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology and (b) our ability to: (i) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (ii) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with generally accepted accounting principles, our management has concluded that our consolidated financial statements present fairly, in all material respects our financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

C.	Attestation Report of the Registered Public Accounting Firm

So long as we qualify as an “emerging growth company” as defined under the JOBS Act, our independent accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D.	Changes in Internal Control over Financial Reporting

We are committed to maintaining a strong internal control environment, and management believes that the actions below will remediate the material weaknesses identified and strengthen our overall financial control environment.

The Company's management, under the oversight of the Audit Committee, has continued the process of executing its remediation plan. Management has executed on the following measures in its remediation plan:

●	performed a detailed risk assessment;
●	hired additional internal and external accounting resources, including third-party internal control advisors and technical accounting advisors;
●	redesigned and documented critical processes and controls associated with internal control over financial reporting;
●	designed and maintained formal accounting policies, procedures and controls over the fair presentation of our financial statements;
●	established proper segregation of duties and management review and approvals across all key business processes and application and controls over information technology;
●	performed a complete assessment over the design and implementation of our internal controls over financial reporting;

●	designed and maintained controls over the preparation and review of journal entries and financial statements; and
●	tested the operating effectiveness of internal controls over financial reporting and information technology.

Management believes that these actions, once fully implemented and operating, will remediate the material weaknesses discussed above. However, these material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Other than the changes related to the material weaknesses noted above, there have been no significant changes in the Company's internal control over financial reporting that have occurred during the period covered by this Annual Report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Our board of directors has determined that two members serving on our audit committee qualify as a financial expert. The qualifications of Karen Wilson and James Noble as financial experts are incorporated by reference to Item 6 of this annual report on Form 20-F.

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

Item 16C: Principal Accountant Fees and Services

Audit Fees

Audit fees in 2022 and 2021 were $0.7 million and $1.1 million, respectively, and related to audit services provided by our principal accountants, PricewaterhouseCoopers Accountants N.V., in connection with our annual audits, quarterly reviews, and review and maintenance of registration statements.

Audit-Related Fees

None.

Tax Fees

Tax fees were less than $0.1 million in 2022 and 2021. Tax fees related to assistance in preparing tax compliance documents.

All Other Fees

None.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit Committee’s pre-approval policy. All fees in 2022 and 2021 described in this Item 16C above were pre-approved by the Audit Committee.

Audit Work Performed by Other Than Principal Accountant if Greater than 50%

Not Applicable.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F: Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance

We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
●	exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
●	exemption from the Nasdaq requirement necessitating disclosure of any waivers of the Code of Business Conduct and Ethics for directors and executive officers;
●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
●	exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
●	exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	exemption from the requirement to have independent director oversight of director nominations.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d). We intend to follow Netherlands corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

●	We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.
●	We do not intend to follow Nasdaq Rule 5605(e) regarding the composition of the nominating committee.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in securities ownership under Section 13 of the Exchange Act and related SEC rules.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Item 16H: Mine Safety Disclosure

Not applicable.

Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LAVA Therapeutics N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of LAVA Therapeutics N.V. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss and other comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ drs. J.W. Middelweerd RA

PricewaterhouseCoopers Accountants N.V.

Utrecht, The Netherlands

April 11, 2023

We have served as the Company’s auditor since 2018.

LAVA Therapeutics N.V.

Consolidated statements of loss and other comprehensive loss

(In thousands, except share and per share amounts)

		For the Year Ended
		December 31,
	Notes	2022	2021	2020
Revenue:
Research and license revenue	4	$19,391	$5,350	$3,747
Total revenue		19,391	5,350	3,747
Operating expenses:
Research and development	5	(40,105)	(36,945)	(15,701)
General and administrative	6	(14,124)	(12,018)	(2,719)
Total operating expenses		(54,229)	(48,963)	(18,420)

Operating loss		(34,838)	(43,613)	(14,673)
Interest income (expense), net	7	257	(625)	(342)
Foreign currency exchange gain (loss), net	8	2,923	2,040	(869)
Total non-operating income (loss)		3,180	1,415	(1,211)

Loss before income tax		(31,658)	(42,198)	(15,884)
Income tax expense	9	(249)	(157)	(43)
Loss for the year		$(31,907)	$(42,355)	$(15,927)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	2	(6,749)	(5,642)	(202)
Total comprehensive loss		$(38,656)	$(47,997)	$(16,129)
Loss per share:
Loss per share, basic and diluted	10	$(1.23)	$(2.14)	$(39.91)
Weighted-average common shares outstanding, basic and diluted	10	25,924,005	19,758,169	399,126

The accompanying notes are an integral part of these consolidated financial statements.

LAVA Therapeutics N.V.

Consolidated statements of financial position

(In thousands)

		As of December 31,
	Notes	2022	2021
Assets
Non-current assets:
Property and equipment, net	11	$1,432	$1,445
Right-of-use assets	12	651	501
Other non-current assets and security deposits		809	796
Total non-current assets		2,892	2,742
Current assets:
Receivables and other	4	3,254	363
Prepaid expenses and other current assets	4	4,411	2,568
VAT receivable		—	371
Investments	13	32,535	42,334
Cash and cash equivalents	14	100,333	90,869
Total current assets		140,533	136,505
Total assets		$143,425	$139,247
Equity and Liabilities
Equity:
Share capital	15	$3,715	$3,653
Equity-settled employee benefits reserve		8,942	4,829
Foreign currency translation reserve	2	(12,972)	(6,223)
Additional paid-in capital	15	194,424	192,270
Accumulated deficit		(108,069)	(76,162)
Total equity		86,040	118,367
Non-current liabilities:
Deferred revenue	4	35,000	—
Lease liabilities	12	431	320
License liabilities	22	—	5,028
Borrowings	16	—	4,284
Total non-current liabilities		35,431	9,632
Current liabilities:
Trade payables and other	17	3,965	2,553
VAT payable		45	—
Borrowings	16	4,640	—
Lease liabilities	12	379	261
License liabilities	22	4,732	5,028
Deferred revenue	4	—	1,527
Accrued expenses and other current liabilities	18	8,193	1,879
Total current liabilities		21,954	11,248
Total liabilities		57,385	20,880
Total equity and liabilities		$143,425	$139,247

The accompanying notes are an integral part of these consolidated financial statements.

LAVA Therapeutics N.V.

Consolidated statements of changes in equity

(In thousands, except for share amounts)

										Equity-
		Preference								settled	Foreign
			Series A		Series B		Series C		Common	employee	currency
		Series A	Share	Series B	Share	Series C	Share	Common	Share	benefits	translation	Additional	Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	paid-in capital	deficit	Total
Balance at January 1, 2020		1,755,845	$1,221	3,899,766	$18,340	—	$—	447,525	$—	$365	$(378)	$—	$(13,704)	$5,844
Loss for period		—	—	—	—	—	—	—	—	—	—	—	(15,927)	(15,927)
Issuance of Series C Preferred shares ($5.48 per share), net of issuance costs of $647		—	—	—	—	4,133,805	22,026	—	—	—	—	—	—	22,026
Series A Preferred and common shares repurchase		(718,250)	(499)	—	—	—	—	(165,750)	—	—	—	—	(4,176)	(4,675)
Share-based compensation expense		—	—	—	—	—	—	—	—	557	—	—	—	557
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(203)	—	—	(203)
Balance at December 31, 2020		1,037,595	722	3,899,766	18,340	4,133,805	22,026	281,775	—	922	(581)	—	(33,807)	7,622
Loss for period		—	—	—	—	—	—	—	—	—	—	—	(42,355)	(42,355)
Share split		—	(143)	—	(536)	—	(589)	—	1,308	—	—	(40)	—	—
Issuance of Series C Preferred shares ($6.22 per share), net of offering costs of $92		—	—	—	—	9,945,221	60,373	—	1,425	—	—	—	—	61,798
Repurchase of Series A and common shares		(718,250)	(400)	—	—	—	—	(165,750)	(122)	—	—	(4,760)	—	(5,282)
Conversion of preference shares		(319,345)	(179)	(3,899,766)	(17,804)	(14,079,026)	(81,810)	18,298,137	—	—	—	99,793	—	—
Issuance of common stock in initial public offering ($15.00 per share), net of offering costs of $11.5 million		—	—	—	—	—	—	6,700,000	947	—	—	87,779	—	88,726
Issuance of overallotment option		—	—	—	—	—	—	425,712	61	—	—	5,877	—	5,939
Issuance of VUmc common stock		—	—	—	—	—	—	235,664	34	—	—	3,621	—	3,655
Share-based compensation expense		—	—	—	—	—	—	—	—	3,907	—	—	—	3,907
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(5,642)	—	—	(5,642)
Balance at December 31, 2021		—	—	—	—	—	—	25,775,538	3,653	4,829	(6,223)	192,270	(76,162)	118,367
Loss for period		—	—	—	—	—	—	—	—	—	—	—	(31,907)	(31,907)
Option exercises		—	—	—	—	—	—	22,197	3	—	—	12	—	15
Issuance of VUmc common stock		—	—	—	—	—	—	491,352	59	—	—	2,142	—	2,201
Share-based compensation expense		—	—	—	—	—	—	—	—	4,113	—	—	—	4,113
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(6,749)	—	—	(6,749)
Balance at December 31, 2022		—	$—	—	$—	—	$—	26,289,087	$3,715	$8,942	$(12,972)	$194,424	$(108,069)	$86,040

The accompanying notes are an integral part of these consolidated financial statements.

LAVA Therapeutics N.V.

Consolidated statements of cash flows

(In thousands, except for share amounts)

		December 31,
	Notes	2022	2021	2020
Cash flows from operating activities:
Loss before income tax		$(31,658)	$(42,198)	$(15,884)
Adjusted for:
Depreciation and amortization of non-current assets		504	331	213
Foreign currency exchange (gain) loss, net		(2,923)	(2,040)	869
Amortization of right-of-use assets		277	227	251
Share-based compensation expense	19	4,113	3,907	557
Income tax expense		(249)	(157)	(43)
Amortization of premium on investments		(134)	446	—
Changes in working capital:
Receivables and other		(2,891)	777	(1,072)
VAT receivable		416	(35)	(186)
Deferred contract costs	4	—	—	—
Prepaid expenses and other assets		(1,857)	(2,859)	(795)
Trade accounts payable and other		1,413	1,618	323
Deferred offering & financing costs		—	1,623	(323)
Deferred revenue	4	33,510	(4,649)	6,176
License liabilities		(2,828)	13,713	—
Other liabilities		6,350	649	607
Net cash provided by (used in) operating activities		4,043	(28,647)	(9,307)
Cash flows from investing activities:
Purchases of property and equipment		(587)	(764)	(502)
Purchases of investments		(70,877)	(45,291)	—
Maturities of investments		80,810	2,510	—
Net cash provided by (used in) investing activities		9,346	(43,545)	(502)
Cash flows from financing activities:
Proceeds from option exercises		15	—	—
Proceeds from common shares from initial public offering, net	15	—	94,189	—
Proceeds from Series C financing, net		—	61,798	22,025
Payment of Series A preferred and common shares repurchased		—	(5,167)	(4,849)
Proceeds from borrowings		611	680	2,033
Payment of principal portion of lease liabilities		(343)	(340)	(240)
Net cash provided by financing activities		283	151,160	18,969
Net increase in cash and cash equivalents		13,672	78,968	9,160
Cash and cash equivalents at beginning of year		90,869	15,818	7,338
Effects of exchange rate changes		(4,208)	(3,917)	(680)
Cash and cash equivalents at end of year		$100,333	$90,869	$15,818
Supplemental schedule of noncash operating and financing activities:
Issuance of 491,352 common shares to VUmc in lieu of payment for license liabilities		$2,201	$—	$—
Issuance of 235,664 common shares to VUmc in lieu of payment for license liabilities		$—	$3,655	$—
Deferred offering costs in accounts payable and accrued expenses		$—	$—	$489

The accompanying notes are an integral part of these consolidated financial statements.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

Corporate and Company information

1.1 Corporate Information

LAVA Therapeutics N.V., formerly LAVA Therapeutics B.V., was founded in 2016 and is incorporated and domiciled in the Netherlands. The Company’s registered office is Yalelaan 62, 3584 CM in Utrecht. The Company is registered at the Chamber of Commerce under number 65335740. In connection with becoming a public company on March 29, 2021, the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.”

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

The consolidated financial statements of LAVA Therapeutics N.V. were authorized for issue by the Company’s board of directors on April 11, 2023.

1.2 Company information

The consolidated financial statements of the Company include:

			% of equity interest
Name	Legal seat	Country of incorporation	2022	2021
Lava Therapeutics N.V.	Utrecht	The Netherlands	100%	100%
Lava Therapeutics Inc.	Delaware	United States of America	100%	100%

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

Through December 31, 2022, the Company funded its operations with proceeds from sales of equity financings, collaboration and licensing agreements, government grants and borrowings under various agreements. Since inception the Company has incurred recurring net losses. The Dutch Research and Development Act (WBSO) provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the consolidated statements of loss and comprehensive loss.

As of December 31, 2022, the Company had an accumulated deficit of $108.1 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash, cash equivalents and investments of $132.9 million as of December 31, 2022 will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months following the issuance of these financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

Until we can generate sufficient product revenue to satisfy our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our research programs, and consider other cost reduction initiatives, such as downsizing our operations or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our common shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

Global Conditions

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051 and LAVA-1207, to date we have not experienced any material business disruption or impact to our consolidated financial statements as a result of the pandemic.

In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine.

(b)Basis of consolidation

Subsidiaries are all entities over which the Company has control. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control over the subsidiary is transferred to the Company and are deconsolidated from the date that control over the subsidiary ceases.

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

c)Foreign currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates. The Company’s consolidated financial statements are presented in USD. The parent company, LAVA Therapeutics N.V., has the functional currency of EUR. The subsidiary company, LAVA Therapeutics, Inc., has the functional currency of USD.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized within foreign currency exchange gain (loss), net, in the consolidated statements of loss and comprehensive loss.

For presentation purposes in USD, all assets and liabilities denominated in foreign currencies are translated into USD using exchange rates in effect as of the date of the balance sheet date. Revenue and expense transactions are translated at the monthly average exchange rates, and certain specific equity transactions are translated at the exchange rate in effect at the time of the transaction. All resulting exchange differences were recognized within currency translation adjustment in the consolidated statements of loss and other comprehensive loss and as a separate component of shareholders’ equity.

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

e)Cash flow statement

The cash flow statement has been prepared using the indirect method. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined below, net of outstanding bank overdrafts.

f)Research and License Revenue

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of our product candidates. These arrangements may contain multiple components, such as (i) licenses, (ii) research and development activities, and (iii) the manufacturing of certain materials. Payments pursuant to these arrangements may include non-refundable and refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under a collaboration agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as we satisfy each performance obligation.

g)Research and development expenses

The Company expenses research and development expenses as incurred and does not capitalize them. The Company’s research and development expenses consist primarily of costs incurred in performing research

LAVA Therapeutics N.V.

Notes to consolidated financial statements

and development activities, including personnel-related expenses such as salaries, share-based compensation and benefits, facility costs, depreciation and external costs of outside vendors engaged to conduct preclinical and clinical development activities. The Company accounts for a governmental research and development payroll tax subsidy from Wet Bevordering Speur en Ontwikkelingswerk (WBSO) as a reduction of the research and development personnel-related expenses when incurred.

h)General and administrative expenses

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

i)Share-based awards

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

j)Employee benefits

The Company provides defined contribution plans to its employees. Contributions to defined contribution plans are expensed when employees provide services. The Company has no further payment obligations once the contributions have been paid. The Company’s post-employment schemes do not include any defined benefit plans. Expenses associated with the servicing of defined contribution plans were less than $0.1 million for each of the years ended December 31, 2022, 2021 and 2020.

k)Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

l)Cash and cash equivalents

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

m)Investments

Our investments in debt securities consist entirely of investments in U.S. Treasury securities, with maturities ranging from three months to one year. All of these investments are classified as current assets in our consolidated statements of financial position. We have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our consolidated statements of financial position, with the amortization of premiums or discounts and earned interest income recorded in our consolidated statements of loss.

n)Property and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

o)Impairment of long-lived assets

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

p)Provisions

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

q)Value added tax

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

r)Financial instruments

(i)	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents, investments, trade and other receivables, security deposits, other current and non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, and follow our business model of standard working capital purposes. Purchases and sales of financial assets are recognized on the settlement date; the date that the Company receives or delivers the asset. The Company classifies its financial assets primarily as cash and cash equivalents and receivables. Receivables are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

(ii)	Financial liabilities

The Company’s financial liabilities are comprised of trade and other payables, lease liabilities, and borrowings. All financial liabilities are recognized initially at fair value, adjusted for transaction costs.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included in finance costs in the consolidated statements of loss and other comprehensive loss.

Payables and borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least the next 12 months after the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.

(iii)	Fair value measurements

The Company does not hold any financial assets and financial liabilities other than those measured at amortized cost, as our business model is such that we have the intent to hold these instruments for the sole purpose of collecting contractual cash flows, and the contractual terms give rise to cash flows that are solely for payments of principal and interest. Management assessed that the carrying values of the Company’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

s)Leases

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

t)Revision of immaterial misstatements

During the year ended December 31, 2022, the Company identified misstatements in its historical accounting for foreign currency translations and share-based compensation expenses in the consolidated financial statements for certain prior periods. Management evaluated the misstatements and concluded that they were immaterial, either individually or in the aggregate, to its current or previously issued consolidated financial statements. As a result, certain comparative amounts in the consolidated statements of profit and loss and comprehensive profit and loss, financial position, changes in equity and cash flows have been revised to correct for such immaterial misstatements with respect to foreign currency translations and share-based compensation expenses. Such revisions and their impact are disclosed more fully in Note 23, “Revision of Immaterial Misstatements.”

3. Material accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are based on historical experience and other factors, including expectations of future events, and are continually evaluated. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

materially from amounts we actually incur, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period.

Deferred tax assets

Deferred tax assets have not been recognized in respect of tax losses and capitalization of IP development costs for Dutch corporate income tax purposes, because the Company has no history of generating taxable profits and at the statement of financial position date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovation Box. Profits from self-developed qualifying intangible assets are effectively subject to a 9% income tax rate for 2021 and future years, instead of the general headline rate of 25.8% as of 2022. LAVA Therapeutics N.V. believes it qualifies for the Innovation Box and is in this respect currently in a process for obtaining advance certainty from the Dutch tax authorities.

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

Research and license revenue

We must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. We also apply significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, assessing the recognition and future reversal of variable consideration and determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

New standards, interpretations and amendments adopted by the Company

In May 2021, the IASB issued amendments to IAS 12 – Income Taxes, Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Company has not early adopted these amendments, and does not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

4. Revenue

Seagen Agreement

In September 2022, we entered into an exclusive worldwide license agreement with Seagen (Seagen Agreement) to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, we received a $50.0 million nonrefundable upfront payment in October 2022 and could receive up to approximately $650.0 million in potential development, regulatory and commercial milestones, and royalties ranging from high single-digit to mid-teen percentages on future sales, within a range of less than 10%. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody platform on up to two additional tumor targets.

We are entitled to receive tiered royalties based on commercial sales levels from mid-single to double digit percentages of net sales of licensed products. Seagen has also granted us a one-time option to obtain increased royalties if we exercise a buy-up option within a certain amount of time from certain key early clinical data becoming available for the first licensed product. We have a specified period of time after notice of such buy-up option to pay Seagen a one-time fee of $35.0 million (buy-up fee). In the event we exercise the buy-up option and pay the buy-up fee, we are entitled to receive increased future royalty percentages to a range of low double-digit to high mid-teen percentages on future sales, within a range of less than 10%, and certain future milestones will be decreased by 30%.

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

Under the Seagen Agreement we are also entitled to receive reimbursement of up to $6.5 million for certain agreed to research, manufacturing and supply activities, as well as the transfer of all manufacturing-related know-how and materials, including all CMC documentation, data and processes, to enable the manufacture of licensed compounds and products by Seagen.

We determined that the Seagen Agreement and the research, manufacturing and supply activities and materials transfer fall within the scope of IFRS 15, Revenue from Contracts with Customers (IFRS 15). In calculating the transaction price, we determined the following four performance obligations under the agreement: (i) provide exclusive license; (ii) provide manufacturing technology transfer activities; (iii) provide initial drug supply; and (iv) research activities, including data and support for regulatory submission.

As of the agreement date in September 2022, we allocated the transaction price to the performance obligations described above as follows:

		Cumulative
	Transaction	Revenue	Contract
(in thousands)	Price	Recognized	Asset
License	$50,000	$15,165	$—
Manufacturing technology transfer activities	2,167	2,073	—
Initial supply	3,583	—	3,309
Research activities	750	663	—
Buy-up fee	(35,000)	—
	$21,500	$17,901	$3,309

LAVA Therapeutics N.V.

Notes to consolidated financial statements

For each of the performance obligations described above, we have determined the following methods of revenue recognition:

●	License: We recognized revenue from the license at a point in time. Upon signing the Seagen Agreement, ownership of the license was immediately transferred to Seagen. We no longer have any rights to the license other than to fulfill our obligations under the Seagen Agreement, and we do not have the obligation to improve, modify or update the license transferred. As such there is no significant continued involvement in the license provided. Seagen can begin to use and benefit from the license after effective date of the Agreement as they are now the sole ‘owner’ of the underlying patents and know-how. In connection with the license performance obligation, we recognized revenue of $15.2 million for the year ended December 31, 2022. See below for further discussion on the considerations of the buy-up fee.

●	Manufacturing technology transfer activities: We recognize manufacturing technology transfer activities over time. These activities under the Seagen Agreement are performed by us at the direction of Seagen. As such, we record revenue related to these activities over time as they occur, measured based on a cost-to-cost method. Based on the manufacturing technology transfer activities performed during the year ended December 31, 2022, we recognized revenue and recorded a receivable of $2.1 million. We expect the remainder of revenue related to this performance obligation to be recognized in 2023.

●	Initial supply: We recognize revenue from the initial supply of drug product at a point in time. We have recorded $3.3 million in prepaid expenses and other current assets, representing the value of the initial supply of drug product we have developed. In doing so, we also reduced research and development expenses related to this drug supply previously recorded. We are obligated to transfer this initial supply to Seagen after entering into a separate supply and materials transfer agreement with Seagen. This supply and materials transfer agreement was executed in January 2023. We will recognize revenue at the point in time that the supply and materials transfer agreement is executed, and we transfer the initial supply of drug product to Seagen. Once transferred to Seagen, we have no further rights or ownership to the drug product. We did not recognize any revenue related to the initial supply of drug product for the year ended December 31, 2022. We expect the revenue related to this performance obligation to be recognized in 2023.

●	Research activities: We recognize research activities over time. These activities under the Seagen Agreement are performed by us at the direction of Seagen. As such, we record revenue related to these activities over time as they occur, measured based on a cost-to-cost method. Based on the manufacturing and supply activities performed during the year ended December 31, 2022, we recognized revenue and recorded a receivable of $0.7 million. We expect the remainder of revenue related to this performance obligation to be recognized in 2023.

●	Buy-up fee: We recognize revenue from the buy-up fee at a point in time. We determined that the one-time buy-up fee of $35.0 represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires. Accordingly, we received the non-refundable upfront payment of $50.0 million in October 2022, and recorded a deferred revenue liability of $35.0 million on our consolidated statement of financial position as of December 31, 2022. If we do not exercise this buy-up option, the revenue related to this performance obligation will be recognized. If we do exercise this buy-up option, this amount will be accounted for as a refund of the transaction price to the customer. We expect the ability for us to make a decision on whether or not to exercise the buy-up option to occur in 2026.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

Janssen Agreement

In May 2020, the Company entered into a research collaboration and license agreement (Janssen Agreement) with Janssen Biotech, Inc. (Janssen). As part of the Janssen Agreement, the Company received a non-refundable upfront payment of $8.0 million, which was recognized on a straight-line basis over the two-year term of the research activities under the agreement. The straight-line method of recognition materially approximates the cost-to-cost method of revenue recognition. As of December 31, 2022, we had no remaining unearned income related to this payment. Revenues for the year ended December 31, 2021 have been revised for certain immaterial misstatements relating to foreign currency translation. Further information regarding the misstatements and related revision is included in Note 23 - Revision of Immaterial Misstatements.

The Company is entitled to receive tiered royalties based on commercial sales levels from low to mid-single digit percentages of net sales of licensed products. Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country of sale and expiring ten years after such sale, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products, and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory and expires 10 years after such sale. The Company is eligible to receive a research milestone and further payments upon the achievement of certain development and commercial milestones.

Development milestones

In December 2020, the Company achieved the first Research Milestone, as defined in the Janssen Agreement, triggering a milestone payment of $1.0 million. In September 2021, the Company achieved the second Research Milestone, triggering a milestone payment of $1.0 million. Revenue for these development milestones was recognized at the point in time the milestone was achieved.

Deferred Revenue

The Company’s deferred revenue balance relates to amounts received, but not yet earned under both the Janssen Agreement and Seagen Agreement as described above. As of December 31, 2021, the deferred revenue balance related only to the Janssen Agreement, which was fully recognized in 2022. As of December 31, 2022, we established a deferred revenue balance related to the Seagen Agreement buy-up option as described above. The following table presents changes in the deferred revenue balance:

(in thousands)
Balance at January 1, 2021	$(6,176)
Recognized during the period	4,354
Foreign currency translation difference	295
Balance at December 31, 2021	(1,527)
Deferral of revenue	(35,000)
Recognized during the period	1,490
Foreign currency translation difference	37
Balance at December 31, 2022	$(35,000)

LAVA Therapeutics N.V.

Notes to consolidated financial statements

5. Research and development expenses

Research and development expenses include the following categories:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Pre-clinical and clinical trial expenses	$28,178	$14,188	$11,325
Personnel-related expenses	6,150	4,955	2,276
Research and development activities expenses	2,241	1,843	1,022
Share-based compensation expense	1,975	788	232
Facilities and other research and development expenses	1,546	814	643
VUmc and other license expenses	15	14,357	203
	$40,105	$36,945	$15,701

Refer to Note 22 for additional information about VUmc license expenses. Government grants, which are a reduction of payroll taxes in the Netherlands, amounted to $1.6 million in 2022, $1.7 million in 2021, and $1.0 million in 2020. These amounts are an offset to wages and salaries that are part of our research and development expenses in the income statement. The increase in the respective periods was primarily due to increased research activities in the Netherlands.

6. General and administrative expenses

General and administrative expenses include the following categories:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Personnel-related expenses	$5,010	$3,800	$1,474
Professional and consultant fees	3,954	2,593	683
Insurance, facilities, fees and other related costs	3,022	2,506	236
Share-based compensation expense	2,138	3,119	326
	$14,124	$12,018	$2,719

7. Interest (income) expense, net

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Interest (income) expense on borrowings and deposits, net	$(339)	$564	$253
Interest expense related to leases	82	61	89
	$(257)	$625	$342

8. Foreign currency exchange gain (loss), net

Changes in foreign currency exchange gain (loss), net were primarily due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in a Euro functional currency entity. Foreign currency exchange loss for the years ended December 31, 2022, 2021 and 2020 were $2.9 million, $2.0 million, and $0.9 million, respectively. Refer to Note 23 for additional information regarding the revision of immaterial misstatements affecting these amounts.

9. Taxation

The Company is subject to income taxes in the Netherlands and the United States.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

Netherlands

No tax charge or income was recognized during the reporting periods since the Company is in a loss-making position and has a history of losses. As of December 31, 2022 the Company has Dutch tax loss carryforwards of $5.9 million. The 2022 and 2021 taxable amounts are not final as the 2022 and 2021 Dutch corporate income tax return are still in draft. The 2020 Dutch corporate income tax return is final and has been filed.

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

The following table provides an overview of our unrecognized tax loss carryforwards by year:

(in thousands)	Loss per year
2017	$862
2018	2,756
2019	1,084
2020	—
2021	908
2022	289
$5,900

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the “Innovation Box.” The effective rate for Innovation Box profits is 9%. Lava Therapeutics N.V. has applied for the Innovation Box and its request is currently under final review with the Dutch Tax Authorities. For tax purposes, we capitalized IP development costs of $27.8 million, $33.9 million and $14.6 million in our tax returns for the years ended 2022, 2021 and 2020, respectively. In total, $84.1 million of IP development costs was capitalized. This amount will reduce future taxable income due to future tax amortization of capitalized IP development costs. The deferred tax asset have not been recognized.

On the basis of the 2022 annual accounts, there are accounting-to-tax differences of $32 million. These differences primarily relate to capitalization of IP development costs for Dutch corporate income tax purposes and IFRS 16 lease amounts. Permanent differences relate to non-deductible share-based payment expenses, expenses which were treated as non-deductible for Dutch corporate income tax purposes and other non-deductible mixed expenses.

Deferred income tax assets can only be recognized for tax losses and capitalization of IP development costs for Dutch corporate tax purposes to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company. Management concluded that there is not sufficient probability as per IAS 12, Income Taxes, that there will be future taxable profits available in the foreseeable future against which the unused tax losses and deduction of capitalized IP development costs can be used; therefore, a deferred tax asset has not been recognized.

The statute of limitation in the Netherlands is five years, starting from the day after the end of the tax year and any extensions granted for filing the corporate income tax returns. The tax authorities are allowed to audit years for which a final assessment has already been imposed. Since our inception was in 2016, all tax years are currently open for an audit by the Dutch tax authorities.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

Reconciliation of income tax expense at statutory tax rate and the income expenses as reported in the consolidated statement of loss and other comprehensive income is as follows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Loss before income tax	$(31,658)	$(42,198)	$(15,884)
Computed 25.8% tax on Loss (2021/2020: 25%)	(8,168)	(10,549)	(3,971)

Tax effect of:
Non-deductible costs	1,080	982	124
Unrecognized deferred tax for losses and temporary differences	7,192	9,435	3,939
Difference in overseas tax rates	72	46	30
Change in deferred tax asset	72	244	(18)
Previously unrecognized tax losses now recouped to reduce current tax expense	—	—	(61)
Total corporate tax	$249	$157	$43

Effective tax rate	(0.8)%	(0.4)%	(0.3)%

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Current tax on result	$249	$139	$61
Deferred tax prior years	—	18	—
Deferred tax current year	(7,264)	(9,679)	(3,921)
Movement valuation allowance	7,264	9,679	3,903
Total corporate tax expense	$249	$157	$43

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefit therefrom.

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Deductible temporary differences	$83,933	$59,683	$25,668
Tax losses	5,900	5,747	5,218
Total unrecognized deferred tax assets	$89,833	$65,429	$30,886

Total tax effect 25.8% (2021/2020: 25%)	$23,177	$16,357	$7,722

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

As of December 31, 2022, 2021 and 2020, outstanding share-based awards were excluded from the diluted weighted average number of common shares calculation because their effect would have been anti-dilutive.

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the Year Ended December 31,
(in thousands, except for share and per share amounts)	2022	2021	2020
Loss for the year	$(31,907)	$(42,355)	$(15,927)
Weighted average number of common shares	25,924,005	19,758,169	399,126
Basic and diluted loss per share	$(1.23)	$(2.14)	$(39.91)

11. Property and equipment

Movements in property and equipment were as follows:

	Building	Laboratory	Office	ICT
(in thousands)	improvements	equipment	equipment	equipment	Total
Cost
Balance at January 1, 2021	$112	$1,162	$38	$139	$1,451
Additions	20	679	—	65	764
Foreign currency translation adjustment	(9)	(117)	(2)	(12)	(140)
Balance at December 31, 2021	123	1,724	36	192	2,075
Additions	—	525	6	56	587
Foreign currency translation adjustment	(6)	(108)	(2)	(10)	(126)
Balance at December 31, 2022	$117	$2,141	$40	$238	$2,536
Accumulated depreciation
Balance at January 1, 2021	$8	$290	$11	$29	$338
Charge for the year	12	280	8	31	331
Foreign currency translation adjustment	(1)	(32)	(3)	(3)	(39)
Balance at December 31, 2021	19	538	16	57	630
Charge for the year	87	366	8	43	504
Foreign currency translation adjustment	(1)	(26)	—	(3)	(30)
Balance at December 31, 2022	$105	$878	$24	$97	$1,104
Carrying amounts
Property and equipment, net at December 31, 2021	$104	$1,186	$20	$135	$1,445
Property and equipment, net at December 31, 2022	$12	$1,263	$16	$141	$1,432

LAVA Therapeutics N.V.

Notes to consolidated financial statements

12. Leases

The following table provides information about the Company’s right-of-use assets:

(in thousands)
Balance at January 1, 2021	$382
Additions	382
Depreciation charges	(227)
Foreign currency exchange difference	(36)
Balance at December 31, 2021	501
Additions	400
Depreciation charges	(277)
Foreign currency exchange difference	27
Balance at December 31, 2022	$651

The following table provides information about the maturities of the Company’s lease liabilities at December 31, 2022:

(in thousands)
2023	$459
2024	284
2025	206
2026	—
Total lease commitments	949
Less: imputed lease interest	(139)
Total lease liabilities	$810
Current portion	$379
Non-current portion	$431

The average incremental borrowing rate applied to the lease liabilities was 15.69% and 15.78% during the years ended December 31, 2022 and 2021, respectively.

Cash outflows related to leases during the years ended December 31, 2022, 2021 and 2020 were $0.3 million, $0.3 million and $0.2 million, respectively.

Our leases consist of leases for office and laboratory space in the Netherlands and the U.S., expiring in 2025 and 2026. Both leases contain renewal options which we concluded are not reasonably certain to be exercised, and therefore did not include the effects of the extension options in the measurement of the lease liabilities and right-of-use assets. All leasehold improvements were paid for in full by us.

13. Investments

Our investments in debt securities consist of investments in U.S. Treasury securities, with maturities ranging from three months to one year. All of these investments are classified as held to maturity and recorded in current assets on our consolidated statements of financial position at amortized cost. As of December 31, 2022, the carrying value of our investments was $32.5 million, which approximates fair value. Given the high quality ratings of these investments in debt securities, we have not recorded an allowance for credit losses as of December 31, 2022.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

14. Cash and cash equivalents

	As of December 31,
(in thousands)	2022	2021
Short-term deposits	$9,965	$76,504
Current bank accounts	90,368	14,365
	$100,333	$90,869

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in Note 21.

15. Share capital, share premium and other capital reserves

The following table provides information about the Company’s share capital as of December 31, 2022, 2021 and 2020:

(in thousands, except	Authorized			Issued and fully paid			Additional paid-in capital		Share premium
for share and per	December 31,			December 31,			December 31,		December 31,
share amounts)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Common shares of $0.01 each	—	—	447,525	—	—	281,775	$—	$—	$—
Preference Series A shares of $0.01 each	—	—	1,755,845	—	—	1,037,595	—	—	722
Preference Series B shares of $0.01 each	—	—	3,899,766	—	—	3,899,766	—	—	18,340
Preference Series C shares of $0.01 each	—	—	4,133,805	—	—	4,133,805	—	—	22,026
Preference shares of $0.01 each	—	—	9,789,416	—	—	9,071,166	—	—	41,088
Preference shares of $0.14 each	45,000,000	45,000,000	—	—	—	—	—	—	—
Common shares of $0.14 each	45,000,000	45,000,000	—	26,289,087	25,775,538	—	194,424	192,270	—
	90,000,000	90,000,000	10,236,941	26,289,087	25,775,538	9,352,941	$194,424	$192,270	$41,088

Preferred Series Shares

In 2017, the Company issued and sold 1,755,845 Series A Preferred at a price of $0.68 per share for gross proceeds of $1.2 million. The Company incurred minimal issuance costs.

In 2018, the Company issued and sold 3,899,766 Series B Preferred at a price of $4.61 per share for gross proceeds of $17.9 million. The Company incurred minimal issuance costs.

In 2020, the Company closed an oversubscribed financing of Series C Preferred that resulted in tranche-based commitments of $84.4 million gross and $73.2 million net. In connection with the Series C Preferred financing, the Company agreed to sell the Series C Preferred in three tranches. In connection with the funding of the tranches the Company was obligated to repurchase 1,436,500 shares of Series A preferred of approximately $10.3 million and 331,500 common shares.

In 2020, the first tranche of gross proceeds of $22.7 million, with $0.6 million of issuance costs and 4,133,805 shares of Series C Preferred, was funded, and 718,250 shares amounting to $4.9 million of Series A Preferred were repurchased, resulting in net proceeds of $17.2 million.

In 2021, the Company effected a 221:1 share split of the Company’s issued and outstanding common shares and a proportional adjustment to the existing conversion ratios for the Company’s convertible preferred shares. The par value per share and authorized common and convertible preferred shares were adjusted as a

LAVA Therapeutics N.V.

Notes to consolidated financial statements

result of the share split. All common shares and common share per share amounts within the financial statements and notes thereto have been adjusted for all periods presented to give effect to this share split, including reclassifying an amount equal to the change in par value of common shares to additional paid-in capital.

In 2021, the remaining milestones required to fund the remaining two tranches of the Series C Preferred financing were waived, and the funding of both tranches prior to the completion of the IPO was authorized. The two remaining tranches funded additional net proceeds of $56.6 million in the aggregate, after repurchasing the 718,250 shares of Series A Preferred and 165,750 common shares from one investor.

Automatic Conversion of Preferred Shares – In 2021, the Company effected an amendment to its Articles of Association, as amended. This amendment eliminated the minimum price per common share for an underwritten public offering that would result in the automatic conversion of all outstanding Series A, Series B, and Series C preferred shares of the Company.

Common shares

In 2021, the Company completed an IPO of common shares pursuant to its registration statement on Form F-1, as amended (file 333-253795) under the symbol “LVTX” in the United States on Nasdaq. Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of $0.14 par value common share at a price of $15.00 per share. Net proceeds from the IPO were approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million.

In 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of $15.00 per share resulting in additional IPO proceeds to the Company of $5.9 million after deducting underwriting discounts and commissions of $0.4 million.

In 2021, the Company issued 235,664 common shares to VUmc representing the $3.7 million payable in accordance with the VUmc agreement.

In 2022, the Company issued 491,352 common shares to VUmc representing 50% of the payable in accordance with the VUmc agreement.

In 2022, the Company issued 22,197 common shares to former employees upon exercise of outstanding stock options.

The following table provides information about the Company’s major shareholders on a non-diluted basis:

	As of December 31,
	2022	2021
Gilde Healthcare	20.6%	21.0%
Versant Venture Capital VI, L.P.	17.5%	17.8%
Novo Holdings A/S	12.7%	12.9%
Redmile Biopharma Investments	10.6%	10.8%
Sanofi Foreign Participations B.V.	7.3%	7.4%
Ysios Capital Partners, SGECR,S.A.U.	—%	6.2%
Other shareholders	31.3%	23.9%
	100.0%	100.0%

LAVA Therapeutics N.V.

Notes to consolidated financial statements

16. Borrowings

			As of December 31,
			2022	2021
	Stated		Amount, incl.	Amount, incl.
	interest		accrued	accrued
(in thousands)	rate	Maturity	interest	interest
Innovation Credit	10,0%	31/12/2023	$4,640	$4,284

Current			$4,640	$—
Non-current			$—	$4,284

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

As of December 31, 2022 and 2021, the Company had $4.6 million and $4.3 million, respectively in borrowings under the Credit, all of which was classified as long-term, and includes accrued interest.

The Credit contains customary limitations on the Company and its shareholders, including the shareholders of the Company not being permitted to subtract assets (including cash) by means of dividend, interest, or repayment of loans as long as the Credit has not been repaid in full. The Company needs to file a progress report after each of the five reporting periods: March 2020, December 2020, December 2021, October 2022, and July 2023. The reporting dates for the last 3 reporting periods were extended with 18 months. Based on the progress report, RVO will decide to continue to pay future installments if the following conditions are met:

●	Activities during reporting period were completed successfully
●	Perspective on completion of the project and future commercialization are still good
●	The Company has financed its own contribution in the project sufficiently

As of December 31, 2022, the Company was in compliance with all of the terms of the Credit.

Interest expense incurred from the Credit during the years ended December 31, 2022, 2021 and 2020 were $0.4 million, $0.3 million and $0.2 million, respectively.

17. Trade payables and other

The Company had accounts payable balances of $4.0 million and $2.6 million as of December 31, 2022 and 2021, respectively. The average credit period on domestic purchases of certain goods is 7-30 days. No interest is charged on the trade payables from the invoice received. Information about the Company’s exposure to currency and liquidity risk in relation to its trade and other payables is included in Note 21.

18. Accrued expenses and other current liabilities

	As of December 31,
(in thousands)	2022	2021
Research and development external project costs	$5,399	$983
Personnel-related expenses	1,903	161
Professional fees	486	425
Other	405	310
	$8,193	$1,879

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

Under the option plans, the options granted generally have a maximum term of 10 years and can generally have the following vesting schemes:

●	25% of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date.
●	the options vest in 48 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date.
●	the options vest in 12 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the first anniversary of the vesting commencement date.

Share-based options

During 2022 and 2021, the board of directors granted 2,358,458 options and 1,801,088 options, respectively.

The following table provides information about share-based awards as of December 31, 2022 and 2021:

	2018 Stock Option Plan			2020 U.S. Stock Option Plan			2021 Long-term Incentive Option Plan
			Weighted			Weighted			Weighted
		Weighted	average		Weighted	average		Weighted	average
	Number	average	remaining		average	remaining		average	remaining
	of	exercise	contractual	Number of	exercise	contractual	Number of	exercise	contractual
	options	price $	term (yrs)	options	price $	term (yrs)	options	price $	term (yrs)
Outstanding at January 1, 2021	620,347	0.01	(*)	1,069,198	2.76	9.50	—	—	—
Granted	—	—		493,938	12.69	9.21	1,307,150	6.03	9.90
Exercised	—	—		—	—		—	—
Forfeited	—	—		—	—		—	—
Outstanding at December 31, 2021	620,347	0.01	(*)	1,563,136	5.90	8.90	1,307,150	6.03	9.90
Granted	—	—		—	—		2,358,458	4.01	9.79
Exercised	(16,073)	0.01		(6,124)	2.76		—	—
Forfeited	(3,817)	0.01		(284,933)	13.46		(258,014)	5.75
Outstanding at December 31, 2022	600,457	0.01	(*)	1,272,079	4.22	7.83	3,407,594	4.66	9.54
Exercisable at December 31, 2022	387,565			717,532			470,454
(*) contract term does not have fixed end date

LAVA Therapeutics N.V.

Notes to consolidated financial statements

As of December 31, 2022, outstanding options had exercise prices ranging from $0.01 to $15.00.

19.2Measurement of fair values

The fair value of the equity-settled employee share options has been measured using the Black-Scholes formula, for all stock option grants issued after our IPO in March 2021. The service conditions attached to the transactions were not taken into account in measuring fair value.

The assumptions used in the measurement of the fair values and the weighted average fair value of the share options granted during the years ended on December 31, 2022, 2021 and 2020:

	December 31, 2022	December 31, 2021		December 31, 2020
	NL & US	NL	US	NL
Expected annual average volatility	83.9%	80.1%	80.1%	75.5% - 90.0%
Expected life, years	6.08	6.08	6.08	3.92
Fair value of the common share	$1.71 - 3.91	$3.42 - 5.23	$3.12 - 8.71	$2.10 - 2.76
Exercise price	$2.34 - 5.50	$5.10 - 7.77	$5.10 - 15.00	$0
Dividend yield	—	—	—	—
Risk-free interest rate	1.65% - 3.78%	(0.30%) - (0.53%)	0.94% - 1.34%	(0.62%)
Weighted average grant date fair value	$4.01	$3.61	$5.95	$2.71

In 2022, all options were granted in USD. In 2021, options were granted with a contractual exercise price in both EUR and USD. In 2020, all options were granted with a contractual exercise price in EUR. Since the Company was a private company until March 2021, limited company-specific historical and implied volatility information is available. Expected volatility is therefore estimated based on the observed daily share price returns of publicly traded peer companies over a historic period equal to the period for which expected volatility is estimated, as well as our own limited historical stock performance and our own stock-price volatility. The group of comparable listed companies are publicly traded entities active in the business of developing antibody-based therapeutics, treatments and drugs and are selected taking into consideration the availability of meaningful trading data history and market capitalization. The Company will continue to use this method for calculation of expected volatility data until sufficient historical market data is available for estimating the volatility of our common shares.

Total share-based compensation expenses for the years ended December 31, 2022, 2021 and 2020 were $4.1 million, $3.9 million and $0.6 million, respectively.

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

LAVA Therapeutics N.V.

Notes to consolidated financial statements

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

20. Related parties

Key management compensation

Key management includes members of the Company’s executive committee and the board of directors. The compensation paid or payable to key management for the Board and employee services includes their participation in share-based compensation arrangements. The compensation paid to these individuals is

LAVA Therapeutics N.V.

Notes to consolidated financial statements

presented below for the years ended December 31, 2022, 2021 and 2020. The disclosure amounts are based on the expense recognized in the consolidated statements of loss and other comprehensive loss.

	For the Year Ended
	December 31,
(in thousands)	2022	2021	2020
Key management compensation
Short term employee benefits	$2,673	$3,099	$1,518
Share-based payments	1,994	2,702	310
Post-employment benefits	108	92	74
	$4,775	$5,893	$1,902

Director and shareholder compensation

A member of the Company’s board of directors and existing shareholder received consultancy fees. The compensation paid to this individual is presented below for the years ended December 31, 2022, 2021, and 2020. As of December 31, 2022, 2021, and 2020, related party expenses of less than $0.1 million, respectively, were reported in the Company’s trade payables and other balances. The disclosure amounts are based on the expense recognized in the consolidated statements of loss and other comprehensive loss.

	For the Year Ended
	December 31,
(in thousands)	2022	2021	2020
Director and shareholder compensation
Board fees	$320	$227	$—
Consultancy fees	—	20	55
	$320	$247	$55

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

21.2Financial risk management

	As of December 31,
(in thousands)	2022	2021
Financial assets measured at amortized cost
Cash and cash equivalents (Note 14)	$100,333	$90,869
Investments (Note 13)	32,535	42,334
Other non-current assets and security deposits	809	796
Receivables and other	3,254	363
Total financial assets	$136,931	$134,362

Financial liabilities measured at amortized cost
Borrowings (Note 16)	$4,640	$4,284
Trade payables and other (Note 17)	3,965	2,553
Accrued expenses and other current liabilities (Note 18)	8,193	1,879
Lease liabilities (Note 12)	810	581
Total financial liabilities	$17,608	$9,297

LAVA Therapeutics N.V.

Notes to consolidated financial statements

The Company is exposed to a variety of financial risks: market risk and credit risk. The Company’s overall risk management program seeks to minimize potential adverse effects of these financial risk factors on the Company’s financial performance.

21.2.1Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Company, comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include cash, cash equivalents, investments, accounts receivable and trade and other payables. All of these financial instruments generally are short term in nature with maturities and settlement dates between one and 12 months.

The Company does not enter into any derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk. During 2022, the foreign currency exchange rate between USD and EUR fluctuated throughout the year, with a 16.8% difference between the high and low rates, which had an impact on the results of our operations presented in USD, including foreign currency exchange gains of $2.9 million for the year ended December 31, 2022. Continued variations in exchange rates similar to this could have impacted our loss for the year by approximately $5.3 million as additional gain or loss. Due to the nature of our investment portfolio and other financial instruments, we do not believe an immediate 1.0% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect a sudden change in market interest rates to affect materially our operating results or cash flows.

21.2.2Credit risk

Cash and cash equivalents

The Company held cash and cash equivalents as of December 31, 2022 and 2021 of $100.3 million and $90.9 million, respectively.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily accounts receivable) and from its cash and cash equivalents held with three banks. Cash and cash equivalents, and short-term marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. As of December 31, 2022 and 2021, cash consists of cash deposited with three financial institutions and account balances may exceed insured limits.

On March 10, 2023, Silicon Valley Bank, Santa Clara, California, or SVB, was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation, or FDIC, was appointed receiver. On March 26, 2023, First–Citizens Bank & Trust Company, Raleigh, North Carolina, or First Citizens, purchased all deposits and loans of SVB, and the former SVB reopened as First-Citizens Bank & Trust Company on Monday, March 27, 2023. We had a banking relationship with SVB, including $32.0 million as of December 31, 2022 held in Euros. Although most SVB depositors received full access to their funds on March 13, 2023, we had disrupted and delayed access to funds held in multi-currency accounts while the systems’ conversions were being completed to allow full–service banking, which has been resolved. As of March 31, 2023 we had $0.1 million of cash held at SVB as First-Citizens Bank & Trust Company. The majority of our cash is held at other banks that can be used to fund operations and believe the purchase of SVB’s assets by First Citizens will not have any material impact on our liquidity and capital resources.

Besides the above, management believes that the Company is not exposed to significant credit risk due to the financial strength of these institutions.

Investments

We invest our cash in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to instruments issued by the U.S. government, certain SEC-registered

LAVA Therapeutics N.V.

Notes to consolidated financial statements

money market funds that invest only in U.S. government obligations and various other low-risk liquid investment options, and places restrictions on portfolio maturity terms. We do not believe our current investments give rise to a material credit risk.

21.3 Capital management

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (leases as detailed in Note 12 and borrowings as detailed in Note 16 offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).

In order to achieve this overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants attached to the borrowings that define capital structure requirements.

No changes were made in the objectives, policies, or processes for managing capital during the year ended December 31, 2022.

21.4 Liquidity Risk

As of December 31, 2022, we held cash, cash equivalents and investments of $132.8 million which we believe is sufficient to service our current liabilities of $17.6 million, as well as fund our operations for at least the next 12 months. Refer to Note 2, “Going Concern” for additional information. We do not believe we are currently exposed to material liquidity risk as of December 31, 2022.

22. Commitments and Contingencies

Lease contract

In December 2021, the Company entered into a lease contract for laboratory and office space in Utrecht with a commencement date in February 2023. The lease agreement has an end date on March 31, 2026 and includes cancellation provisions. The total lease commitment under the agreement amounts to $1.7 million.

Legal proceedings

From time to time, the Company is involved in legal proceedings and adjudications generally incidental to its normal business activities, none of which has had, individually or in the aggregate, a material adverse impact on the Company. The Company accrues for loss contingencies when a present obligation (legal or constructive) has arisen as a result of a past event, payment is probable, and the amount can be estimated reliably. These estimates are based on an analysis made by internal and external legal counsel considering information known at the time. Legal costs in connection with loss contingencies are expensed as incurred. The Company believes that the resolution of any current legal matters will not have a material adverse impact on its financial position or results of operations.

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

We are obligated to pay VUmc sub to low single-digit tiered royalties on net sales of products covered by claims included in the assigned patent rights. Royalties are payable on a country-by-country basis for a royalty term that expires upon the expiration of the last valid claim in the assigned patent rights in such

LAVA Therapeutics N.V.

Notes to consolidated financial statements

country that would be infringed by the use, manufacture, or sale of a product in such country in the absence of us having rights to such patent right. In connection with our IPO, we issued to VUmc 235,664 of our common share and paid $0.3 million in cash. On each of the first and second anniversary of our IPO, we are required to pay $4.7 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of our IPO. In 2022, the Company issued 491,352 common shares to VUmc representing 50% of the payable in accordance with the VUmc agreement for the first anniversary payment. The final payment is due at the second anniversary of our IPO in March 2023. The Company and VUmc have been collaborating since 2017 and VUmc makes available certain employees to the Company who perform research activities for the benefit of the Company. In accordance with IFRS, these obligations are reflected in the accompanying consolidated statements of financial position.

23. Revision of Immaterial Misstatements

In connection with the preparation and review of the Company's consolidated interim and year-end financial statements for December 31, 2022, management identified certain immaterial misstatements in our historical financial statements related to the accounting for foreign currency exchange gains and losses associated with cash balances held in USD at LAVA Therapeutics, N.V. with a functional currency of Euro. We incorrectly computed and recorded the foreign exchange gain (loss) from our USD cash account in a Euro functional entity as foreign currency translation adjustment instead of foreign currency gain (loss). Management also identified certain immaterial misstatements in our historical financial statements primarily related to research and license revenue reported at the incorrect exchange rate and the accounting for share-based compensation expenses. We incorrectly computed and recorded the share-based compensation expenses due to an error in the calculation of the expense attribution over the vesting period, resulting in an incorrect and accelerated expense being recorded.

In accordance with the guidance set forth in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 99, Materiality, and SEC SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financials, the Company concluded these misstatements were not material to the previously issued consolidated financial statements. We are revising our historical financial statements to revise the immaterial misstatements.

The revision for the foreign currency exchange and share-based compensation expense misstatements did not have an impact on total equity as of December 31, 2022, or any prior periods. As a result of the Company’s immaterial misstatements, net loss was overstated by $3.0 million, research and license revenue was understated by $0.4 million, operating expenses were overstated by $0.4 million and foreign currency exchange gain (loss), net was understated by $2.3 million for the year ended December 31, 2021 and net loss was understated by $0.4 million, research and license revenue was understated by $0.2 million and foreign currency exchange gain (loss), net was understated by $0.7 million for the year ended December 31, 2020. Also, as a result of a clerical error in presentation, our as reported foreign currency translation adjustment in the consolidated statement of loss and comprehensive loss was overstated by $3.2 million for the year ended December 31, 2021, this being the difference between the amount in the statement of total comprehensive loss and the amount in the statement of equity.

LAVA Therapeutics N.V.

Notes to consolidated financial statements

In the Consolidated Statements of Loss and Comprehensive Loss, we have revised the following:

	Year Ended
	December 31, 2021
	As reported	Adjustment	As revised
(in thousands)
Research and license revenue	$5,000	$350	$5,350
Total revenue	$5,000	$350	$5,350
Research and development expenses	$(37,193)	$248	$(36,945)
General and administrative expenses	$(12,160)	$142	$(12,018)
Total operating expenses	$(49,353)	$390	$(48,963)
Operating loss	$(44,353)	$740	$(43,613)
Foreign currency exchange gain (loss), net	$(212)	$2,252	$2,040
Total non-operating income (loss)	$(837)	$2,252	$1,415
Loss before income tax	$(45,190)	$2,992	$(42,198)
Loss for the year	$(45,347)	$2,992	$(42,355)
Foreign currency translation adjustment	$(6,210)	$568	$(5,642)
Total comprehensive loss	$(51,557)	$3,560	$(47,997)

	Year Ended
	December 31, 2020
	As reported	Adjustment	As revised
(in thousands)
Research and license revenue	$3,500	$247	$3,747
Total revenue	$3,500	$247	$3,747
Operating loss	$(14,920)	$247	$(14,673)
Foreign currency exchange gain (loss), net	$(201)	$(668)	$(869)
Total non-operating income (loss)	$(543)	$(668)	$(1,211)
Loss before income tax	$(15,463)	$(421)	$(15,884)
Loss for the year	$(15,506)	$(421)	$(15,927)
Foreign currency translation adjustment	$(577)	$375	$(202)
Total comprehensive loss	$(16,083)	$(46)	$(16,129)

In the Consolidated Statements of Financial Position and Changes in Equity, we have revised the following:

	December 31, 2021			December 31, 2020
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(in thousands)
Equity-settled employee benefits reserve	$5,219	(390)	4,829	922	—	922
Foreign currency translation reserve	$(4,042)	$(2,181)	$(6,223)	$(1,003)	$421	$(581)
Accumulated deficit	$(78,733)	$2,571	$(76,162)	$(33,386)	$(421)	$(33,807)
Equity:	$118,367	$—	$118,367	$7,622	$—	$7,622

LAVA Therapeutics N.V.

Notes to consolidated financial statements

In the Consolidated Statements of Cash Flows, we have revised the following:

	Year Ended
	December 31, 2021
	As reported	Adjustment	As revised
(in thousands)
Loss before income tax	$(45,190)	$2,992	$(42,198)
Foreign currency exchange gain (loss), net	$562	$(2,602)	$(2,040)
Share-based compensation expense	$4,297	$(390)	$3,907
Cash and cash equivalents at end of year	$90,869	$—	$90,869

	Year Ended
	December 31, 2020
	As reported	Adjustment	As revised
(in thousands)
Loss before income tax	$(15,463)	$(421)	$(15,884)
Foreign currency exchange gain (loss), net	$448	$421	$869
Cash and cash equivalents at end of year	$15,818	$—	$15,818

Item 18: Financial Statements

Not applicable.

Item 19: Exhibits

		Incorporation by Reference
Exhibit number	Description of Document	Form	Exhibit	File Date	File Number
1.1	English translation of Articles of Association of LAVA Therapeutics N.V.	Form F-1/A	3.2	3/18/2021	333-253795

2.1*	Description of Securities

4.1Ù	Restated and Amended License and Assignment Agreement, dates as of February 25, 2021 by and among LAVA Therapeutics B.V. and Stichting VUmc.	Form F-1	10.1	3/2/2021	333-253795
4.2Ù	Research Collaboration and License Agreement, dated as of May 13, 2020, by and among Lava Therapeutics, B.V., and Janssen Biotech, Inc.	Form F-1	10.2	3/2/2021	333-253795

4.3+	Exclusive License Agreement, dated as of September 23, 2022, by and between LAVA Therapeutics, Inc. and Seagen, Inc.	Form 6-K	10.1	9/30/2022	001-40241

4.4*+	Clinical Supply Agreement, dated as of January 27, 2023, by and between LAVA Therapeutics, Inc. and Seagen, Inc.

4.5#	Form of Indemnification Agreement for executive directors and executive officers.	Form F-1/A	10.3	3/18/2021	333-253795

4.6#	Form of Indemnification Agreement for non-executive directors.	Form F-1/A	10.4	3/18/2021	333-253795

4.7#	2018 Stock Option Plan.	Form F-1/A	10.5	3/18/2021	333-253795

4.8#	2020 U.S. Stock Option Plan.	Form F-1/A	10.6	3/18/2021	333-253795

4.9#	2021 Long Term Incentive Plan and form of Award Agreement.	Form F-1/A	10.7	3/18/2021	333-253795

4.10#	2021 Employee Share Purchase Plan	Form F-1/A	10.8	3/18/2021	333-253795

8.1*	Subsidiaries of the Registrant.	Form 20-F	8.1	3/24/2022	001-40241

12.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

* Filed herewith

# Indicates a management contract or compensatory plan, contract or arrangement

Ù Confidential treatment has been requested for portions of this agreement

+ Certain confidential information in this exhibit has been omitted and replaced with “[***]” because it is not material and is information that the company treats as private or confidential

† These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAVA Therapeutics N.V.
(Registrant)

/s/ Fred Powell
Fred Powell
Chief Financial Officer Date: April 11, 2023